SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                   TREEV, INC.
              -----------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    894692300
              -----------------------------------------------------
                                 (CUSIP Number)

                                   Ulrich Thol
                            CE Computer Equipment AG
                              Herforder Strasse 155A
                            33609 Bielefeld, Germany
                           Telephone: +49-521-9318-01
              -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                               W. Jeffrey Lawrence
                               Shearman & Sterling
                                9 Appold Street
                                 Broadgate West
                                 London EC2A 2AP
                                 United Kingdom
                           Telephone: +44 207 655 5000

                                November 19, 1999
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

 ................................................................................

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box |_|.

CUSIP No.  894692300

(1) Name of Reporting Person: CE Computer Equipment Aktiengesellschaft I.R.S. Identification No. of Above Person:

(2)      Check the Appropriate Box if a Member of a Group (See Instructions):

|_|      (a)

|_|      (b)

(3)      SEC Use Only

(4)      Source of Funds* (See Instructions): OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e):___

(6)      Citizenship or Place of Organization: Germany
------------------
                  (7)   Sole Voting Power:  0
     Number of                             ------------------------------------
      Shares
   Beneficially   (8)   Shared Voting Power: 6,479,343 shares of Common Stock
     Owned by                                ----------------------------------
       Each       (9)   Sole Dispositive Power:   0
      Reporting                                --------------------------------
   Person With    (10)  Shared Dispositive Power   0
                                                -------------------------------
------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
         6,479,343 shares of Common Stock

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

(13)     Percent of Class Represented by Amount in Row (11): 42.8%
                                                            -------------------

(14)     Type of Reporting Person (See Instructions): CO

--------

* Pursuant to the Merger Agreement (as defined in response to Item 3), the Reporting Person will, subject to the conditions specified therein, acquire all of the outstanding shares of Issuer Common Stock (as defined in response to Item 1) in exchange for American Depositary Shares, each representing one newly issued ordinary share, without par value, of the Reporting Person.

Item 1.  Security and Issuer.

                  The class of equity securities to which this Statement on
Schedule 13D relates is the Common Stock, par value $0.0001 per share ("Issuer Common Stock"), of TREEV, Inc., a Delaware corporation (the "Issuer"), with its principal executive offices located at 500 Huntmar Park Drive, Herndon, VA 20170, U.S.A.

Item 2.  Identity and Background.

                  This statement is being filed by CE Computer Equipment Aktiengesellschaft, a German corporation (the "Reporting Person").

                  The Reporting Person's principal executive offices are located at Herforder Strasse 155A, 33609 Bielefeld, Germany. The Reporting Person is a European producer of digital archiving and electronic document management systems.

                  The directors and executive officers of the Reporting Person are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person: (i) name; (ii) business address;
(iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

                  During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Pursuant to the Agreement and Plan of Merger, dated as of November 19, 1999, between the Reporting Person and the Issuer (the "Merger Agreement"), and subject to the conditions contained therein, the Reporting Person will acquire all the outstanding shares of Issuer Common Stock in exchange for American Depositary Shares ("Reporting Person ADSs"), each representing one newly issued ordinary share, without par value, of the Reporting Person (the "Reporting Person Ordinary Shares"). In connection with the Merger Agreement, the Reporting Person has entered into a Voting and Registration Rights Agreement, dated as of November 19, 1999, with certain beneficial owners of shares of Issuer Common Stock (the "Voting Agreement"). As a result of the execution of the Voting Agreement and the Irrevocable Proxies (as defined below), the Reporting Person may be deemed to be the beneficial owner of the shares of Issuer Common Stock subject to such agreement.

Item 4.  Purpose of Transaction.

                  Pursuant to the Merger Agreement, the Reporting Person will appoint an independent financial institution to act as exchange agent (the "Exchange Agent"). A newly formed, wholly owned subsidiary of the Exchange Agent ("Merger Sub ") will be incorporated in Delaware and will be merged with and into the Issuer (the "Merger"); the separate corporate existence of Merger Sub will cease and the Issuer will be the surviving corporation of the Merger (the "Surviving Corporation"). As soon as possible after the effective time of the Merger, the Exchange Agent (as the sole stockholder of the Surviving Corporation) will contribute to the Reporting Person, for the account of the former stockholders of the Issuer, all of the issued and outstanding shares of the common stock of the Surviving Corporation as a transfer in kind (the "Share Exchange "), and the Reporting Person will issue Reporting Person Ordinary Shares and will cause Reporting Person ADSs to be delivered to the Exchange Agent for the account of the former stockholders of the Issuer. As a result of the Merger and the Share Exchange, the Reporting Person will own all the outstanding shares of Issuer Common Stock and the Issuer will be a wholly owned subsidiary of the Reporting Person.

                  In the Merger, each share of Issuer Common Stock and each share of the Issuer's Series A Cumulative Convertible Preferred Stock ("Series A Preferred Stock"), Series M Convertible Preferred Stock ("Series M Preferred Stock") and Series M1 Convertible Preferred Stock ("Series M1 Preferred Stock" and, together with the Series A Preferred Stock and the Series M Preferred Stock, the "Issuer Preferred Stock") will be converted into the right to receive Reporting Person ADSs. Under the terms of the Merger Agreement, the Reporting Person will issue a total of 1,330,000 Reporting Person Ordinary Shares in the form of Reporting Person ADSs in exchange for the outstanding shares of Issuer Common Stock and Issuer Preferred Stock and for the outstanding warrants ("Warrants") and options ("Options") for Issuer Common Stock. Each share of Issuer Common Stock will be converted into a proportionate number of the Reporting Person ADSs to be issued in the Merger, after giving effect to the issuance of Reporting Person ADSs in respect of the Issuer Preferred Stock, the Options and the Warrants. Each share of Series A Preferred Stock will be converted into Reporting Person ADSs with a value of at least $10.00, and each share of Series M Preferred Stock and Series M1 Preferred Stock will be converted into Reporting Person ADSs with a value of at least $4.00.

                  Certain beneficial owners of shares of Issuer Common Stock have agreed to vote their shares of Issuer Common Stock in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement pursuant to the terms of the Voting Agreement. In addition, each such holder has granted an irrevocable proxy (the "Irrevocable Proxies") in favor of the Reporting Person to vote their shares of Issuer Common Stock in favor of the Merger, the Merger Agreement and any other matter that could reasonably be expected to facilitate the Merger. The Reporting Person has the right under the Voting Agreement to vote all the shares of Issuer Common Stock owned by Horace
T. Ardinger, Jr.; Douglas Adkins; James J. Leto; Robert P. Bernardi; John F. Burton; C. Alan Peyser; Thomas A. Wilson; Mark A. Paiewonsky; Richard E. McMahon; and Brian J. Hajost (collectively, the "Stockholders"). As of November 19, 1999, the Stockholders owned in the aggregate 5,374,299 outstanding shares of Issuer Common Stock, representing approximately 38.3% of the shares of Issuer Common Stock then outstanding.

                  As a result of the Merger and the Share Exchange, the Reporting Person will own all the outstanding shares of Issuer Common Stock, and there will not be any shares of Series A Preferred Stock outstanding. Shares of Issuer Common Stock and Series A Preferred Stock are currently traded on the Nasdaq National Market System. Following the Merger and the Share Exchange, the Reporting Person intends to cause the Issuer Common Stock and the Series A Preferred Stock to cease to be authorized to be quoted on the Nasdaq National Market System. In addition, following the Merger and the Share Exchange, the Issuer Common Stock and the Series A Preferred Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act "). The Reporting Person intends to seek to cause the Issuer to terminate the registration of the Issuer Common Stock and the Series A Preferred Stock under the Exchange Act as soon as possible.

                  Pursuant to the Merger Agreement, as of the effective time of the Merger, (i) Hans-Jurgen Brintrup and Thomas Wenzke will become the directors of the Surviving Corporation, (ii) Thomas Wenzke will become the Chief Administrative Officer of the Surviving Corporation, (iii) the Certificate of Incorporation of the Surviving Corporation will be amended and restated in its entirety to read as the Certificate of Incorporation of Merger Sub as in effect immediately prior to such time (except that the name of the Surviving Corporation shall be "TREEV, Inc.") and (iv) the Bylaws of Merger Sub, as in effect immediately prior to such time, will be the Bylaws of the Surviving Corporation.

                  Except as set forth in this Statement, the Merger Agreement, the Voting Agreement and the Irrevocable Proxies, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the individuals named in Schedule I hereto has formulated any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change in the Issuer's capitalization or dividend policy, (vi) any other material change in the Issuer's business or corporate structure, (vii) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of the Issuer's securities to be deregistered or delisted, (ix) a class of the Issuer's securities becoming eligible for termination of registration or (x) any action similar to any of those enumerated above.

                  The foregoing descriptions of the Merger Agreement, the Voting Agreement and the Irrevocable Proxies do not purport to be complete and are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 through 10, respectively, and which are incorporated herein by reference in their entirety.

Item 5.  Interest in Securities of the Issuer.

                  As a result of the execution of the Voting Agreement and the Irrevocable Proxies, the Reporting Person may be deemed to be the beneficial owner of 6,479,343 shares of Issuer Common Stock (which includes 1,105,044 shares of Issuer Common Stock which the Stockholders have the right to acquire within 60 days pursuant to the exercise of Options and Warrants), representing approximately 42.8% of the number of shares of Issuer Common Stock outstanding as of November 19, 1999. The Reporting Person has the right to vote all such shares of Issuer Common Stock in favor of the Merger, the Merger Agreement and any other matter that could reasonably be expected to facilitate the Merger. The Reporting Person does not have the right to vote such shares of Issuer Common Stock in connection with any other matter. Pursuant to the terms of the Voting Agreement, the Stockholders have agreed not to dispose of the shares of Issuer Common Stock, Options or Warrants held by them unless the transferee agrees in writing to be bound by the terms of the Voting Agreement with respect to such shares of Issuer Common Stock, Options or Warrants. The foregoing descriptions of the Voting Agreement and the Irrevocable Proxies do not purport to be complete and are qualified in their entirety by reference to such agreements, copies of which are attached hereto as Exhibits 2 through 10, respectively, and which are incorporated herein by reference in their entirety.

                  Except as described herein, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any other person referred to in
Schedule I attached hereto, has acquired or disposed of any shares of Issuer Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Except as provided in this Statement, the Merger Agreement, the Voting Agreement and the Irrevocable Proxies, none of the persons named in
Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

                  1. Agreement and Plan of Merger, dated as of November 19, 1999, between CE Computer Equipment AG and TREEV, Inc.

                  2. Voting and Registration Rights Agreement, dated as of November 19, 1999, among CE Computer Equipment AG and certain beneficial owners of shares of Common Stock of TREEV, Inc. set forth on Schedule A to such Voting and Registration Rights Agreement.

                  3. Irrevocable Proxy, dated as of November 19, 1999, granted by James J. Leto in favor of CE Computer Equipment AG.

                  4. Irrevocable Proxy, dated as of November 19, 1999, granted by Robert P. Bernardi in favor of CE Computer Equipment AG.

                  5. Irrevocable Proxy, dated as of November 19, 1999, granted by John F. Burton in favor of CE Computer Equipment AG.

                  6. Irrevocable Proxy, dated as of November 19, 1999, granted by C. Alan Peyser in favor of CE Computer Equipment AG.

                  7. Irrevocable Proxy, dated as of November 19, 1999, granted by Thomas A. Wilson in favor of CE Computer Equipment AG.

                  8. Irrevocable Proxy, dated as of November 19, 1999, granted by Mark A. Paiewonsky in favor of CE Computer Equipment AG.

                  9. Irrevocable Proxy, dated as of November 19, 1999, granted by Richard E. McMahon in favor of CE Computer Equipment AG.

                  10. Irrevocable Proxy, dated as of November 19, 1999, granted by Brian H. Hajost in favor of CE Computer Equipment AG.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

November 29, 1999                          CE Computer Equipment AG

                                           By: /s/ Thomas Wenzke
                                              -----------------------------
                                              Name:  Thomas Wenzke
                                              Title: Member of the Board of
                                                         Management

                                                                      SCHEDULE I

                  The name, present principal occupation and business address of each member of the Supervisory Board of the Reporting Person are set forth below. Each member of the Supervisory Board is a German citizen.

                                     Position with the Reporting Person
Name                                 and Principal Occupation
----                                 ------------------------

Dr. Uwe Swientek                     Chairman of the Supervisory Board;
                                     Member of the Board of Management of
                                     BMG Entertainment Storage Media and
                                     Technology, Carl-Bertelsmann-Strasse 161
                                     33311 Gutersloh, Germany

Prof. Dr. Peter Kupsch               Vice-Chairman of the Supervisory Board;
                                     Professor at the University of Bamberg, Im
                                     Bauernfeld 15, 96049 Bamberg, Germany

Prof. Jurgen Witt                    Member of the Supervisory Board;
                                     Professor at the University for Applied
                                     Sciences Bielefeld, Kurt-Schumacher-
                                     Strasse 6, 33615 Bielefeld, Germany

                  The name and present principal occupation of each member of the Board of Management and executive officer of the Reporting Person are set forth below. The principal place of business of each such person is Herforder Strasse 155A, 33609 Bielefeld, Germany and each such person is a German citizen. Each occupation set forth opposite an individual's name refers to employment with the Reporting Person.

                                             Position with the Reporting Person
Name                                         and Principal Occupation
----                                         ------------------------

Hans-Jurgen Brintrup                         Member of the Board of Management,
                                             Marketing and Sales

Thomas Wenzke                                Member of the Board of Management,
                                             Finance

Ulrich Thol                                  Financial Director

Peter J. Schmerler                           Executive Vice President, Sales

                                  EXHIBIT INDEX

 Exhibit No.                     Description                           Page No.
 -----------                     -----------                           --------
      1       Agreement and Plan of Merger, dated as of                      12
              November 19, 1999, between CE Computer Equipment
              AG and TREEV, Inc.
      2       Voting and Registration Rights Agreement,                     102
              dated as of November 19, 1999, among CE Computer
              Equipment AG and certain beneficial owners of
              shares of Common Stock of TREEV, Inc. set forth on
              Schedule A of such Voting and Registration Rights
              Agreement.
      3       Irrevocable Proxy, dated as of November 19,                   130
              1999, granted by James J. Leto in favor of CE
              Computer Equipment AG.
      4       Irrevocable Proxy, dated as of November 19,                   132
              1999, granted by Robert P. Bernardi in favor of
              CE Computer Equipment AG.
      5       Irrevocable Proxy, dated as of November 19,                   134
              1999, granted by John F. Burton in favor of CE
              Computer Equipment AG.
      6       Irrevocable Proxy, dated as of November 19,                   136
              1999, granted by C. Alan Peyser in favor of CE
              Computer Equipment AG.
      7       Irrevocable Proxy, dated as of November 19,                   138
              1999, granted by Thomas A. Wilson in favor of
              CE Computer Equipment AG.
      8       Irrevocable Proxy, dated as of November 19,                   140
              1999, granted by Mark A. Paiewonsky in favor
              of CE Computer Equipment AG.
      9       Irrevocable Proxy, dated as of November 19,                   142
              1999, granted by Richard E. McMahon in favor
              of CE Computer Equipment AG.
      10      Irrevocable Proxy, dated as of November 19,                   144
              1999, granted by Brian H. Hajost in favor of CE
              Computer Equipment AG.

                                                                       EXHIBIT 1


                  AGREEMENT AND PLAN OF MERGER, dated as of November 19, 1999 (this "Agreement"), between CE COMPUTER EQUIPMENT AG, an Aktiengesellschaft organized and existing under the laws of the Federal Republic of Germany ("Parent") and TREEV, INC., a Delaware corporation ("Company").

                              W I T N E S S E T H:

                  WHEREAS, the Board of Directors of the Company (i) has determined that the merger of the Merger Sub (as defined herein) with and into the Company (the "Merger") is fair to and in the best interest of the Company and its shareholders and has approved, and declared the advisability of, this Agreement and the transactions, including, without limitation, the Merger, contemplated hereby (the "Transactions") and (ii) has recommended the adoption of this Agreement and the approval of the Transactions by the shareholders of the Company;

                  WHEREAS, the Management Board (Vorstand) of Parent has approved this Agreement and the Transactions in accordance with the laws of the Federal Republic of Germany and has authorized the execution and delivery of this Agreement;

                  WHEREAS, certain holders of Common Stock, par value $.0001 per share, of the Company (the "Company Common Stock") have entered into a Voting and Registration Rights Agreement with Parent, dated as of the date hereof (the "Voting Agreement"), pursuant to which such holders of Company Common Stock have agreed to vote all shares of the Company Common Stock owned by them in favor of the Transactions at the Company Stockholders' Meeting (as defined herein);

                  WHEREAS, certain holders of ordinary shares, without par value, (the "Parent Ordinary Shares"), of Parent have entered into a Voting Agreement with the Company, dated as of the date hereof (the "Parent Voting Agreement"), pursuant to which such holders of Parent Ordinary Shares have agreed to vote all of the Parent Ordinary Shares owned by them in favor of the Transactions at the Parent Stockholders' Meeting (as defined herein);

                  WHEREAS, the holder of the Company's Series M Convertible Preferred Stock, par value $.0001 (the "Series M Preferred Stock"), and the Series M1 Convertible Preferred Stock, par value $.0001 (the "Series M1 Preferred Stock"), has entered into an agreement with Parent, dated as of the date hereof (the "Series M and Series M1 Agreement"), pursuant to which such holder of Series M Preferred Stock and Series M1 Preferred Stock has agreed not to exercise certain rights granted to him upon a change of control event;

                  WHEREAS, the Merger will be consummated upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the "DGCL");

                  WHEREAS, for United States federal income tax purposes, the Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"); and

                  WHEREAS, the parties hereto intend that the Merger shall be accounted for as a "pooling of interests" for financial reporting purposes under applicable United States accounting rules and the accounting standards of the United States Securities and Exchange Commission (the "SEC");

                  NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto agree as follows:

                                    ARTICLE I

                                   THE MERGER

                  SECTION 1.01. Formation of Merger Sub. As promptly as practicable following the date hereof, Parent shall appoint a United States bank or trust company or other independent financial institution in the United States reasonably satisfactory to Parent to act as exchange agent for the Share Exchange (as defined below) and the delivery of the Merger Consideration (as defined below) to former stockholders of the Company (the "Exchange Agent"). Following such appointment, the Exchange Agent shall cause to be incorporated pursuant to the DGCL a corporation which shall be a constituent company in the Merger (the "Merger Sub") and which shall not transact any business other than participating in the Merger as described herein. Parent shall enter into an Exchange Agent Agreement with the Exchange Agent in form and substance reasonably satisfactory to Parent and the Company, which agreement shall set forth the duties, responsibilities and obligations of the Exchange Agent consistent with the terms of this Agreement. Solely to accommodate the transactions described in this Article I and Article II, the Exchange Agent shall hold, as the agent of Parent, all the issued and outstanding shares of common stock, par value $.01 per share, of the Merger Sub (the "Merger Sub Common Stock").

                  SECTION 1.02. The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, at the Effective Time (as defined below), the Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation").

                  SECTION 1.03. Effective Time; Closing. As promptly as practicable and in no event later than the third business day following the satisfaction or, if permissible, waiver of the conditions set forth in Article VII (or such other date as may be agreed in writing by each of the parties hereto), the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL. The term "Effective Time" means the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware. Immediately prior to the filing of the Certificate of Merger, a closing (the "Closing") will be held at the offices of Shearman & Sterling, 801 Pennsylvania Avenue, NW, Suite 900, Washington, D.C. 20004 (or such other place as the parties may agree).

                  SECTION 1.04. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and the Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and the Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

                  SECTION 1.05. Certificate of Incorporation; Bylaws. (a) At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as the Certificate of Incorporation of the Merger Sub, as in effect immediately prior to the Effective Time, and shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation; provided, however, that, at the Effective Time, Article I of the Certificate of Incorporation of the Surviving Corporation shall read as follows:
"The name of the Corporation is TREEV, Inc."

                  (b) At the Effective Time, the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by law, the Certificate of Incorporation of the Surviving Corporation and such Bylaws.

                  SECTION 1.06. Officers. The officers of the Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, and such individuals shall serve until their successors shall have been elected and shall qualify. A list of such officers is attached hereto as Exhibit A.

                  SECTION 1.07. Board of Directors. The directors of the Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, and such individuals shall serve until their successors shall have been elected and shall qualify. A list of such directors is attached hereto as Exhibit B.

                                   ARTICLE II

              SHARE EXCHANGE; CONVERSION OF SECURITIES; EXCHANGE OF
                                  CERTIFICATES

                  SECTION 2.01. The Share Exchange. Consistent with the terms of this Agreement, as soon as possible after the Effective Time, Parent shall issue the Parent

Ordinary Shares (as defined below) underlying the Parent ADSs (as defined below) to be issued on behalf of Parent in connection with the Merger (the "Merger Consideration") and shall cause the Merger Consideration to be delivered to the Exchange Agent for the account of the former stockholders of the Company, and the Exchange Agent shall contribute, for the account of the former stockholders of the Company, all of the issued and outstanding shares of Surviving Corporation Common Stock (as defined below) to Parent as a transfer in kind (the "Share Exchange"). Subject to Section 6.15, such exchange shall be effected in accordance with ss.52 and ss.ss. 203, 185 et seq. (including in particular ss.187) of the German Stock Corporation Law (Aktiengesetz) by registering the contribution in kind agreement (Einbringungsvertrag) and the increase of the Parent stated share capital with the commercial register (Handelsregister) for Parent. At the Effective Time, the obligation of the parties to effect the Share Exchange shall be unconditional.

                  SECTION 2.02. Conversion of Company Common Stock and Company Preferred Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Merger Sub, the Company or the holders of any share of Company Common Stock or of any share of Preferred Stock, par value $.0001, of the Company (the "Company Preferred Stock"), the outstanding Company Common Stock and Company Preferred Stock shall be converted as follows:

                  (a) each share of Company Common Stock held in the treasury of the Company or owned by Parent or any direct wholly owned subsidiary of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof, and no payment shall be made with respect thereto;

                  (b)  each issued and outstanding share of Series A
Cumulative Convertible Preferred Stock, par value $.0001 (the "Series A Preferred Stock"), issued and outstanding immediately prior to the Effective Time shall be converted, subject to Section 2.05, into the right to receive the greater of (the "Series A Preferred Stock Exchange Ratio") (i) that number of Parent American Depositary Shares ("Parent ADSs"), each representing one Parent Ordinary Share, equal to $10.00 divided by the Parent Average Closing Price (as defined below) and (ii) that number of Parent ADSs equal to a fraction (x) the numerator of which is the sum of (A) 0.84 plus (B) 1.20 multiplied by the product of (1) 1.92 and (2) the average closing price per share of Company Common Stock as reported on the NASDAQ National Market System ("NASDAQ") during the period commencing on the 17th trading day prior to the Company Stockholders' Meeting and ending on the third trading day prior to the Company Stockholders' Meeting (the "Determination Period"), and (y) the denominator of which is the Parent Average Closing Price. For purposes of this Section 2.02, the "Parent Average Closing Price" shall be the average closing price per Parent Ordinary Share as reported on the Neuer Markt segment of the Frankfurt Stock Exchange (the "Neuer Markt") during the Determination Period converted into U.S. dollars at the average noon buying rate in New York City for cable transfers in Euros as certified for customs purposes by the Federal Reserve Bank of New York during the Determination Period;

                  (c) subject to adjustment pursuant to paragraph (f) of this Section 2.02, each issued and outstanding share of Series M Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted, subject to Section 2.05, into the right to receive that number of Parent ADSs (as such number may be adjusted pursuant to paragraph (f) of this Section 2.02, the "Series M Preferred Stock Exchange Ratio") equal to $4.00 divided by the Parent Average Closing Price;

                  (d) subject to adjustment pursuant to paragraph (f) of this Section 2.02, each issued and outstanding share of Series M1 Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted, subject to Section 2.05, into the right to receive that number of Parent ADSs (as such number may be adjusted pursuant to paragraph (f) of this Section 2.02, the "Series M1 Preferred Stock Exchange Ratio") equal to $4.00 divided by the Parent Average Closing Price;

                  (e) subject to adjustment pursuant to paragraph (f) of this Section 2.02, each issued and outstanding share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be converted, subject to Section 2.05, into the right to receive that number of Parent ADSs (as such number may be adjusted pursuant to paragraph (f) of this Section 2.02, the "Common Stock Exchange Ratio") equal to a fraction (i) the numerator of which is 1,330,000 less the aggregate number of Parent ADSs issuable pursuant to paragraphs (b), (c) and (d) of this Section 2.02 and paragraphs (a)(iii) and (b) of Section 2.04 and (ii) the denominator of which is the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time;

                  (f) (i) if the Series M Preferred Stock Exchange Ratio as initially calculated pursuant to paragraph (c) of this Section 2.02 is less than the number of Parent ADSs into which the shares of Company Common Stock into which a share of Series M Preferred Stock is convertible would be converted into the right to receive in the Merger, then the Common Stock Exchange Ratio as initially calculated pursuant to paragraph (e) of this Section 2.02 shall be decreased and the Series M Preferred Stock Exchange Ratio as initially calculated pursuant to paragraph (c) of this Section 2.02 shall be increased, in each case to the extent (and only to the extent) necessary so that the Series M Preferred Stock Exchange Ratio shall equal the number of Parent ADSs into which the shares of Company Common Stock into which a share of Series M Preferred Stock is convertible would be converted into the right to receive in the Merger pursuant to paragraph (e) of this Section 2.02;

                  (ii) if the Series M1 Preferred Stock Exchange Ratio as initially calculated pursuant to paragraph (d) of this Section 2.02 is less than the number of Parent ADSs into which the shares of Company Common Stock into which a share of Series M1 Preferred Stock is convertible would be converted into the right to receive in the Merger, then the Common Stock Exchange Ratio as initially calculated pursuant to paragraph (e) of this Section 2.02 shall be decreased and the Series M1 Preferred Stock Exchange Ratio as initially calculated pursuant to paragraph (d) of this Section 2.02 shall be increased, in each case to the extent (and only to the extent) necessary so that the Series M1 Preferred Stock

Exchange Ratio shall equal the number of Parent ADSs into which the shares of Company Common Stock into which a share of Series M1 Preferred Stock is convertible would be converted into the right to receive in the Merger pursuant to paragraph (e) of this Section 2.02;

                  (iii)  In no event shall any adjustment to the Common
Stock Exchange Ratio, the Series M Preferred Stock Exchange Ratio or the Series M1 Preferred Stock Exchange Ratio pursuant to this Section 2.02(f) result in the aggregate number of Parent ADSs issuable in connection with the Transactions exceeding 1,330,000;

                  (g) each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding as one validly issued, fully paid and nonassessable share of common stock, par value $.0001 per share, of the Surviving Corporation ("Surviving Corporation Common Stock"); and

                  (h) to the extent that any person would otherwise be entitled to receive a fraction of a Parent ADS pursuant to this Section 2.02, such fraction shall be treated in accordance with Section 2.06.

                  SECTION 2.03. Exchange of Shares of Company Common Stock and Company Preferred Stock.

                  (a) Exchange Fund. The aggregate Merger Consideration transferred by Parent to the Exchange Agent pursuant to Section 2.01, together with any dividends or other distributions with respect to Parent ADSs to be made pursuant to Section 2.03(c), is referred to herein as the "Exchange Fund".

                  (b)  Exchange Procedures. Promptly after the Effective
Time, the Exchange Agent will mail to each former record holder of shares of Company Common Stock and each former record holder of shares of Company Preferred Stock entitled to receive Merger Consideration pursuant to Section 2.02, a form of letter of transmittal which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of a certificate or certificates formerly evidencing shares of Company Common Stock or shares of Company Preferred Stock (together, the "Old Company Certificates") to the Exchange Agent and instructions for use in effecting the surrender to the Exchange Agent of Old Company Certificates in exchange for Parent ADSs. The letter of transmittal shall contain such other terms and conditions as Parent and the Company shall reasonably specify. Upon surrender of an Old Company Certificate to the Exchange Agent, together with a letter of transmittal duly executed and completed in accordance with the instructions thereto, and any other documents reasonably required by the Exchange Agent or Parent and the Company, (i) the holder of such Old Company Certificate shall be entitled to receive in exchange therefor (x) an American Depositary Receipt ("ADR") registered in the name of such holder evidencing the number of whole Parent ADSs and a check for cash in lieu of any fractional Parent ADS into which the shares of Company Common Stock or Company Preferred Stock previously evidenced by such Old Company Certificate shall have been converted at the Effective Time and (y) if applicable, a check payable to such holder representing the payment of any dividends and distributions pursuant to Section 2.03(c), and (ii) such Old Company Certificate shall forthwith be cancelled. If any cash is to be paid to, or any ADR evidencing Parent ADSs is to be issued in the name of, a person other than the person in whose name the Old Company Certificate so surrendered in exchange therefor is registered, it shall be a condition of the payment or issuance that the Old Company Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such exchange shall pay any transfer or other taxes required by reason of the payment of cash to, or the issuance of an ADR evidencing Parent ADSs in the name of, a person other than the registered holder of the Old Company Certificate so surrendered or shall establish to the satisfaction of the Exchange Agent and Parent that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this
Section 2.03, each Old Company Certificate shall, at and after the Effective Time, represent for all purposes only the right to receive Parent ADSs, cash in lieu of any fractional Parent ADS and any dividends and distributions as provided in Section 2.03(c), if any.

                  (c) Dividends; Distributions. No dividends or other distributions declared after the Effective Time on Parent ADSs and payable to the holders of record thereof after the Effective Time shall be paid to the holder of any unsurrendered Old Company Certificates with respect to which the Parent ADSs shall have been issued in the Merger. All such dividends or other distributions shall be paid to the Exchange Agent (on behalf of holders of unsurrendered Old Company Certificates) and shall be included in the Exchange Fund, in each case until such Old Company Certificates shall be surrendered as provided herein, but (i) upon such surrender there shall be paid to the person in whose name the ADRs evidencing such Parent ADSs shall be issued and registered the amount of dividends theretofore paid with respect to such Parent ADSs as of any date subsequent to the Effective Time, and (ii) at the appropriate payment date or as soon as practicable thereafter, there shall be paid to such person the amount of dividends with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such Parent ADSs, subject in any case to any applicable abandoned property, escheat and similar laws. No interest shall be payable with respect to the payment of such dividends on the surrender of any outstanding Old Company Certificates.

                  (d)  No Further Rights in Company Common Stock and
Company Preferred Stock. All Parent ADSs issued upon conversion of the Company Common Stock and the Company Preferred Stock in accordance with the terms hereof (including any cash paid pursuant to Sections 2.03(b) and 2.03(c)) shall be deemed to have been issued in full satisfaction of all rights pertaining to the Company Common Stock and the Company Preferred Stock.

                  (e) Transfer Books. After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock and shares of Company Preferred Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Company Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for ADRs evidencing Parent ADSs or cash, or both, in accordance with the procedures set forth in this Article II.

                  (f) Affiliates Letter. Notwithstanding anything to the contrary contained herein, for purposes of qualifying the transactions contemplated hereby for "pooling-of-interests" accounting treatment under applicable United States accounting rules, including, without limitation, applicable SEC accounting standards, no Parent ADSs (or a check for cash in lieu of fractional shares) shall be delivered to a person who is an affiliate of the Company unless such person shall have executed and delivered an agreement in the form of Exhibit E or unless the Company and Parent shall have determined that the transactions contemplated by this Agreement will not be accounted for as a "pooling-of-interests" under United States generally accepted accounting principles ("U.S. GAAP") because of other circumstances.

                  (g)  Termination of Exchange Fund. Any portion of the
Exchange Fund that remains undistributed to the holders of the Old Company Certificates one year after the Effective Time shall be delivered by the Exchange Agent to a depositary bank designated by Parent, upon demand, whereupon such depositary bank shall hold the Exchange Fund on behalf of holders of unsurrendered Old Company Certificates, and any holders of the Old Company Certificates who have not theretofore complied with this Section 2.03 shall thereafter look only to Parent or such depositary bank for payment of their claim for Merger Consideration and any dividends or distributions with respect to Parent ADSs and Parent shall cause the depositary bank to satisfy such claim. Such depositary bank shall maintain an office in the City of New York where holders of Old Company Certificates may comply with this Article II. No interest shall be paid in respect of any property or amounts held in the Exchange Fund.

                  (h)  Withholding Taxes. Each of the Exchange Agent and
Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Old Company Certificates such property or amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or non-U.S. tax law. To the extent that any property or amounts are so withheld by the Exchange Agent or Parent, as the case may be, such withholdings shall be treated for all purposes of this Agreement as having been paid to the holder of the Old Company Certificate in respect of which such deduction and withholding was made by the Exchange Agent or Parent, as the case may be.

                  (i)  No Liability. None of Parent, the Surviving
Corporation or the Exchange Agent shall be liable to any person in respect of any Parent ADSs, any dividends or distributions with respect to Parent ADSs or any cash from the Exchange Fund, in each case properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

                  (j) Lost, Stolen Or Destroyed Certificates. If any Old Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Company Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as such entity may direct as indemnity against any claim that may be made against it with respect to such Old Company Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Old Company Certificate the appropriate number of Parent ADSs, determined pursuant to Section 2.02, cash in lieu of any fractional Parent ADS and, if applicable, any unpaid dividends and distributions on Parent ADSs deliverable in respect thereof, in each case pursuant to this Agreement.

                  SECTION 2.04. Treatment of the Company Stock Plans and the Company Warrants. (a) Subject to the consummation of the Merger, not later than immediately prior to the Effective Time (i) the Company shall terminate the Company Stock Plans (as defined below) and any other plan, program or arrangement providing for the issuance, grant or purchase of any other interest in respect of the capital stock of the Company without prejudice to the Company Optionholders (as defined below); (ii) the Company shall cause all amounts currently held as cash in participant accounts under the Company's Employee Stock Purchase Plan to be returned to the applicable participants and all previously purchased shares of Company Common Stock held in such accounts to be distributed to the applicable participants; and (iii) the Parent and the Company shall take all actions necessary to provide that each holder (a "Company Optionholder") of an employee stock option (each a "Company Stock Option") that is outstanding immediately prior to the Effective Time will be given the right to receive, in exchange for each such Company Stock Option (whether or not then vested and exercisable), that fraction of a Parent ADS equal to the "fair value" of such Company Stock Option (calculated as generally accepted using the "Black-Scholes" methodology, and as agreed to in good faith by PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") and Ernst & Young LLC ("Ernst & Young")), calculated as of the last day of the Determination Period, divided by the Parent Average Closing Price (the "Option Exchange").

                  (b) Subject to the consummation of the Merger, not later than immediately prior to the Effective Time, the Parent and the Company shall take all actions necessary to provide that each holder (a "Company Warrantholder") of a warrant to acquire Company Common Stock (each a "Warrant") that is outstanding immediately prior to the Effective Time will be given the right to receive, in exchange for each such Warrant (whether or not then exercisable), that fraction of a Parent ADS equal to the "fair value" of such Warrant (calculated as generally accepted using the "Black-Scholes" methodology, and as agreed to in good faith by PricewaterhouseCoopers and Ernst & Young), calculated as of the last day of the Determination Period, divided by the Parent Average Closing Price (the "Warrant Exchange" and, together with the Option Exchange, the "Option and Warrant Exchange").

                  (c) To the extent that any person would otherwise be entitled to receive a fraction of a Parent ADS pursuant to this Section 2.04, such fraction shall be treated in accordance with Section 2.06.

                  (d) The Company agrees to use its reasonable best efforts, if the Transactions contemplated by this Agreement shall be accounted for as a "pooling-of-interests" under applicable United States accounting rules, including, without limitation, applicable SEC accounting standards, to take such actions (including, but not limited to, adopting all required amendments) with respect to (i) all compensation and benefit plans and arrangements and (ii) all awards outstanding under such plans or arrangements, in each case that are required to enable the Transactions contemplated by this Agreement to be accounted for as a "pooling-of-interests" under applicable United States accounting rules, including, without limitation, applicable SEC accounting standards.

                  SECTION 2.05. Antidilution Protection For Exchange Ratio. If, between the date of this Agreement and the Effective Time, the outstanding Parent Ordinary Shares or shares of Company Common Stock or Company Preferred Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, stock split, combination or exchange of shares or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any similar event shall have occurred, the Common Stock Exchange Ratio, the Series A Preferred Stock Exchange Ratio, the Series M Preferred Stock Exchange Ratio and the Series M1 Preferred Stock Exchange Ratio, as the case may be, shall be appropriately adjusted to provide to the holders of Company Common Stock and Company Preferred Stock the same economic effect as contemplated by this Agreement prior to such event.

                  SECTION 2.06. Treatment of Fractional Shares. (a) As promptly as practicable following the Effective Time, the Exchange Agent will determine the excess of (x) the aggregate number of Parent ADSs delivered to the Exchange Agent over (y) the aggregate number of whole Parent ADSs to be distributed in connection with the Merger (such excess being referred to herein as the "Excess Shares"). Following the Effective Time the Exchange Agent will, on behalf of the former stockholders of the Company, sell the Excess Shares at then-prevailing prices on NASDAQ in the manner provided in Section 2.06(b).

                  (b) The sale of the Excess Shares by the Exchange Agent will be executed on NASDAQ through one or more member firms and will be executed in round lots to the extent practicable. The Exchange Agent will use reasonable efforts to complete the sale of the Excess Shares as promptly following the Effective Time as, in its sole judgment, is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to the former stockholders of the Company, the Exchange Agent will hold such proceeds in trust for such holders (the "Company Shares Trust"). All commissions, transfer taxes and other out-of-pocket transaction costs incurred in connection with such sale of Excess Shares shall be deducted from the proceeds of such sale. The Exchange Agent will determine the portion of the Company Shares Trust to which each holder of Company Common Stock or Company Preferred Stock is entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Company Common Stock or Company

Preferred Stock is entitled (after taking into account all such shares held at the Effective Time by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of Company Common Stock or Company Preferred Stock are entitled pursuant to the Merger.

                  (c) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock with respect to fractional share interests, the Exchange Agent will make available such amounts to such holders. The parties acknowledge that the payment of cash in lieu of the issuance of fractional Parent ADSs is not separately bargained for consideration but merely represents a mechanical rounding off to avoid the administrative and accounting issues that may be caused by the issuance of fractional Parent ADSs.

                                   ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

                  The Company hereby represents and warrants to Parent that:

                  SECTION 3.01. Organization and Qualification; Subsidiaries.
(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have a Company Material Adverse Effect. The term "Company Material Adverse Effect" means any change in or effect on the business conducted by the Company that, individually or in the aggregate with any other changes in or effects on the business conducted by the Company is materially adverse to the business, operations, properties, financial condition, assets or liabilities (including, without limitation, contingent liabilities) or prospects of the Company.

                  (b) As of the date of this Agreement, the Company has no subsidiaries. Except as set forth in Section 3.01(a) of the Disclosure Schedule delivered by the Company to Parent prior to the execution of this Agreement (the "Company Disclosure Schedule"), the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, limited liability company, partnership, joint venture or other business association or entity.

                  SECTION 3.02. Certificate of Incorporation and Bylaws. The copy of the Company's Restated Certificate of Incorporation and the copy of the Company's Bylaws, each as amended to date, that are both incorporated by reference as exhibits to the Company's Form 10-K for the period ending December 31, 1998 are complete and correct copies thereof. Such Restated Certificate of Incorporation and Bylaws are in full force and effect. The Company is not in violation of any of the provisions of its Restated Certificate of Incorporation or Bylaws.

                  SECTION 3.03. Capitalization. The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 20,000,000 shares of Company Preferred Stock. As of the date hereof, (i) 14,017,001 shares of Company Common Stock are issued and outstanding, all of which were validly issued, fully paid and nonassessable, (ii) no shares of Company Common Stock are held in the treasury of the Company, (iii) 1,750,000 shares of Series A Preferred Stock are authorized of which 1,605,025 shares are issued and outstanding, all of which were validly issued, fully paid and nonassessable, (iv) 4,000 shares of Series M Preferred Stock and 1,000 shares of Series M1 Preferred Stock are authorized, all of which are issued and outstanding and were validly issued, fully paid and nonassessable, (v) 1,222,452 shares of Company Common Stock were reserved for future issuance pursuant to the terms of the Warrants and (vi) 3,111,317 shares of Company Common Stock were reserved for issuance pursuant to Company Stock Options granted pursuant to the benefit plans set forth on Section 3.03(a) of the Company Disclosure Schedule (the "Company Stock Plans"). Except for the Company Stock Options granted pursuant to the Company Stock Plans and shares of Company Common Stock issuable pursuant to the Company Stock Plans, the issuance of shares of Company Common Stock upon the conversion of the Company's Series A Preferred Stock, Series M Preferred Stock and Series M1 Preferred Stock and the issuance of shares of Company Common Stock upon the exercise of the Company's Warrants, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company is a party or by which the Company is bound relating to the issued or unissued capital stock of the Company or obligating the Company to issue or sell any shares of capital stock of, or other equity interests in, the Company. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section 3.03(b) of the Company Disclosure Schedule, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of Company Common Stock or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in any person. Section 3.03(c) of the Company Disclosure Schedule contains a true and complete list of all Warrants of the Company currently outstanding and exercisable, setting forth the name of the current holder of such Warrant, the number of shares for which such Warrant is exercisable, the exercise price and the expiration date. There are no registration rights that are currently exercisable relating to any Warrants or to any shares of Company Common Stock underlying the Warrants and following the Effective Time, no such registration rights will be exercisable.

                  SECTION 3.04. Authority Relative to this Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the adoption of this Agreement by the affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote with respect thereto at the Company Stockholders' Meeting and the filing and recordation of the Certificate of Merger as required by the DGCL). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting creditors' rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

                  SECTION 3.05. No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by the Company do not, and the performance by the Company of its obligations hereunder and the consummation of the Transactions will not, (i) conflict with or violate any provision of the Restated Certificate of Incorporation or Bylaws of the Company, (ii) assuming that all consents, approvals, authorizations and permits described in Section 3.05(b) have been obtained and all filings and notifications described in
Section 3.05(b) have been made, conflict with or violate any United States (federal, state or local) or foreign statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order ("Law") applicable to the Company or by which any property or asset of the Company is bound or affected or (iii) except as set forth in Section 3.05(a) of the Company Disclosure Schedule, result in any breach of or constitute a default (or an event which with the giving of notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, Company Permit (as defined below), franchise or other instrument or obligation, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would neither, individually or in the aggregate, (A) have a Company Material Adverse Effect nor (B) prevent or materially delay the performance by the Company of its obligations under this Agreement or the consummation of the Transactions.

                  (b) The execution and delivery of this Agreement by the Company do not, and the performance by the Company of its obligations hereunder and the consummation of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States federal, state or local or any supranational or foreign governmental, regulatory or administrative authority, agency or commission or any court, tribunal or arbitral body (a "Governmental Entity"), except (i) applicable requirements of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act"), the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the "Securities Act"), state securities or "blue sky" laws ("Blue Sky Laws"), the rules and regulations of NASDAQ, the rules and regulations of the Neuer Markt, state takeover laws, the premerger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act"), the provisions of Section 721 of Title VII of the Defense Production Act of 1950, as amended, and the regulations promulgated thereunder (the "Exon-Florio Provision"), the notification requirements of the Office of Defense Trade Controls (the "ODTC"), the filing and recordation of the Certificate of Merger as required by the DGCL and as set forth in Section 3.05(b) of the Company Disclosure Schedule, and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not
(A) prevent or materially delay the performance by the Company of its obligations under this Agreement or the consummation of the Transactions or (B) individually or in the aggregate have a Company Material Adverse Effect.

                  SECTION 3.06. Permits; Compliance with Laws. (a) The Company has in effect of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Company to own, lease and operate its properties or to carry on its business as it is now being conducted (the "Company Permits"), and all the Company Permits are valid and in full force and effect, except where the failure to have, or the suspension or cancellation of, any of the Company Permits, or the failure of any of such Company Permits to be valid and in effect would not, individually or in the aggregate, (i) have a Company Material Adverse Effect, or (ii) except as described in Section 3.06(a) of the Company Disclosure Schedule, prevent or materially delay the performance by the Company of its obligations under this Agreement or the consummation of the Transactions, and, as of the date of this Agreement, no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened, except where the failure to have, or the suspension or cancellation of, any of the Company Permits would not, individually or in the aggregate, (i) have a Company Material Adverse Effect or (ii) prevent or materially delay the performance by the Company of its obligations under this Agreement or the consummation of the Transactions.

                  (b) Except as disclosed in Section 3.06(b) of the Company Disclosure Schedule, the Company is not in conflict with, or in default or violation of, (i) any Law applicable to the Company or by which any property or asset of the Company is bound or affected, (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company is a party or by which the Company or any property or asset of the Company is bound or affected or (iii) any Company Permits, except in the case of each of clauses
(i), (ii) or (iii) for any such conflicts, defaults or violations that would neither individually nor in the aggregate, (A) have a Company Material Adverse Effect nor (B) prevent or materially delay the performance by the Company of its obligations under this Agreement or the consummation of the Transactions.

                  SECTION 3.07. SEC Filings; Financial Statements. (a) The Company has filed all forms, reports and documents required to be filed by it with the SEC since December 31, 1996 through the date of this Agreement (collectively, the "Company Reports"). The Company Reports were prepared, and all forms, reports and documents filed with the SEC after the date of this Agreement and prior to the Effective Time will be prepared, in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and contained or will contain all exhibits required to be filed pursuant to the Securities Act or the Exchange Act, as the case may be, and none of the Company Reports contained, at the time it was filed, or, if amended, as of the date of such amendment, nor will any forms, reports and documents filed with the SEC after the date of this Agreement and prior to the Effective Time contain, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

                  (b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Company Reports and in any form, report or document filed after the date of this Agreement and prior to the Effective Time was, or will be, as the case may be, prepared in accordance with U.S. GAAP, except in the case of unaudited statements as permitted by Form 10-Q under the Exchange Act, applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, or will fairly present, in all material respects, the consolidated financial position of the Company and its consolidated subsidiaries as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which were not, and are not expected, individually or in the aggregate, to have a Company Material Adverse Effect). The books and records of the Company have been and are being maintained in accordance with U.S. GAAP and any other applicable legal and accounting requirements.

                  (c) Except as and to the extent set forth on the audited balance sheet of the Company at December 31, 1998, including the notes thereto, as included in the Company's Form 10-K for the year ended December 31, 1998 (the "1998 Company Balance Sheet"), the Company does not have any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected on a balance sheet, or in the notes thereto, prepared in accordance with U.S. GAAP, except for liabilities and obligations incurred since December 31, 1998, which would not have a Company Material Adverse Effect.

                  (d) The Company has heretofore furnished to Parent complete and correct copies of all amendments and modifications that have not been filed by the Company with the SEC to all agreements, documents and other instruments that previously had been filed by the Company with the SEC and are currently in effect.

                  SECTION 3.08. Absence of Certain Changes or Events. Since December 31, 1998, except as set forth in Section 3.08 of the Company Disclosure Schedule, or as expressly contemplated by this Agreement, or specifically disclosed in any Company Report filed since December 31, 1998 and prior to the date of this Agreement, (a) the Company has conducted its business only in the ordinary course and in a manner consistent with past practice, (b) there has not been any Company Material Adverse Effect, and (c) the Company has not taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.01.

                  SECTION 3.09. Absence of Litigation. Except as set forth in
Section 3.09 of the Company Disclosure Schedule or as disclosed in the Company Reports filed with the SEC prior to the date of this Agreement, there is no litigation, suit, claim, action, arbitration or proceeding, or inquiry or investigation of which the Company has received notice, pending or, to the knowledge of the Company, threatened against the Company or any property or asset of the Company, by or before any court, arbitrator or Governmental Entity, domestic or foreign, which (i) if determined in a manner adverse to the Company, would, individually or in the aggregate, have a Company Material Adverse Effect, or (ii) seeks to delay or prevent the consummation of any Transaction. Neither the Company nor any property or asset of the Company is subject to any order, writ, judgment, injunction, decree, determination or award having, individually or in the aggregate, a Company Material Adverse Effect.

                  SECTION 3.10. Employee Benefit Plans. (a) Section 3.10(a) of the Company Disclosure Schedule contains a true and complete list of (i) each employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), and each other bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other material benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements to which the Company is a party, with respect to which the Company has any obligation or which are maintained, contributed to or sponsored by the Company for the benefit of any current or former employee, officer or director of the Company, (ii) each employee benefit plan which is subject to Title IV of ERISA or Section 302 of the Code or the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA") and which is maintained, contributed to or to which there is an obligation to contribute by Company or any affiliate, (iii) any plan in respect of which the Company could incur liability under Section 4212(c) of ERISA and (iv) any material contracts, arrangements or understanding between the Company or any of its affiliates and any employee of the Company, including, without limitation, any contracts, arrangements or understandings relating to the sale of the Company (collectively, the "Plans"). Each Plan is in writing and the Company has previously furnished Parent with a true and complete copy of each Plan and a true and complete copy of each material document prepared in connection with each such Plan, or if such Plan is not set forth in a written document, the Company has previously furnished Parent with a written summary of such Plan, including, without limitation, (i) a copy of each trust or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the Internal Revenue Service ("IRS") Form 5500, filed with respect to the three most recent plan years (iv) the most recently received IRS determination letter for each such Plan, and (v) the actuarial report and financial statement prepared in connection with each such Plan with respect to the three most recent plan years. Other than as specifically disclosed in Section 3.10(a) of the Company Disclosure Schedule, there are no other material employee benefit plans, programs, arrangements or agreements, whether formal or informal, whether in writing or not, to which the Company is a party, with respect to which the Company has any obligation or which are maintained, contributed to or sponsored by the Company, for the benefit of any current or former independent contractor of the Company or any current or former employee, officer or director of the Company. None of the Company or any affiliate has any express or implied commitment (i) to create, incur liability with respect to or cause to exist any other employee benefit plan, program or arrangement, (ii) to enter into any contract or agreement to provide compensation or benefits to any individual or
(iii) to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Code or as specifically required by the terms of this Agreement.

                  (b)  Other than as specifically disclosed in Section
3.10(b) of the Company Disclosure Schedule, none of the Plans (i) is a multiemployer plan, within the meaning of Sections 3(37) or 4001(a)(3) of ERISA (a "Multiemployer Plan"), or a single employer pension plan, within the meaning of Section 4001(a)(15) of ERISA, for which the Company could incur liability under Sections 4063 or 4064 of ERISA (a "Multiple Employer Plan"); (ii) provides for the payment of separation, severance, termination or similar-type benefits to any person; (iii) obligates the Company to pay separation, severance, termination or other benefits as a result of any Transaction; (iv) obligates the Company to make any payment or provide any benefit that could likely be subject to a tax under Section 4999 of the Code; or (v) provides for or promises post-termination of employee welfare plan benefits within the meaning of Section 3(3) of ERISA, including, without limitation, post-retirement medical or life insurance benefits, to any current or former employee, officer or director of the Company, except for the continuation of health care benefits under COBRA. With respect to each Multiemployer Plan and Multiple Employer Plan, Section 3.10(b) of the Disclosure Schedule sets forth an accurate and current statement of the total amount of withdrawal liability that the Company would incur in the event of a complete withdrawal, within the meaning of Title IV of ERISA, from each such plan. Each of the Plans is subject only to the laws of the United States or a political subdivision thereof.

                  (c)  Each Plan which is intended to be qualified under
Section 401(a) or Section 401(k) of the Code has received a favorable determination letter from the IRS that such Plan is so qualified, and each trust established in connection with any Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that such trust is so exempt.
No fact or event has occurred since the date of any such determination letter from the IRS that could likely have an adverse affect on the qualified status of any such Plan or the exempt status of any such trust. Each trust maintained or contributed to by the Company for the benefit of any current or former independent contractor of the Company or any current or former employee, officer or director of the Company which is intended to be qualified as a voluntary employees' beneficiary association exempt from federal income taxation under Sections 501(a) and 501(c)(9) of the Code has received a favorable determination letter from the IRS that it is so qualified and so exempt, and no fact or event has occurred since the date of such determination by the IRS that could adversely affect such qualified or exempt status.

                  (d) There has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Plan. None of the Company or any affiliate is currently liable or has previously incurred any liability for any tax or penalty arising under Sections 4971, 4972, 4979, 4980 or 4980B of the Code or Sections 502(c) or 4204, of
ERISA, and no fact or event exists which could give rise to any such liability. None of the Company or any affiliate has incurred any liability under, arising out of or by operation of Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course), including, without limitation, any liability in connection with (i) the termination or reorganization of any employee pension benefit plan subject to Title IV of ERISA or (ii) the withdrawal from any Multiemployer Plan or Multiple Employer Plan, and no fact or event exists which could give rise to any such liability. No complete or partial termination for purposes of ERISA has occurred within the five years preceding the date hereof with respect to any Plan that the Company has maintained, sponsored or contributed to during the six-year period preceding the Effective Time. No reportable event (within the meaning of Section 4043 of ERISA) has occurred or is expected to occur with respect to any Plan subject to Title IV of ERISA. No asset of the Company is the subject of any lien arising under Section 302(f) of ERISA or Section 412(n) of the Code; the Company has not been required to post any security under Section 307 of ERISA or
Section 401(a)(29) of the Code; and no fact or event exists which could give rise to any such lien or requirement to post any such security.

                  (e) Each Plan is now and has always been operated in all material respects in accordance with the requirements of all applicable Laws, including, without limitation, ERISA and the Code, and all persons who participate in the operation of such Plans and all Plan "fiduciaries" (within the meaning of Section 3(21) of ERISA) have always acted in all material respects in accordance with the provisions of all applicable Laws, including, without limitation, ERISA and the Code. The Company has always performed all material obligations required to be performed by it under, is not in any respect in default under or in violation of, and has no knowledge of any default or violation by any party to, any Plan. No legal action, suit or claim is pending or, to the Company's knowledge, threatened with respect to any Plan (other than claims for benefits in the ordinary course) and no fact or event exists that could likely give rise to any such action, suit or claim. No Plan has incurred an "accumulated funding deficiency" (within the meaning of Section 302 of ERISA or Section 412 of the Code), whether or not waived. All contributions, premiums or payments required to be made with respect to any Plan are fully deductible for income tax purposes to the extent permitted by applicable Law, and no such deduction previously claimed has been challenged by any Governmental Entity. The unaudited balance sheet of the Company as at September 30, 1999, including the notes thereto, as included in the Company's Form 10-Q (the "Third Quarter 1999 Company Balance Sheet") reflects an accrual of all amounts of employer contributions and premiums accrued but unpaid with respect to the Plans. With respect to each Plan subject to Title IV of ERISA, the projected benefit obligations ("PBO") of each such Plan (determined in accordance with the assumptions utilized by the Pension Benefit Guaranty Corporation on a termination basis) does not exceed the fair market value of the assets of such Plan (determined as of the date of the most recent actuarial valuation) attributable to such obligations.

                  (f) Other than as specifically disclosed in Section 3.10(f) of the Company Disclosure Schedule, the Company is in compliance with the requirements of the Americans with Disabilities Act.

                  (g) The Company has not incurred any liability under, and has complied in all respects with, the Worker Adjustment Retraining Notification Act and the regulations promulgated thereunder and all similar state and local "plant-closing" laws ("WARN"), and does not reasonably expect to incur any such liability as a result of actions taken or not taken prior to the Effective Time. Section 3.10(g) of the Company Disclosure Schedule lists (i) all the employees terminated or laid off by the Company during the 90 days prior to the date hereof and (ii) all the employees of the Company who have experienced a reduction in hours of work of more than 50% during any month during the 90 days prior to the date hereof and describes all notices given by the Company in connection with WARN. The Company will, by written notice to Parent, update
Section 3.10(g) of the Company Disclosure Schedule to include any such terminations, layoffs and reductions in hours from the date hereof through the Effective Time and will provide Parent with any related information which they may reasonably request.

                  (h) The Company has made available to Parent true and complete copies of, and where not written, written summaries of (i) all employment and consulting agreements or other arrangements with executive officers of the Company and with each other officer of the Company providing for annual compensation in excess of $60,000, (ii) all severance plans, agreements, programs and policies of the Company with or relating to its employees, (iii) all bonus plans, agreements, programs and policies of the Company with or relating to its employees whether written or unwritten, and (iv) all plans, programs, agreements and other arrangements of the Company with or relating to its employees which contain "change of control" provisions or provide for the acceleration of vesting or the payment of benefits.

                  (i)  Other than as specifically disclosed in Section
3.10(i) of the Company Disclosure Schedule, no amount paid or payable by the Company in connection with the Transactions either solely as a result thereof or as a result of such Transactions in conjunction with any other events will be an "excess parachute payment" within the meaning of Section 280G of the Code and there are no agreements or arrangements in place that would result, individually or in the aggregate, in the actual or deemed payment by the Company of any "excess parachute payments" within the meaning of
Section 280G of the Code.

                  (j) Except as provided in Section 3.10(j) of the Company Disclosure Schedule or as otherwise required by Law, no Company Benefit Plan provides retiree medical or retiree life insurance benefits to any person, except for any continuation of health care benefits under COBRA.

                  SECTION 3.11. Labor Matters. (a) Except as set forth in Section 3.11(a) of the Company Disclosure Schedule, (i) there are no controversies pending or, to the knowledge of the Company, threatened between the Company and any of its employees, other than routine proceedings for unemployment or worker's compensation benefits; (ii) the Company is not a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company, nor are there any activities or proceedings of any labor union to organize any such employees; (iii) the Company has not breached or otherwise failed to comply with any provision of any collective bargaining agreement or union contract, and there are no grievances outstanding against the Company under any such agreement or contract; (iv) there are no unfair labor practice complaints pending against the Company before the National Labor Relations Board or any current union representation questions involving employees of the Company; (v) there is no strike, slowdown, work stoppage or lockout, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company; (vi) the Company is in material compliance with all applicable Laws relating to the employment of labor, including, but not limited to, those related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Entity and the Company has withheld and paid to the appropriate Governmental Entity or is holding for payment not yet due to such Governmental Entity all amounts required to be withheld from employees of the Company and is not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing; (vii) the Company has paid in full to all its employees or adequately accrued for in accordance with U.S. GAAP all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees; and (viii) there is no charge of discrimination in employment or employment practices, for any reason, including, without limitation, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or threatened before the United States Equal Employment Opportunity Commission, or any other Governmental Entity in any jurisdiction in which the Company has employed or currently employs any Person.

                  (b) Section 3.11(b) of the Company Disclosure Schedule lists the name, accrued vacation, the place of employment, the current annual salary rates, bonuses, deferred or contingent compensation, pension, "golden parachute" and other like benefits paid or payable (in cash or otherwise) in the fiscal year ended December 31, 1999 and which the Company has an obligation or is required to pay, or which are scheduled for payment, in the fiscal year ending December 31, 2000, the date of employment and a description of the position and job function of each current salaried employee whose total annual compensation exceeds $90,000, officer and director of the Company and of each consultant or agent of the Company whose total annual compensation for services provided exceeds $90,000 who is employed or otherwise engaged in the Company.

                  SECTION 3.12. Real Property and Leases (a) Section 3.12(a) of the Company Disclosure Schedule lists: (i) the street address of each parcel of real property leased by the Company, as tenant, (ii) the identity of the lessor, lessee and current occupant (if different from lessee) of each such parcel of leased real property and (iii) the current use of each such parcel of leased real property.

                  (b) The Company has delivered to the Parent true and complete copies of all leases and subleases listed in Section 3.12(a) of the Company Disclosure Schedule and any and all material ancillary documents pertaining thereto (including, but not limited to, all amendments, consents for alterations and documents recording variations and evidence of commencement dates and expiration dates).

                  (c) The Company has sufficient title or leasehold interests to all its properties and assets to conduct its business as currently conducted or as contemplated to be conducted.

                  (d) All leases of real property leased for the use or benefit of the Company to which the Company is a party requiring rental payments in excess of $100,000 during the period of the lease, and all amendments and modifications thereto, are in full force and effect and have not been modified or amended, and there exists no default under any such lease by the Company, nor any event which, with notice or lapse of time or both, would constitute a default thereunder by the Company, which would permit any such lease to be terminated by the other party thereto.

                  (e) To the knowledge of the Company, there are no contractual or legal restrictions that preclude or restrict the ability to use any real property leased by the Company for the purposes for which it is currently being used. To the knowledge of the Company, there are no material latent defects or material adverse physical conditions affecting the real property, and improvements thereon, leased by the Company other than those which would not, individually or in the aggregate, have a Company Material Adverse Effect.

                  SECTION 3.13. Intellectual Property.

                  (a) "Intellectual Property" shall mean: trademarks, service marks, trade names, URLs and Internet domain names, designs and slogans (collectively, "Trademarks"); patents (including any registrations, continuations, continuations in part, renewals and applications for any of the foregoing); copyrights (including any registrations and applications therefor); computer software; databases; technology, trade secrets, confidential information, know-how, proprietary processes, proprietary formulae, proprietary algorithms, proprietary models, customer lists, inventions, source codes and object codes (collectively, "Trade Secrets").

                  (b) Section 3.13(b) of the Company Disclosure Schedule sets forth, for the Intellectual Property owned by the Company, a complete and accurate list of all United States and foreign (i) patents and patent applications; (ii) Trademark registrations (including material Internet domain registrations) and applications and material unregistered Trademarks; and (iii) copyright registrations and applications, indicating for each, the applicable jurisdiction, registration number (or application number), and date issued (or date filed).

                  (c) Section 3.13(c) of the Company Disclosure Schedule sets forth a complete and accurate list of all material license agreements granting to the Company any right to use or practice any rights under any Intellectual Property other than Intellectual Property which is used for infrastructural purposes and is commercially available on reasonable terms, (collectively, the "License Agreements"), indicating for each the title and the parties thereto;

                  (d) Except as disclosed in Section 3.13(d) of the Company Disclosure Schedule or as would not have a Company Material Adverse
Effect:

                           (i)  the Company owns, free and clear of any
         mortgage, pledge, security interest, attachment, encumbrance, lien or charge of any kind, judgment, order or decree of any court or Government Entity and arbitration awards, all Intellectual Property used in the Company's business, and has a valid and enforceable right to use all of the Intellectual Property licensed to the Company and used in the Company's business;

                           (ii) the conduct of the Company's business as currently conducted does not infringe upon any Intellectual Property rights of any third party;

                           (iii)  there is no suit, action, arbitration,
         cause of action, claim, complaint, criminal prosecution, investigation, demand letter, governmental or other administrative proceeding, whether at law or at equity, before or by any court or Governmental Entity or before any arbitrator pending or, to the Company's knowledge, threatened, or any written claim from any person (A) alleging that the Company's activities or the conduct of its businesses infringes upon, violates, or constitutes the unauthorized use of the Intellectual Property rights of any third party or (B) challenging the ownership, use, validity or enforceability of any Intellectual Property owned by the Company or, to the knowledge of the Company, licensed to the Company;

                           (iv) to the knowledge of the Company, no third party is misappropriating, infringing, diluting, or violating any Intellectual Property owned by the Company and no such claims have been brought against any third party by the Company; and

                           (v) the execution, delivery and performance by the Company of this Agreement, and the consummation of the Transactions will not result in the loss or impairment of, or give rise to any right of any third party to terminate, any of the Company's rights to own any of its Intellectual Property or its rights under the License Agreements, nor require the consent of any Governmental Entity or third party in respect of any such Intellectual Property.

                           (vi)  The Software owned or purported to be
         owned by the Company was either (A) developed by employees of Company within the scope of their employment; (B) developed by independent contractors who have assigned their rights to the Company pursuant to written agreements; or (C) otherwise acquired by the Company from a third party. For purposes of this Section 3.13(d)(vi), "Software" means any and all (v) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (w) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (x) descriptions, flow- charts and other work product used to design, plan, organize or develop any of the foregoing, (y) the technology supporting any Internet site(s) operated by or on behalf of the Company and (z) all documentation, including user manuals and training materials, relating to any of the foregoing.

                  (e)  All material Trademarks registered in the United
States or any foreign jurisdiction have been in continuous use by the Company. To the knowledge of the Company, there has been no prior use of such Trademarks by any third party which would confer upon such third party superior rights in such Trademarks; and the material Trademarks registered in the United States or any foreign jurisdiction have been continuously used in the form appearing in, and in connection with the goods and services listed in, their respective registration certificates.

                  (f) Except as would not have a Company Material Adverse Effect, the Company has taken reasonable steps in accordance with normal industry practice to protect the Company's rights in confidential information and Trade Secrets of the Company. Without limiting the foregoing and except as would not have a Company Material Adverse Effect, since June 17, 1996 the Company has enforced a policy of requiring each relevant employee, consultant and contractor to execute proprietary information, confidentiality and assignment agreements substantially in the Company's standard forms, and, except under confidentiality obligations, to the knowledge of the Company there has been no disclosure by the Company, any of its agents, employees, consultants, contractors or other third party of material confidential information or Trade Secrets.

                  SECTION 3.14. Year 2000 Compliance. The Company has (i) undertaken an assessment of those Company Systems that could be adversely affected by a failure to be

Year 2000 Compliant, (ii) developed a plan and time line for rendering such Company Systems Year 2000 Compliant, and (iii) to date, implemented such plan in accordance with such timetable in all material respects. Based on such inventory, review and assessment, all Company Systems are Year 2000 Compliant or will be Year 2000 Compliant as required to avoid having a Company Material Adverse Effect. The Company estimates that, as of June 30, 1999, the total remaining cost of rendering the Company Systems Year 2000 Compliant was $90,000. "Company Systems" means all computer, hardware, Software, Software systems and equipment (including embedded microcontrollers in non-computer equipment) embedded within or required to operate the products of the Company (including existing products and technology and products and technology currently under development), and/or material to or necessary for the Company to carry on its business as currently conducted. "Year 2000 Compliant" means that the Company Systems provide uninterrupted millennium functionality in that the Company Systems will record, store, process and present calendar dates falling on or after January 1, 2000, in the same manner and with the same functionality as the Company Systems record, store, process and present calendar dates falling on or before December 31, 1999.

                  SECTION 3.15. Taxes. (a) For purposes of this Agreement, "Tax" or "Taxes" means any and all taxes, fees, levies, duties, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto or with respect to the failure to file any Return in a timely manner) imposed by any governmental or taxing authority including, without limitation: taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs duties, tariffs, and similar charges.

                  (b) (i) All returns and reports in respect of Taxes ("Returns") required to be filed by or with respect to the Company or any of its former subsidiaries or any consolidated, combined or unitary group of which the Company is or was a member since December 31, 1995 have been timely filed; (ii) all Returns required to be filed by or with respect to the Company or any of its former subsidiaries or any consolidated, combined or unitary group of which the Company is or was a member prior to January 1, 1996 have been filed; (iii) all Taxes required on such Returns have been timely paid or accrued for on the books of accounts of the Company; (iv) all such Returns are true, correct and complete in all material respects; (v) no adjustment in excess of $5,000 relating to such Returns has been proposed formally or informally by any taxing authority; (vi) there are no pending or, to the best knowledge of the Company, threatened actions or proceedings for the assessment or collection of Taxes or in respect of any liability for Taxes against the Company; (vii) no consent under Section 341(f) of the Code has been filed with respect to the Company; (viii) there are no tax liens on any assets of the Company; (ix) no acceleration of the vesting schedule, payment or delivery for any (A) property that is substantially nonvested within the meaning of the regulations under Section 83 of the Code, or
(B) any form of incentive award (excluding the Company Stock Options) will occur in connection with the transactions contemplated by this Agreement; (x) the Company has not been a member of any partnership or joint venture or the holder of a beneficial interest in any trust (other than a trust described in Section 3.10) during any period for which the statute of limitations for any Tax has not expired; (xi) the Company has not been a United States real property holding corporation within the meaning of
Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; (xii) the Company is not subject to any accumulated earnings tax penalty or personal holding company tax; and (xiii) all Taxes required by law to be withheld or collected by the Company have been so withheld or collected, and have been properly remitted to the appropriate government or taxing authority when due.

                  (c) (i) There are no outstanding waivers or agreements extending the statute of limitations for any period with respect to any Tax to which the Company may be subject or liable; (ii) the Company (A) has not had and is not projected to have any amount includible in income for the current taxable year under Sections 551 or 951 of the Code, (B) does not have unrecaptured overall foreign losses within the meaning of Section 904(f) of the Code and (C) has not participated in or cooperated with an international boycott within the meaning of Section 999 of the Code; (iii) the Company does not have any (A) income reportable for a period ending after the Effective Time but attributable to a transaction (e.g., an installment sale) occurring in or a change in accounting method made for a period ending on or prior to the Effective Time that resulted in a deferred reporting of income from such transaction or from such change in accounting method (other than a deferred intercompany transaction), or (B) deferred gain or loss arising out of any deferred intercompany transaction; (iv) there are no requests for information currently outstanding that could affect the Taxes of the Company; (v) there are no proposed reassessments of any property (other than real property) owned by the Company or other proposals that could increase the amount of any Tax to which the Company would be subject; (vi) the Company is not obligated under any agreement with respect to industrial development bonds or other obligations with respect to which the excludibility from gross income of the holder for U.S. federal income tax purposes could be affected by the transactions contemplated hereunder; and (vii) no power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect the Company.

                  (d) Reserves and allowances have been provided for on the 1998 Company Balance Sheet and on the Third Quarter 1999 Company Balance Sheet in an amount adequate to satisfy all liabilities for Taxes relating to the Company through such periods consistent with U.S. GAAP.

                  (e) Section 3.15(e) of the Company Disclosure Schedule sets forth the amount of the Company's federal net operating loss carryforwards as of January 1, 1999.

                  SECTION 3.16. Environmental Matters. (a) For purposes of this Agreement, the following terms shall have the following meanings: (i) "Hazardous Substances" means (A) those substances defined in or regulated under the following U.S. federal statutes and their state or foreign counterparts and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the

Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Toxic Substances Control Act and the Clean Air Act; (B) petroleum and petroleum products including crude oil and any fractions thereof; (C) natural gas, synthetic gas, and any mixtures thereof; (D) radon; (E) asbestos; and (F) any substance with respect to which any federal, state or local agency with jurisdiction over such matter requires environmental investigation, monitoring, reporting or remediation; and (ii) "Environmental Laws" means any applicable U.S. federal, state or local or foreign Law relating to (A) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances; (B) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (C) otherwise relating to pollution of the environment or the protection of human health.

                  (b) Except as described in Section 3.16 of the Company Disclosure Schedule or as would not, individually or in the aggregate, have a Company Material Adverse Effect: (i) the Company has not violated and is not in violation of any Environmental Law; (ii) there has been no contamination, disposal, spilling, dumping, incineration, discharge, storage, treatment or handling of any Hazardous Substance, on or from any of the properties currently or, to the knowledge of the Company, formerly leased or operated by the Company or any former subsidiary of the Company (including, without limitation, soils and surface and ground waters); (iii) the Company is not actually, or to the knowledge of the Company, potentially or allegedly liable for any off-site contamination by Hazardous Substances; (iv) the Company is not actually, or to the knowledge of the Company, potentially or allegedly liable under any Environmental Law (including, without limitation, pending or threatened liens);
(v) the Company has all permits, licenses and other authorizations required under any Environmental Law ("Environmental Permits"); (vi) the Company has always been and is in compliance with its Environmental Permits; (vii) there are no pending, or, to the knowledge of the Company, threatened claims against the Company relating to any Environmental Law or Hazardous Substance; and (viii) neither the execution of this Agreement nor the consummation of the Transactions will require any investigation, remediation or other action with respect to Hazardous Substances, or any notice to or consent of Governmental Entities or third parties, pursuant to any applicable Environmental Law or Environmental Permit.

                  SECTION 3.17. Material Contracts. (a) Section 3.17 of the Company Disclosure Schedule contains a list of all contracts and agreements (including, without limitation, oral and informal arrangements) to which the Company is a party and that are material to the business, operations, properties, condition (financial or otherwise), assets or liabilities (including, without limitation, contingent liabilities) of the Company (such contracts, agreements and arrangements as are required to be set forth in
Section 3.17(a) of the Company Disclosure Schedule together with all contracts for employment and all contracts and agreements providing for benefits under any Plan required to be listed in Section 3.10 of the Company Disclosure Schedule being referred to herein collectively as the "Material Contracts"). Material Contracts shall include, without limitation, the following, and shall be categorized in the Company Disclosure Schedule as follows:

                  (i) each contract and agreement which (A) is likely to involve consideration of more than $100,000, in the aggregate, during the calendar year ending December 31, 1999, (B) is likely to involve consideration of more than $100,000, in the aggregate, over the remaining term of such contract, and which, in either case, cannot be canceled by the Company without penalty or further payment and without more than 90 days' notice;


                  (ii) all broker, distributor, dealer, manufacturer's representative, franchise, agency, sales promotion, market research, marketing consulting and advertising contracts and agreements to which the Company is a party which involve or are likely to involve consideration of $100,000 or more individually or $500,000 or more in the aggregate;

                  (iii) all management contracts (excluding contracts for employment) and contracts with other consultants, including any contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or income or revenues related to any product of the Company to which the Company is a party which involve or are likely to involve consideration of $100,000 or more individually or $500,000 or more in the aggregate;

                  (iv) all contracts and agreements under which the Company has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness or under which the Company has imposed (or may impose) a security interest or lien on any of its assets, whether tangible or intangible, to secure indebtedness which involve or are likely to involve consideration of $50,000 or more individually or $250,000 or more in the aggregate;

                  (v) all contracts and agreements with any Governmental Entity to which the Company is a party which involve or are likely to involve consideration of $100,000 or more individually or $500,000 or more in the aggregate;

                  (vi) all contracts and agreements that limit the ability of the Company to compete in any line of business or with any person or entity or in any geographic area or during any period of time;

                  (vii) all contracts and agreements between or among the Company and any affiliate of the Company; and

                  (viii) all other contracts and agreements, whether or not made in the ordinary course of business, which are material to the Company or the conduct of its business, or the absence of which would, individually or in the aggregate, have a Company Material Adverse Effect.

                  (b) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each Material Contract is a legal, valid and binding agreement, and none of the Material Contracts is in default by its terms or has been canceled by the other party; the Company is not in receipt of any claim of default under any such agreement; and the Company does not anticipate any termination of, or change to, or receipt of a proposal with respect to, any Material Contract as a result of the Transactions or otherwise. The Company has furnished or made available to Parent true and complete copies of all Material Contracts, including all amendments thereto.

                  SECTION 3.18. Insurance. (a) Section 3.18(a) of the Company Disclosure Schedule sets forth, with respect to each insurance policy under which the Company has been an insured, a named insured or otherwise the principal beneficiary of coverage at any time within the past three years, (i) the names of the insurer, the principal insured and each named insured, (ii) the policy number, (iii) the period, type, scope and amount of coverage and (iv) the premium charged.

                  (b) With respect to each such insurance policy: (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) the Company is not in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; (iii) no party to the policy has repudiated in writing, or given notice of an intent to repudiate, any provision thereof; and (iv) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

                  (c) At no time subsequent to January 1, 1997 has the Company (i) been denied any insurance or indemnity bond coverage which it has requested, (ii) made any material reduction in the scope or amount of its insurance coverage, or (iii) received notice from any of its insurance carriers that any insurance premiums will be subject to increase in an amount materially disproportionate to the amount of the increases with respect thereto (or with respect to similar insurance) in prior years or that any insurance coverage listed in Section 3.18(a) of the Company Disclosure Schedule will not be available in the future substantially on the same terms as are now in effect.

                  (d) Section 3.18(d) of the Company Disclosure Schedule sets forth all risks against which the Company is self-insured or which are covered under any risk retention program in which the Company participates, together with details of the Company's loss experience during the last five years with respect to product liability risks and during the last three years with respect to all other covered risks.

                  (e)  Except as may result from any facts or
circumstances relating solely to Parent or any of its affiliates, no insurance policy listed in Section 3.18(a) of the Company Disclosure Schedule will cease to be legal, valid, binding, enforceable in accordance with its terms and in full force and effect on terms identical to those in effect as of the date hereof as a result of the consummation of the Transactions.

                  SECTION 3.19. Receivables. Section 3.19 of the Company Disclosure Schedule sets forth an aged list of the Receivables of the Company as of the date of the Third Quarter 1999 Company Balance Sheet showing separately those Receivables that as of such date had been outstanding (i) 29 days or less,
(ii) 30 to 59 days, (iii) 60 to 89 days, (iv) 90 to 119 days and (v) more than 119 days. Except to the extent, if any, reserved for on the Third Quarter 1999 Company Balance Sheet, all Receivables reflected on the Third Quarter 1999 Company Balance Sheet arose from, and the Receivables existing on the date of Closing will have arisen from, the sale of inventory or services to Persons not affiliated with the Company and in the ordinary course of business consistent with past practice and, except as reserved against on the Third Quarter 1999 Company Balance Sheet, constitute or will constitute, as the case may be, only valid, undisputed claims of the Company not subject to valid claims of set-off or other defenses or counterclaims other than normal cash discounts accrued in the ordinary course of business consistent with past practice. All Receivables reflected on the Third Quarter 1999 Company Balance Sheet or arising from the date thereof until the Closing (subject to the reserve for bad debts, if any, reflected on the Third Quarter 1999 Company Balance Sheet), to the knowledge of the Company, are or will be good and have been collected or are or will be collectible, without resort to litigation or extraordinary collection activity, within 120 days of the Closing (or if the terms of any such Receivable permit payment within a longer period of time, within such period of time). "Receivables" means any and all accounts receivable, notes and other amounts receivable by the Company from third parties, including, without limitation, customers, arising from the conduct of the business of the Company or otherwise before the date of Closing, whether or not in the ordinary course, together with all unpaid financing charges accrued thereon.

                  SECTION 3.20. Brokers. No broker, finder or investment banker (other than Banc of America Securities LLC ("Banc of America")) is entitled to any brokerage, finder's or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has heretofore furnished to Parent a complete and correct copy of all agreements between the Company and Banc of America pursuant to which such firm would be entitled to any payment relating to this Agreement or the Transactions.

                  SECTION 3.21. Accounting and Tax Matters. Except as disclosed in the Company Reports or in Section 3.21 of the Company Disclosure Schedule, neither the Company nor, to the knowledge of the Company, any of its affiliates has taken or agreed to take any action (other than actions contemplated by this Agreement) (a) that would prevent the Transactions from qualifying for "pooling of interests" accounting treatment under applicable United States accounting rules, including, without limitation, applicable SEC accounting standards, or
(b) that would prevent the Transactions from constituting a reorganization within the meaning of Section 368(a) of the Code. The Company is not aware of any agreement, plan or other circumstance that would prevent the Transactions from so qualifying under Section 368(a) of the Code or from qualifying for "pooling of interests" accounting treatment.

                  SECTION 3.22. Pooling Affiliates. Section 3.22 of the Company Disclosure Schedule sets forth the names and addresses of those persons who are, in the Company's reasonable judgment, "affiliates" within the meaning of Rule 145 of the rules and regulations promulgated under the Securities Act or applicable SEC accounting releases with respect to pooling of interests accounting treatment (each such person, a "Pooling Affiliate") of the Company.

                  SECTION 3.23. Vote Required. The only vote of the holders of any class or series of capital stock of the Company necessary to approve this Agreement and the Transactions is the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock in favor of the adoption of this Agreement (the "Company Stockholder Approval").

                  SECTION 3.24. State Takeover Statutes. The Board of Directors of the Company has approved the Merger and this Agreement and such approval is sufficient to render inapplicable to the Merger and this Agreement the provisions of Section 203 of the DGCL to the extent, if any, such Section is applicable to the Merger and this Agreement. To the knowledge of the Company, no other state takeover statute or similar statute or regulation applies to or purports to apply to the Merger or this Agreement.

                  SECTION 3.25. Opinion of Financial Advisor. The Company has received the written opinion of Banc of America, dated a date reasonably proximate to the date hereof, to the effect that, as of such date, the consideration to be received in the Merger by the Company's security holders is fair to the Company from a financial point of view, a copy of which opinion shall promptly, after the date of this Agreement, be delivered to Parent for informational purposes only. Banc of America has authorized the inclusion of its opinion in full in the Proxy Statement (as defined below).

                  SECTION 3.26. Board Approval. The Board of Directors of the Company has, as of the date of this Agreement, (i) determined that the Transactions are fair to, and in the best interests of the Company and its stockholders, (ii) approved, and declared the advisability of, this Agreement and the Transactions and (iii) recommended that the stockholders of the Company adopt this Agreement and approve the Transactions.

                                   ARTICLE IV

                        REPRESENTATIONS AND WARRANTIES OF
                                     PARENT

                  Parent hereby represents and warrants to the Company that:

                  SECTION 4.01. Organization and Qualification; Subsidiaries. Each of the Parent and each subsidiary of Parent (the "Parent Subsidiaries") has been duly organized and is validly existing and in good standing (to the extent applicable) under the laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, have a Parent Material Adverse Effect. Each of Parent and each Parent Subsidiary is duly qualified or licensed to do business, and is in good standing (to the extent applicable), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have a Parent Material Adverse Effect. The term "Parent Material Adverse Effect" means any change in or effect on the business conducted by Parent that, individually or in the aggregate with any other changes in or effects on the business conducted by Parent is materially adverse to the business, operations, properties, financial condition, assets or liabilities (including, without limitation, contingent liabilities) or prospects of Parent and the Parent Subsidiaries taken as a whole. Section 4.01(a) of the Disclosure Schedule delivered by Parent to the Company prior to the execution of this Agreement (the "Parent Disclosure Schedule") sets forth a complete and correct list of all the Parent Subsidiaries. Except as set forth in Section 4.01(b) of the Parent Disclosure Schedule, neither Parent nor any Parent Subsidiary owns directly or indirectly any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, limited liability company, partnership, joint venture or other business association or entity.

                  SECTION 4.02. Organizational Documents. Parent heretofore has furnished to the Company a complete and correct copy of its Articles of Association (Satzung) and Management Board (Vorstand) Rules of Procedure (Geschaftsordnung).

                  SECTION 4.03. Capitalization. As of the date hereof, (i) the stated capital of Parent is euro 3,857,145, (ii) the authorized capital of Parent is euro 1,928,572.50 and (iii) Parent has conditional capital of euro 328,680 for issuance pursuant to stock options to be granted pursuant to the benefit plan referred to in Section 4.03(a) of the Parent Disclosure Schedule (the "Parent Stock Plan"). Except as set forth in Section 4.03(b) of the Parent Disclosure Schedule and except for Parent Ordinary Shares issuable pursuant to the Parent Stock Plan, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which either Parent or any Parent Subsidiary is a party or by which either Parent or any Parent Subsidiary is bound relating to the issued or unissued capital stock of either Parent or any Parent Subsidiary or obligating either Parent or any Parent Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, either Parent or any Parent Subsidiary. Except as set forth in
Section 4.03(c) of the Parent Disclosure Schedule, there are no outstanding contractual obligations of Parent or any Parent Subsidiary to repurchase, redeem or otherwise acquire any Parent Ordinary Shares or any capital stock of any Parent Subsidiary. Except as disclosed in Section 4.03(d) of the Parent Disclosure Schedule, each outstanding share of capital stock of each Parent Subsidiary is duly authorized, validly issued, fully paid and nonassessable and each such share owned by Parent or another Parent Subsidiary is free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on Parent's or such other Parent Subsidiary's voting rights, charges and other encumbrances of any nature whatsoever, except where the failure to own such shares free and clear would not, individually or in the aggregate, have a Parent Material Adverse Effect. Except as set forth in Section 4.03(e) of the Parent Disclosure Schedule there are no material outstanding contractual obligations of Parent or any Parent Subsidiary to provide funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Parent Subsidiary which is not wholly owned by Parent or in any other person.

                  SECTION 4.04. Authority Relative to this Agreement. Parent has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and the consummation by Parent of the Transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the Transactions (other than the approval of this Agreement by the affirmative vote of 75% of the outstanding Parent Ordinary Shares represented at the Parent Stockholders' Meeting, the approval of the Supervisory Board (Aufsichtsrat) of Parent and the filing of this Agreement and the approval of the capital increase by the Management Board (Vorstand) and the Supervisory Board (Aufsichtsrat) of Parent with the commercial register (Handelsregister) for Parent). This Agreement has been duly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the other parties hereto and subject to Section 6.15, constitutes the legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting creditors' rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or law).

                  SECTION 4.05. No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by Parent do not, and the performance by Parent of its obligations hereunder and thereunder and the consummation of the Transactions will not, (i) conflict with or violate any provision of the Articles of Association (Satzung) or Management Board (Vorstand) Rules of Procedure (Geschaftsordnung) of Parent, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.05(b) have been obtained and all filings and notifications described in Section 4.05(b) have been made, conflict with or violate any Law applicable to Parent or by which any property or asset of Parent is bound or affected or (iii) except as set forth in Section 4.05(a) of the Parent Disclosure Schedule, result in any breach of or constitute a default (or an event which with the giving of notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, except, with respect to clauses (i), (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would neither, individually or in the aggregate, (A) have a Parent Material Adverse Effect nor
(B) prevent or materially delay the performance by Parent of its obligations pursuant to this Agreement or the consummation of the Transactions.

                  (b) The execution and delivery of this Agreement by Parent do not, and the performance by Parent of its obligations hereunder and the consummation of the Transactions by Parent will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) applicable requirements of the Exchange Act, the Securities Act, Blue Sky Laws, the rules and regulations of NASDAQ, the rules and regulations of the Neuer Markt, state takeover laws, the premerger notification requirements of the HSR Act, appropriate filings under the Exon-Florio Provision, the notification requirements of the ODTC, the filing and recordation of the Certificate of Merger as required by the DGCL, compliance with ss.ss. 52 and 33 of the German Stock Corporation Law (Aktiengesetz), the filing of this Agreement and the approval of the capital increase by the Management Board (Vorstand) and the Supervisory Board (Aufsichtsrat) of Parent with the commercial register (Handelsregister) for Parent and as set forth in
Section 4.05(b) of the Parent Disclosure Schedule, and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not (A) prevent or materially delay the performance by Parent of its obligations pursuant to this Agreement or the consummation of the Transactions or (B) individually or in the aggregate have a Parent Material Adverse Effect.

                  SECTION 4.06. Financial Information, Books and Records. (a) True and complete copies of (i) the audited consolidated balance sheet of Parent for each of the two fiscal years ended as of December 31, 1997 and December 31, 1998, and the related audited consolidated statements of income and cashflows of Parent, together with all related notes and schedules thereto, accompanied by the reports thereon of the Parent's accountants (collectively referred to herein as the "Parent Financial Statements)" and (ii) the unaudited consolidated balance sheet of Parent as of June 30, 1999, and the related consolidated statements of income and cash flows of Parent, together with all related notes and schedules thereto (collectively referred to herein as the "Parent Interim Financial Statements"), have been made available to the Company by Parent. The Parent Financial Statements and, to the knowledge of Parent, the Parent Interim Financial Statements (i) were prepared in accordance with the books of account and other financial records of Parent, (ii) present fairly, in all material respects, the consolidated financial condition and results of operations of Parent and the Parent Subsidiaries as of the dates thereof or for the periods covered thereby, subject, in the case of the Parent Interim Financial Statements, to normal year-end audit adjustments, (iii) have been prepared in accordance with the accounting principles of the International Accounting Standards Committee ("IAS GAAP") applied on a basis consistent with the past practices of Parent (except as may be indicated therein or in the notes or schedules thereto) and (iv) include all adjustments (consisting only of normal recurring accruals) that are necessary in accordance with IAS GAAP for a fair presentation of the consolidated financial condition of Parent and the Parent Subsidiaries and the results of the operations of Parent and the Parent Subsidiaries as of the dates thereof or for the periods covered thereby.

                  (b) Except as and to the extent set forth on the consolidated balance sheet of Parent as at December 31, 1998, including the notes thereto (the "1998 Parent Balance Sheet"), neither Parent nor any Parent Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected on a balance sheet, or in the notes thereto, prepared in accordance with IAS GAAP, except for liabilities and obligations incurred since December 31, 1998 which would not have a Parent Material Adverse Effect.


                  (c) The (i) draft unaudited consolidated balance sheets of Parent for each of the two fiscal years ended as of December 31, 1997 and December 31, 1998, and the related draft unaudited consolidated statements of income and cash flows of Parent, together with all related draft notes and schedules thereto and (ii) draft unaudited consolidated balance sheets of Parent as of June 30, 1998 and as of June 30, 1999, and the related draft unaudited consolidated statements of income and cash flows of Parent, together with all related draft notes and schedules thereto (collectively, the "Draft Financial Statements") previously made available to the Company by Parent are set forth in
Section 4.06(c) of the Parent Disclosure Schedule. To the knowledge of Parent, the Draft Financial Statements have been prepared in all material respects in accordance with U.S. GAAP (except as indicated therein or in the notes thereto or as set forth in Section 4.06(c) of the Parent Disclosure Schedule).

                  SECTION 4.07. Absence of Certain Changes or Events. Since December 31, 1998, except as set forth in Section 4.07 of the Parent Disclosure Schedule, or as expressly contemplated by this Agreement, and prior to the date of this Agreement, (a) Parent and the Parent Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice, and (b) there has not been (i) any Parent Material Adverse Effect,
(ii) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of Parent or any redemption, purchase or other acquisition of any of its securities, (iii) any change by Parent in its accounting methods, principles or practices, (iv) any revaluation by Parent of any material asset (including, without limitation, any writing down of the value of inventory or writing off of notes or accounts receivable), other than in the ordinary course of business consistent in all material respects with past practice, or (v) as of the date hereof, any entry by Parent or any Parent Subsidiary into any commitment or transaction material to Parent and the Parent Subsidiary taken as a whole, except in the ordinary course of business and consistent in all material respects with past practice.

                  SECTION 4.08. Absence of Litigation. Except as set forth in
Section 4.08 of the Parent Disclosure Schedule, there is no suit, action or proceeding pending, and no person has threatened in a writing delivered to Parent since January 1, 1998 to commence any suit action or proceeding, against Parent or any property or asset of Parent that would, individually or in the aggregate, have a Parent Material Adverse Effect. Neither Parent nor any property or asset of Parent is subject to any order, writ, judgment, injunction, decree, determination or award having, individually or in the aggregate, a Parent Material Adverse Effect.

                  SECTION 4.09. Intellectual Property. Parent owns, or is validly licensed or otherwise has the right to use all Intellectual Property that is material to the conduct of the business of Parent and the Parent Subsidiaries, taken as a whole. As of the date of this Agreement, no suits, actions or proceedings are pending, and no person has threatened in a writing delivered to Parent since January 1, 1998 to commence any suit, action or proceeding, alleging that Parent or any Parent Subsidiaries are infringing the rights of any person with regard to any Intellectual Property, except for suits, actions or proceedings that, individually or in the aggregate, would not have a Parent Material Adverse Effect. To the knowledge of Parent, no person is infringing the Intellectual Property rights of Parent or any Parent Subsidiary, except for infringements which, individually or in the aggregate, would not have a Parent Material Adverse Effect.

                  SECTION 4.10. Parent Ordinary Shares. Subject to Section 6.15, the Parent Ordinary Shares that underlie the Parent ADSs to be delivered in connection with the Merger have been duly authorized by all necessary corporate action, and when issued in accordance with this Agreement, will be validly issued, fully paid and non-assessable and not subject to preemptive rights.

                  SECTION 4.11. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent.

                  SECTION 4.12. Accounting and Tax Matters. Except as disclosed in Section 4.12 of the Parent Disclosure Schedule, neither Parent nor any Parent Subsidiary nor, to the knowledge of Parent, any of their affiliates has taken or agreed to take any action (other than actions contemplated by this Agreement)
(a) that would prevent the Transactions from qualifying for "pooling of interests" accounting treatment under applicable United States accounting rules, including, without limitation, applicable SEC accounting standards, or (b) that would prevent the Transactions from constituting a reorganization within the meaning of Section 368(a) of the Code. Parent is not aware of any agreement, plan or other circumstance that would prevent the Transactions from so qualifying under Section 368(a) of the Code or from qualifying for "pooling of interests" accounting treatment.

                  SECTION 4.13. Pooling Affiliates. Section 4.13 of the Parent Disclosure Schedule sets forth the names and addresses of those persons who are, in Parent's reasonable judgment, a Pooling Affiliate of Parent.

                  SECTION 4.14. Vote Required. The only vote of the holders of any class or series of capital stock of Parent necessary to approve this Agreement is the affirmative vote of the holders of 75% of the outstanding Parent Ordinary Shares represented at the Parent Stockholders' Meeting (the "Parent Stockholder Approval").

                                    ARTICLE V

                     CONDUCT OF BUSINESS PENDING THE MERGER

                  SECTION 5.01. Conduct of Business by the Company Pending the Closing. The Company agrees that, between the date of this Agreement and the Effective Time, unless Parent shall otherwise agree in writing, the business of the Company shall be conducted only in, and the Company shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; and the Company shall use all reasonable efforts to preserve substantially intact the business organization of the Company, to keep available the services of the current officers, employees and consultants of the Company and to preserve the current relationships of the Company with the customers, suppliers and other persons with which the Company has significant business relations. By way of amplification and not limitation, except as set forth in
Section 5.01 of the Company Disclosure Schedule or as expressly contemplated by any other provision of this Agreement, the Company shall not, between the date of this Agreement and the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Parent:

                  (a) amend or otherwise change its Restated Certificate of Incorporation or Bylaws;

                  (b) issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license or encumbrance of,
         (i) any shares of any class of capital stock of the Company, or securities convertible into or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company (except for (A) the issuance of Company Stock Options to employees of the Company in the ordinary course of business and in a manner consistent with past practice and (B) the issuance of shares of Company Common Stock issuable (v) pursuant to the Company Stock Options; (w) pursuant to the Company's Employee Stock Purchase Plan in accordance with the current terms thereof; (x) as dividends paid to holders of Series A Preferred Stock in accordance with the current terms thereof; (y) upon the exercise of conversion rights of the Company Preferred Stock outstanding on the date of this Agreement; or (z) upon the exercise of Warrants outstanding on the date of this Agreement), or (ii) any property or assets of the Company, except in the ordinary course of business and in a manner consistent with past practice;

                  (c) (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any interest in any corporation, partnership, other business organization or person or any division thereof or any assets, other than acquisitions of assets (excluding the acquisition of a business or substantially all of the stock or assets thereof) in the ordinary course of business and in a manner consistent with past practice; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person for borrowed money, or make any loans or advances, except for

         (A) indebtedness for borrowed money incurred in the ordinary course of business, consistent with past practice and incurred to refinance outstanding indebtedness for borrowed money existing on the date of this Agreement, or (B) indebtedness for borrowed money under the Loan and Security Agreement with Greyrock Capital, up to the limit provided for in such agreement as of the date of this Agreement; (iii) enter into any contract or agreement material to the business, results of operations or financial condition of the Company, in either case other than in the ordinary course of business, consistent with past practice; (iv) enter into any contract (other than license agreements with end users entered into in the ordinary course of business consistent with past practice) with a value exceeding $500,000 without first submitting it to Parent for review and prior approval; (v) enter into any contract for the license of Software by or to the Company, including, without limitation, any prepaid sale of licenses, other than in the ordinary course of business, consistent with past practice; (vi) enter into any contract with any affiliate or any relative of any of its directors, officers or employees (other than employment agreements); or (vii) make or authorize any capital expenditure, other than capital expenditures in the ordinary course of business consistent with past practice and which are not, in the aggregate, in excess of $250,000 for the period between the date of this Agreement and December 31, 1999 and not, in the aggregate, in excess of $500,000 for the quarter ending March 31, 2000;

                  (d) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends paid to holders of Series A Preferred Stock in accordance with the current terms thereof;

                  (e) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;

                  (f) except in the ordinary course of business and in a manner consistent with past practice, increase the compensation payable or to become payable or the benefits provided to its directors, officers or employees, or grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company, or establish, adopt, enter into or amend any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former director, officer or employee of the Company;

                  (g) take any action with respect to accounting policies or procedures (including, without limitation, procedures with respect to the payment of accounts payable and collection of accounts receivable) other than reasonable and usual actions in the ordinary course of business and consistent with past practice, as required by U.S. GAAP or as may be required by the SEC;

                  (h) make any tax election or settle or compromise any material federal, state, local or foreign income tax liability;

                  (i) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business and consistent with past practice;

                  (j) amend, modify or consent to the termination of any Material Contract, or amend, waive, modify or consent to the termination of the Company's rights thereunder, other than in the ordinary course of business and consistent with past practice;

                  (k) commence or settle any material litigation, suit, claim, action, proceeding or investigation; or

                  (l) announce an intention, authorize or enter into any formal or informal agreement or otherwise make any commitment to do any of the foregoing.

                  SECTION 5.02. Conduct of Business by Parent Pending the Closing. Parent agrees that, between the date of this Agreement to the Effective Time, and except (i) to the extent the Company shall otherwise consent in writing (which consent will not be unreasonably withheld), (ii) as set forth in
Section 5.02 of the Parent Disclosure Schedule or (iii) as contemplated or permitted by or not inconsistent with this Agreement, Parent shall conduct its business in the ordinary course and in a manner consistent with past practice and, to the extent consistent therewith, use reasonable efforts to preserve substantially intact its current business organization, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and other persons with which Parent has significant business relations.

                                   ARTICLE VI

                              ADDITIONAL AGREEMENTS

                  SECTION 6.01. Access to Information; Confidentiality. (a) Except as prohibited by any confidentiality agreement or similar agreement or arrangement to which Parent or the Company or any of the Parent Subsidiaries is a party or by applicable Law or the regulations or requirements of any stock exchange or other regulatory organization with whose rules a party hereto is required to comply, from the date of this Agreement to the Effective Time, the Company and Parent shall (and Parent shall cause the Parent Subsidiaries to):
(i) provide to each other (and each other's officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives (collectively, "Representatives")) access at reasonable times upon prior notice to their officers, employees, agents, properties, offices and other facilities and to the books and records thereof, and (ii) furnish promptly such information concerning their business, properties, contracts, assets, liabilities and personnel as the other parties or their Representatives may reasonably request.

                  (b) The parties hereto shall comply with their respective obligations under the Confidentiality Agreement dated July 16, 1999 (the "Confidentiality Agreement") between Parent and the Company with respect to the information disclosed pursuant to this Agreement.

                  (c) No investigation pursuant to this Section 6.01 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

                  SECTION 6.02. No Solicitation of Transactions. From the date hereof to the earlier to occur of the termination of this Agreement and the Effective Time, none of the Company nor any of its affiliates, officers, directors, partners, controlling persons, representatives or agents will (a) solicit, initiate, consider, encourage or accept any other proposals or offers from any person, other than Parent, (i) relating to any acquisition or purchase of all or any portion of the assets or capital stock of the Company (other than sales of inventory in the ordinary course of business consistent with past practice), (ii) to enter into any business combination with the Company, or
(iii) to enter into any other extraordinary business transaction involving or otherwise relating to the Company (each a "Competing Transaction"), or (b) participate in any discussions, conversations, negotiations or other communications regarding, or furnish to any person, other than Parent, any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any such other Person, to seek to do any of the foregoing; provided, however, that nothing contained in this Section 6.02 shall prohibit the Board of Directors of the Company from furnishing information to, or entering into discussions or negotiations with, any person in connection with an unsolicited (from the date of this Agreement) proposal by such person to acquire the Company pursuant to a merger, consolidation, share exchange, tender offer, exchange offer, business combination or other similar transaction or to acquire all or substantially all of the assets of the Company, if, and only to the extent that, (i) the Board of Directors of the Company, after consultation with outside legal counsel (which may include its regularly engaged outside legal counsel), determines in good faith that such action is required for such Board of Directors to comply with its fiduciary duties to the Company's stockholders under applicable Law and (ii) prior to furnishing such information to, or entering into discussions or negotiations with, such person, the Company obtains from such person an executed confidentiality agreement on terms no less favorable to the Company than those contained in the Confidentiality Agreement. The Company immediately shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with all persons other than Parent conducted heretofore with respect to any of the foregoing. The Company shall notify Parent promptly if any such proposal or offer, or any inquiry or contact with any person with respect thereto, is made and shall, in any such notice to Parent, indicate in reasonable detail the identity of the person making such proposal, offer, inquiry or contact and the terms and conditions of such proposal, offer, inquiry or contact, including, without limitation, a description of any financial terms of such proposal, offer, inquiry or contact, if applicable. The Company hereby agrees not to, without the prior written consent of Parent, release any person from, or waive any provision of, any confidentiality or standstill agreement to which the Company is a party.

                  SECTION 6.03. Registration Statement and Proxy Statement. (a) As promptly as practicable after the execution of this Agreement, (i) the Company shall prepare and file with the SEC a proxy statement and any amendment or supplement thereto (the "Proxy Statement") to be sent to the stockholders of the Company in connection with the meeting of the Company's stockholders to consider the Transactions (the "Company Stockholders' Meeting") and (ii) Parent shall prepare and file with the SEC the registration statement on Form F-4 and any amendment and supplement thereto pursuant to which the Parent ADSs to be issued in the Transactions (including in connection with the Option and Warrant Exchange) will be registered with the SEC (including any amendments or supplements, the "F-4 Registration Statement"), in which the Proxy Statement shall be included as a prospectus. Copies of the Proxy Statement shall be provided to NASDAQ in accordance with its rules. Each of the parties hereto shall use all reasonable efforts to cause the F-4 Registration Statement to become effective as promptly as practicable. Parent shall use all reasonable efforts to cause the F-4 Registration Statement to remain effective until the closing of the Option and Warrant Exchange. To the extent that presenting this Agreement and the Merger to the Company's stockholders would not violate applicable Law, the Company shall use all reasonable efforts to cause the Proxy Statement to be delivered to the Company's stockholders as promptly as practicable after the F-4 Registration Statement shall have been declared effective under the Securities Act. Parent shall also take any action reasonably required to be taken under any applicable Blue Sky Laws in connection with the issuance of Parent ADSs in the Transactions (including the Option and Warrant Exchange), and the Company shall furnish all information concerning the Company and the holders of Company Common Stock, the Company Optionholders and the Company Warrantholders as may be reasonably requested in connection with any such action. Parent or the Company, as the case may be, shall furnish all information concerning Parent or the Company as the other party may reasonably request in connection with such actions and the preparation of the F-4 Registration Statement and Proxy Statement. The Company shall cause the Proxy Statement to comply as to form and substance in all material respects with the applicable requirements of (i) the Exchange Act, (ii) NASDAQ, (iii) the Securities Act and (iv) the DGCL.

                  (b) The Proxy Statement shall include the approval and the declaration of advisability of this Agreement and the Transactions and the recommendation of the Board of Directors of the Company to the Company's stockholders that they vote in favor of the adoption of this Agreement; provided, however, that the Board of Directors of the Company may, at any time prior to the Effective Time, withdraw, modify or change any such recommendation to the extent that the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel (who may be the Company's regularly engaged outside legal counsel), that such withdrawal, modification or change of its recommendation is required by its fiduciary duties to the Company's stockholders under applicable Law. In addition, the Proxy Statement shall include the opinion of Banc of America referred to in Section 3.25.

                  (c) No amendment or supplement to the Proxy Statement or the F-4 Registration Statement shall be made without the prior review of Parent and the Company, and any comments of Parent or the Company provided in a timely manner shall be considered prior to filing such amendment or supplement, to the extent practicable. Each of the parties hereto shall advise the other party hereto, promptly after it receives notice thereof, of the time when the F-4 Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of Parent ADSs issuable in connection with the Transactions (including the Option and Warrant Exchange) for offering or sale in any jurisdiction, or of any request by the SEC or NASDAQ for amendment of the Proxy Statement or the F-4 Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

                  (d) The information supplied by the Company for inclusion in the F-4 Registration Statement and the Proxy Statement shall not, at (i) the time the F-4 Registration Statement is filed with the SEC, (ii) the time the F-4 Registration Statement is declared effective, (iii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company, (iv) the time of the Company Stockholders' Meeting, (v) the closing of the Option and Warrant Exchange and (vi) the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, not misleading. If at any time prior to the Effective Time or the closing of the Option and Warrant Exchange, any event or circumstance relating to the Company or its officers or directors, should be discovered by the Company that should be set forth in an amendment or a supplement to the F-4 Registration Statement or the Proxy Statement, the Company shall promptly inform Parent. All documents that the Company is responsible for filing with the SEC in connection with the Transactions shall comply as to form in all material respects with the applicable requirements of NASDAQ, the DGCL, the Securities Act and the Exchange Act.

                  (e) The information supplied by Parent for inclusion in the F-4 Registration Statement and the Proxy Statement shall not, at (i) the time the F-4 Registration Statement is filed with the SEC, (ii) the time the F-4 Registration Statement is declared effective, (iii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company, (iv) the time of the Company Stockholders' Meeting,
(v) the closing of the Option and Warrant Exchange and (vi) the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, not misleading. If, at any time prior to the Effective Time or the closing of the Option and Warrant Exchange, any event or circumstance relating to Parent or any Parent Subsidiary, or their respective officers or directors, should be discovered by Parent that should be set forth in an amendment or a supplement to the F-4 Registration Statement or the Proxy Statement, Parent shall promptly inform the Company. All documents that Parent are responsible for filing with the SEC in connection with the Transactions shall comply as to form in all material respects with the applicable requirements of NASDAQ, the DGCL, the Securities Act and the Exchange Act.

                  (f) Parent shall cause the Option and Warrant Exchange to be commenced promptly after the F-4 Registration Statement has been declared effective by the SEC and shall use all reasonable efforts to cause the Option and Warrant Exchange to be consummated not later than the Effective Time. Parent shall cause the Option and Warrant Exchange to be commenced by causing the Proxy Statement and related documents to be mailed to each Company Optionholder and Company Warrantholder, and the Proxy Statement shall state, in addition to such other disclosures as are required by applicable Law: (i) that all Company Stock Options and Warrants validly tendered will be accepted for exchange; (ii) the dates of acceptance for exchange (which shall be a period of at least 20 business days from the date the Proxy Statement is mailed) (the "Offer Period"); and (iii) that any Company Stock Option or Warrant not tendered will remain outstanding or otherwise be treated in accordance with its terms. As soon as practicable after the expiration of the Offer Period, Parent shall (i) cause to be accepted for exchange all Company Stock Options or Warrants tendered and not validly withdrawn pursuant to the Exchange Offer and (ii) cause to be canceled all Company Stock Options or Warrants so accepted for exchange by Parent. No fractional Parent ADSs shall be issued in connection with the Option and Warrant Exchange. Each Company Optionholder or Company Warrantholder who would otherwise be entitled to receive a fraction of a Parent ADS shall be paid an amount in cash (without interest) equal to the product obtained by multiplying (i) the fractional Parent ADS interest to which such Company Optionholder or Company Warrantholder (after taking into account all fractional Parent ADS interests then held by such holder) would otherwise be entitled by (ii) the Parent Average Closing Price. The Option and Warrant Exchange shall not be subject to any conditions other than the occurrence of the Effective Time.

                  SECTION 6.04. Stockholders' Meetings. (a) To the extent that convening and holding a meeting would not violate applicable law, the Company shall call and hold the Company Stockholders' Meeting as promptly as practicable, for the purpose of voting upon the adoption of this Agreement and the Merger contemplated hereby. The Company shall use all reasonable efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement pursuant to the Proxy Statement and shall take all other action necessary or advisable to secure the vote or consent of stockholders required by the DGCL or applicable stock exchange requirements to obtain such approval, except to the extent that the Board of Directors of the Company determines in good faith after consultation with outside legal counsel (who may be the Company's regularly engaged outside legal counsel) that the withdrawal, modification or change of its recommendation is required by its fiduciary duties to the Company's stockholders under applicable Law.

                  (b) Parent shall call and hold a meeting of the Parent's stockholders (the "Parent Stockholders' Meeting" and together with the Company Stockholders' Meeting, the "Stockholders' Meetings"), as promptly as practicable for the purpose of voting upon the approval of this Agreement. Parent shall take all action necessary or advisable to secure the vote or consent of stockholders required by the Articles of Association (Satzung), applicable

Law or applicable stock exchange requirements to obtain such approval, except to the extent that the Management Board (Vorstand) and Supervisory Board (Aufsichtsrat) of Parent determines in good faith after consultation with outside legal counsel (who may be Parent's regularly engaged outside legal counsel) that the withdrawal, modification or change of its recommendation is required by its fiduciary duties to Parent's stockholders under applicable Law.

                  (c) Each of the parties hereto, subject to the exercise of their fiduciary duties to their respective stockholders, as described in this
Section 6.04, shall take all other action necessary or, in the opinion of the other parties hereto, advisable to promptly and expeditiously secure any vote or consent of stockholders required by applicable Law and such party's Certificate of Incorporation and Bylaws or Articles of Association (Satzung), as applicable, to consummate and make effective the Transactions.

                  SECTION 6.05. Further Action; Consents; Filings. (a) Upon the terms and subject to the conditions hereof, each of the parties hereto shall use all reasonable efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions, (ii) use all reasonable efforts to obtain from Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Parent or the Company or any of their subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, (iii) make all necessary filings, and thereafter make any other required or appropriate submissions, with respect to this Agreement and the Transactions required under
(A) the rules and regulations of the NASDAQ, (B) the rules and regulations of the Neuer Markt, (C) the Securities Act, the Exchange Act and any other applicable federal or state securities Laws, (D) the HSR Act, (E) the Exon-Florio Provision, (F) the rules and regulations of the ODTC and (G) any other applicable Law. The parties hereto shall cooperate with each other in connection with the making of all such filings, including by providing copies of all such documents to the nonfiling party and its advisors prior to filing and, if requested, by accepting all reasonable additions, deletions or changes suggested in connection therewith. Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, Parent shall not be required to sell, license, waive any rights in or to, or otherwise dispose of or hold separate or in trust any part of the assets or business of the Company or any part of the assets or business of Parent or any of its affiliates or otherwise enter into any type of agreement or arrangement, including, without limitation, a consent decree, with any Governmental Entity.

                  (b) Parent and the Company shall file as promptly as practicable after the date of this Agreement notifications under the HSR Act and shall respond as promptly as practicable to all inquiries or requests received from the Federal Trade Commission or the Antitrust Division of the Department of Justice for additional information or documentation and shall respond as promptly as practicable to all inquiries and requests received from any state attorney general or other Governmental Entity in connection with antitrust matters. The parties shall cooperate with each other in connection with the making of all such filings or responses, including providing copies of all such documents to the other party and its advisors prior to filing or responding.

                  (c) To the extent requested by Parent, the Company shall cooperate with Parent to identify any "Encumbrances" that may adversely affect the Company's right to sublicense any Intellectual Property rights owned or licensed by the Company (including the right to further sublicense such rights) in the Company's client or server software (including without limitation development tools, tests and other development components) which will exist as of the Effective Time, and any maintenance upgrades and new releases of such software, if any, which will be already in progress at the Company as of the Effective Time, and/or any components of the foregoing (collectively, the "Software Products"). Such cooperation shall include, upon Parent's request, granting Parent full access, subject to existing or other reasonable confidentiality restrictions, to the Company's technology licenses, acquisition agreements and Intellectual Property claims relating to the Software
Products. "Encumbrance" means any restriction or limitation that would prevent or materially limit or restrict the Company's ability to sublicense any Intellectual Property right owned or licensed by the Company (including the right to further sublicense such rights) with respect to the Software Products, including, without limitation, limitations on source code access and sublicensing rights, as well as prohibitions or required consents to assignment of rights from the Company to the Parent upon the Effective Time which rights, if not available, would constitute an Encumbrance. The Company shall use all reasonable efforts in consultation with Parent to remove, limit or diminish such Encumbrances in a reasonable priority order designated by the Parent, with the goal of removing or minimizing as soon as practicable all such Encumbrances and having no ongoing financial obligations in connection therewith.

                  SECTION 6.06. Notices of Certain Events. (a) Each of Parent and the Company shall give prompt notice to the other of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions; (ii) any notice or other communication from any Governmental Entity in connection with the Transactions;
(iii) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company, Parent or the Parent Subsidiaries that could delay or otherwise affect the consummation of the Transactions; (iv) the occurrence of a default or event that, with the giving of notice or lapse of time or both, would become a default under any Material Contract of the Company; (v) any change or event that is reasonably likely to result in a Company Material Adverse Effect or a Parent Material Adverse Effect or is reasonably likely to delay or impede the ability of either the Company or Parent to perform its respective obligations pursuant to this Agreement or to consummate the Transactions; (vi) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be likely to cause (x) any representation or warranty of such party contained in this Agreement to be untrue or inaccurate or
(y) any covenant, condition or agreement of such party contained in this Agreement not to be complied with or satisfied; and (vii) any failure of Parent or the Company, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

                  (b) The Company shall give prompt notice to Parent of the exercise (i) by any holder of the Company's Series A Preferred Stock of any right or benefit (a "Change of Control Right") of such holder of Series A Preferred Stock as a "Series A Holder" (as defined in the Certificate of Amendment to Certificate of Designations of Series A Cumulative Convertible Preferred Stock of Network Imaging Corporation, the previous name of the Company (the "Series A Certificate of Designations")) as a result of a "Change of Control" (as defined in the Series A Certificate of Designations), and (ii) by the holder of the Company's Series M Preferred Stock or Series M1 Preferred Stock of any right or benefit (a "Redemption Right") of such holder as (x) a holder of Series M Preferred Stock as a result of a "Redemption Event" (as defined in the Certificate of Designations, Preferences and Rights of Series M Convertible Preferred Stock of Network Imaging Corporation, the previous name of the Company (the "Series M Certificate of Designations")) or (y) a holder of Series M1 Preferred Stock as a result of a "Redemption Event" (as defined in the Certificate of Designations, Preferences and Rights of Series M1 Convertible Preferred Stock of Network Imaging Corporation, the previous name of the Company (the "Series M1 Certificate of Designations")).

                  SECTION 6.07. Pooling Matters. From and after the date of this Agreement and until the Effective Time, neither Parent nor the Company, nor any of their respective subsidiaries or other affiliates, shall knowingly take any action, or knowingly fail to take any action, that is reasonably likely to jeopardize the treatment of the Transactions as a "pooling of interests" for accounting purposes. Between the date of this Agreement and the Effective Time, Parent and the Company each shall take all reasonable actions necessary to cause the characterization of the Transactions as a pooling of interests for accounting purposes if such a characterization becomes jeopardized by action taken by Parent or the Company, respectively, prior to the Effective Time. Following the Effective Time, Parent shall not knowingly take any action, or fail to take any action, that would jeopardize the characterization of the Transactions as a "pooling of interests" for accounting purposes.

                  SECTION 6.08. Letters of Accountants. (a) Parent shall use all reasonable efforts to cause to be delivered to the Company a "comfort" letter of PricewaterhouseCoopers dated and delivered as of the date the F-4 Registration Statement shall have become effective and a "bring-down comfort" letter of PricewaterhouseCoopers dated and delivered as of the Effective Time. The Company shall use all reasonable efforts to cause to be delivered to Parent a "comfort" letter of Ernst & Young dated and delivered as of the date the F-4 Registration Statement shall have become effective and a "bring-down comfort" letter of Ernst & Young dated and delivered as of the Effective Time. Each such letter shall be addressed to Parent and the Company, and shall be in form and substance reasonably satisfactory to the recipient thereof and reasonably customary in scope and substance for letters delivered by independent public accountants in connection with mergers such as the one contemplated by this Agreement.

                  (b) Each of Parent and the Company shall use all reasonable efforts to cause to be delivered to the other an opinion from PricewaterhouseCoopers and Ernst & Young, respectively, addressed to each of Parent and the Company and dated as of the Closing, that the Transactions will qualify for "pooling of interests" accounting treatment under applicable United States accounting rules, including, without limitation, applicable SEC accounting standards.

                  SECTION 6.09. Plan of Reorganization. (a) This Agreement is intended to constitute a "plan of reorganization" within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date hereof and until the earlier to occur of the termination of this Agreement or the Effective Time, each party hereto shall use all reasonable efforts to cause the Transactions to qualify, and will not knowingly take any actions or cause or permit any actions to be taken, which could prevent the Transactions from qualifying, as a reorganization within the meaning of Section 368(a) of the Code. Following the Effective Time, neither the Surviving Corporation, the Parent nor any of their affiliates shall knowingly take any action or knowingly cause or permit any action to be taken which would cause the Transactions to fail to qualify as a reorganization within the meaning of
Section 368(a) of the Code.

                  (b)  The Company, on the one hand, and Parent and Merger
Sub, on the other hand, shall execute and deliver to Cooley Godward LLP, counsel to the Company, and to PricewaterhouseCoopers, tax advisor to Parent, certificates substantially in the form attached hereto as Exhibits C and D, respectively, at such time or times as reasonably requested by such firms in connection with their delivery of opinions with respect to the Transactions. Prior to the Effective Time, none of the Company, Parent or Merger Sub shall take or cause to be taken any action which could cause to be untrue (or fail to take or cause not to be taken any action which could cause to be untrue) any of the representations in Exhibits C and D, respectively.

                  SECTION 6.10. Continuation of Benefits. (a) For a period of one year following the Effective Time, Parent and the Company shall continue and maintain the employee benefit plans and programs of the Company for the employees of the Company as in effect immediately prior to the Effective Time (subject to applicable Law); provided, however, that Parent and the Company shall not continue to maintain the Company Stock Plans. From and after the Effective Time, Parent shall honor, and shall cause the Company to honor, in accordance with their terms, all contracts, arrangements, policies, plans and commitments of the Company in accordance with such terms that are applicable to any employees of the Company that have been disclosed or made available to Parent pursuant to the provisions of Section 3.10 of this Agreement.

                  (b) To the extent that service is relevant for purposes of eligibility, participation or vesting under any employee benefit plan, program or arrangement established or maintained by the Company, employees of the Company shall be credited with service accrued prior to the Effective Time with the Company to the extent such service was recognized by the Company under such plans.

                  SECTION 6.11. Pooling Affiliates. (a) Not less than 30 days prior to the Effective Time, the Company shall deliver to Parent a list of names and addresses of those persons who, in the Company's reasonable judgment, at the record date for the Company Stockholders' Meeting, were Pooling Affiliates of the Company. The Company shall provide Parent such information and documents as Parent may reasonably request for purposes of reviewing such list. The Company shall use all reasonable efforts to deliver or cause to be delivered to Parent, prior to the Effective Time, an affiliate letter in the form attached hereto as Exhibit E (the "Company Affiliate Letter"), executed by each of the Pooling Affiliates of the Company identified in the above-referenced list. The foregoing notwithstanding, Parent shall be entitled to place legends as specified in the Company Affiliate Letter on the certificates evidencing any of Parent ADSs to be received by (i) any Pooling Affiliate of the Company or (ii) any person Parent reasonably identifies (by written notice to the Company) as being a person who may be deemed a Pooling Affiliate of the Company, pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the depositary for the Parent ADSs, consistent with the terms of the Company Affiliate Letter, regardless of whether such person has executed the Company Affiliate Letter and regardless of whether such person's name and address appear in Section 3.22 of the Company Disclosure Schedule.

                  (b) Not less than 30 days prior to the Effective Time, Parent shall deliver to the Company a list of names and addresses of those persons who were, in Parent's reasonable judgment, Pooling Affiliates of Parent. Parent shall provide the Company such information and documents as the Company shall reasonably request for purposes of reviewing such list. Parent shall use all reasonable efforts to deliver or cause to be delivered to the Company, prior to the Effective Time, an affiliate letter in the form attached hereto as Exhibit F (the "Parent Affiliate Letter"), executed by each of the Pooling Affiliates of Parent identified in the above-referenced list.

                  SECTION 6.12. Indemnification of Directors and Officers. (a) Parent agrees that the indemnification obligations set forth in the Company's Restated Certificate of Incorporation and Bylaws, in each case as of the date of this Agreement, shall survive the Transactions and shall not, except to the extent required by applicable Law, be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of the individuals who on or prior to the Effective Time were directors, officers, employees or agents of the Company.

                  (b) The Company shall, to the fullest extent permitted under applicable Law and regardless of whether the Transactions become effective, indemnify and hold harmless, and, after the Effective Time, Parent shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless, each present and former director or officer of the Company and each such person who served at the request of the Company as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, the "Indemnified Parties") against all costs and expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer or director, in each case occurring before the Effective Time (including the transactions contemplated by this Agreement). Without limiting the foregoing, in the event of any such claim, action, suit, proceeding or investigation, the Company or Parent, as the case may be, shall pay the fees and expenses of counsel selected by any Indemnified Party, which counsel shall be reasonably satisfactory to the Company or Parent, as the case may be, promptly after statements therefor are received (unless Parent shall elect to defend such action) and (ii) the Company and Parent shall cooperate in the defense of any such matter, provided, however, that none of the Company or Parent shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed).

                  (c) For six years from the Effective Time, Parent shall provide (to the extent available in the market) to the Company's current directors and officers liability insurance protection of the same kind and scope as that provided by the Company's directors' and officers' liability insurance policies (copies of which have been made available to Parent); provided, however, that in no event shall Parent be required to expend more than 175% of the current amount expended by the Company (the "Insurance Amount") to maintain or procure insurance coverage pursuant hereto and further provided that if Parent is unable to maintain or obtain the insurance called for by this Section 6.12(c), it shall use all reasonable efforts to obtain as much comparable insurance as is available for the Insurance Amount.

                  (d)  The rights of an Indemnified Party to
indemnification and advancement of expenses under this Section 6.12 shall not be deemed exclusive of any other rights which the Indemnified Party may at any time be entitled to under applicable Law, any charter or bylaw provision, any agreement, vote of stockholders, resolution of disinterested directors or otherwise.

                  SECTION 6.13. Public Announcements. The initial press release concerning the Transactions shall be a joint press release and, thereafter, Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Transactions and shall not issue any such press release or make any such public statement without the prior written approval of the other, except to the extent required by applicable Law or the requirements of NASDAQ or the Neuer Markt, in which case the issuing party shall use all reasonable efforts to consult with the other party before issuing any such release or making any such public statement.

                  SECTION 6.14. Stock Exchange Listings. (a) Each of the parties hereto shall use all reasonable efforts to obtain, prior to the Effective Time, the approval for listing on NASDAQ, effective upon official notice of issuance, of the Parent ADSs representing the Parent Ordinary Shares issuable to the Company's stockholders, the Company Optionholders and the Company Warrantholders in the Transactions as promptly as practicable after the date hereof, and in any event prior to the Effective Time.

                  (b) Each of the parties hereto shall use all reasonable efforts to obtain the approval for listing on the Neuer Markt and all other stock exchanges on which the Parent Ordinary Shares are listed of the Parent Ordinary Shares underlying the Parent ADSs issuable to the Company's stockholders in the Transactions as promptly as practicable after the Effective Time.

                  SECTION 6.15. Certain Obligations of Parent. Certain obligations of Parent set forth in this Agreement, including those obligations designed to survive the consummation of the Share Exchange require additional corporate actions by or with respect to Parent specified in the German Stock Corporation Law (Aktiengesetz) including ss.52 and ss.ss.203, 185 et seq. of the German Stock Corporation Law (Aktiengesetz) be taken. Parent shall recommend to its Supervisory Board (Aufsichsrat) and to the Parent Stockholders' Meeting that such action be taken. As required by law, certain of such obligations of Parent shall be incorporated in agreements in connection with the contributions in kind to Parent, which agreements shall be entered into by Parent and the Exchange Agent in the context of the Share Exchange pursuant to ss.ss.52 and 183 et seq. of the German Stock Corporation Law (Aktiengesetz).

                                   ARTICLE VII

                               CLOSING CONDITIONS

                  SECTION 7.01. Conditions to the Obligations of Each Party to Close. The obligations of the parties hereto to consummate the Transactions, or to permit the consummation of the Transactions, are subject to the satisfaction or, if permitted by applicable Law, waiver of the following conditions:

                  (a) the F-4 Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the F-4 Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC and not concluded or withdrawn;

                  (b) this Agreement shall have been adopted by the requisite vote of stockholders of the Company in accordance with the DGCL and the Company's Restated Certificate of Incorporation, which adoption shall not have been amended in any respect, withdrawn or otherwise rescinded;

                  (c) this Agreement shall have been approved by the requisite vote of the stockholders of Parent in accordance with applicable Law and the Articles of Association (Satzung) of Parent;

                  (d) no court of competent jurisdiction shall have issued or entered any order, writ, injunction or decree, and no other Governmental Entity shall have issued any order, which is then in effect and has the effect of making any of the Transactions illegal or otherwise prohibiting the consummation of any of them;

                  (e) any waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated;

                  (f) each of Ernst & Young and PricewaterhouseCoopers, as the independent public accountants of the Company and Parent, respectively, shall have issued the "comfort" letters referred to in
         Section 6.08(a) and the "pooling of interests" opinions referred to in
         Section 6.08(b); and

                  (g) the Parent ADSs issuable to the Company's stockholders, the Company Optionholders and the Company Warrantholders in the Transactions shall have been approved for listing on NASDAQ, subject to official notice of issuance.

                  SECTION 7.02. Conditions to the Obligations of Parent. The obligations of Parent to consummate the Transactions, or to permit the consummation of the Transactions, are subject to the satisfaction or, if permitted by applicable Law, waiver of the following further conditions:

                  (a) each of the representations and warranties of the Company contained in this Agreement that is qualified by materiality shall be true and correct at and as of the Effective Time as if made at and as of the Effective Time (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date) and each of the representations and warranties that is not so qualified shall be true and correct in all material respects at and as of the Effective Time as if made at and as of the Effective Time (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date), in each case except as contemplated or permitted by this Agreement, and Parent shall have received a certificate of the Chairman or President and Executive Vice President of Finance and Administration of the Company to such effect;

                  (b) the Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time and Parent shall have received a certificate of the Chairman or President and Executive Vice President of Finance and Administration of the Company to that effect;

                  (c) except as set forth in Section 3.08 of the Company Disclosure Schedule, no event or events shall have occurred or be reasonably likely to occur which, individually or in the aggregate, shall have had, or could reasonably be expected to have, a Company Material Adverse Effect;

                  (d) Parent shall have received a written opinion of PricewaterhouseCoopers, tax advisor to Parent, based on representations of the Company, on the one hand, and Parent and Merger Sub, on the other hand, in the forms attached as Exhibits C and D, respectively, and normal assumptions (including, without limitation, that all steps necessary to effectuate the Share Exchange following the Effective Time will be required by the terms of this Agreement and will be substantially certain to occur and will be ministerial in nature), to the effect that the Transactions will be treated for federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code, dated the Effective Time, which opinion shall not have been withdrawn or modified in any material respect;

                  (e) Thomas A. Wilson, Brian H. Hajost, Mark Paiewonsky and Mike Guido shall have executed employment agreements with Parent in form and substance satisfactory to Parent;

                  (f) (i) none of the holders of the Company's Series A Preferred Stock shall have exercised a Change of Control Right of such holder of Series A Preferred Stock as a "Series A Holder" (as defined in the Series A Certificate of Designations as a result of a "Change of Control" (as defined in the Series A Certificate of Designations) and
         (ii) the holder of the Company's Series M Preferred Stock or Series M1 Preferred Stock shall not have exercised a Redemption Right of such holder as (x) a holder of Series M Preferred Stock as a result of a "Redemption Event" (as defined in the Series M Certificate of Designations) or (y) a holder of Series M1 Preferred Stock as a result of a "Redemption Event" (as defined in the Series M1 Certificate of Designations);

                  (g) the Company shall have earned net income for the quarter ending December 31, 1999 of at least $1.00;

                  (h) the holders of the warrants issued in connection with the private placement of the Series K Convertible Preferred Stock of the Company shall have agreed to terminate the Registration Rights Agreement dated July 28, 1997 and the Company shall have terminated the registration statement pursuant to Rule 415 under the Securities Act that was filed with the SEC in satisfaction of the obligations of the Company pursuant to said Registration Rights Agreement;

                  (i) the holders of the warrants issued in connection with the private placement of the Series L Convertible Preferred Stock of the Company shall have agreed to terminate the Registration Rights Agreement dated December 8, 1997 and the Company shall have terminated the registration statement pursuant to Rule 415 under the Securities Act that was filed with the SEC in satisfaction of the obligations of the Company pursuant to said Registration Rights Agreement;

                  (j) the estate of Fred Kassner and Susan Kaufman shall have agreed to terminate the Registration Rights Agreement dated December 31, 1996; and

                  (k) the Company shall have filed with the Secretary of State of the State of Delaware a certificate of elimination with respect to the Company's Series D Preferred Stock, Series E Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock and Series L Preferred Stock.

                  SECTION 7.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Transactions, or to permit the consummation of the Transactions, are subject to the satisfaction or, if permitted by applicable Law, waiver of the following further conditions:

                  (a) each of the representations and warranties of Parent contained in this Agreement that is qualified by materiality shall be true and correct at and as of the Effective Time as if made at and as of the Effective Time (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date) and each of the representations and warranties that is not so qualified shall be true and correct in all material respects at and as of the Effective Time as if made at and as of the Effective Time (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date), in each case except as contemplated or permitted by this Agreement, and the Company shall have received a certificate of two Management Board Members (Vorstandsmitglieder) of Parent to such effect;

                  (b) Parent shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time and the Company shall have received a certificate of two Management Board Members (Vorstandsmitglieder) of Parent to that effect;

                  (c) except as set forth in Section 4.07 of the Parent Disclosure Schedule, no event or events shall have occurred or be reasonably likely to occur which, individually or in the aggregate, shall have had, or could reasonably be expected to have, a Parent Material Adverse Effect; and

                  (d) the Company shall have received a written opinion of Cooley Godward, LLP, counsel to the Company, based on representations of the Company, on the one hand, and Parent and Merger Sub, on the other hand, in the forms attached as Exhibits C and D, respectively, and normal assumptions (including, without limitation, that all steps necessary to effectuate the Share Exchange following the Effective Time will be required by the terms of this Agreement and will be substantially certain to occur and will be ministerial in nature), to the effect that the

         Transactions will be treated for federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code, dated the date of the Effective Time, which opinion shall not have been withdrawn or modified in any material respect.

                                  ARTICLE VIII

                        TERMINATION, AMENDMENT AND WAIVER

                  SECTION 8.01. Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions, as follows:

                  (a) by mutual written consent duly authorized by the Board of Directors of the Company and the Management Board (Vorstand) of the Parent;

                  (b) by either Parent or the Company, if the Effective Time shall not have occurred on or before June 30, 2000; provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have caused, or resulted in, the failure of the Effective Time to occur on or before such date;

                  (c)  by either Parent or the Company, if any
         Governmental Order, writ, injunction or decree preventing the consummation of the Transactions shall have been entered by any court of competent jurisdiction and shall have become final and nonappealable;

                  (d)  by Parent, if (i) in accordance with the proviso to
         Section 6.03(b), the Board of Directors of the Company withdraws, modifies or changes its recommendation of this Agreement and the Transactions in a manner adverse to Parent or its stockholders or shall have resolved to do so, or if the Board of Directors of the Company shall have refused to reaffirm its recommendation of this Agreement and the Transactions as promptly as practicable (but in any event within three business days) after receipt of any request by Parent to do so,
         (ii) the Board of Directors of the Company shall have recommended to the stockholders of the Company a Competing Transaction or shall have resolved to do so or (iii) a tender offer or exchange offer for 25 percent or more of the outstanding shares of any class or series of the capital stock of the Company is commenced and the Board of Directors of the Company fails to recommend against acceptance of such tender offer or exchange offer by stockholders of the Company (including by taking no position with respect to the acceptance of such tender offer or exchange offer by the Company's stockholders);

                  (e) by Parent or the Company, (i) if this Agreement shall fail to receive the requisite votes for adoption at the Company Stockholders' Meeting or any adjournment or postponement thereof or (ii) if this Agreement shall fail to receive the requisite votes for approval at the Parent Stockholders' Meeting or any adjournment or postponement thereof;

                  (f)  by Parent if (i) any holder of the Company's Series
         A Preferred Stock has exercised a Change of Control Right of such holder of Series A Preferred Stock as a "Series A Holder" (as defined in the Series A Certificate of Designations) as a result of a "Change of Control" (as defined in the Series A Certificate of Designations) or
         (ii) the holder of the Company's Series M Preferred Stock or Series M1 Preferred Stock has exercised a Redemption Right of such holder as (x) a holder of Series M Preferred Stock as a result of a "Redemption Event" (as defined in the Series M Certificate of Designations) or (y) a holder of Series M1 Preferred Stock as a result of a "Redemption Event" (as defined in the Series M1 Certificate of Designations) and the exercise of such Change of Control Right or Redemption Right, as the case may be, is not withdrawn within 10 business days of its exercise;

                  (g) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 7.02 would not be satisfied (a "Terminating Company Breach"); provided, however, that, if such Terminating Company Breach is curable by the Company through the exercise of all reasonable efforts and for so long as the Company continues to exercise such reasonable efforts, Parent may not terminate this Agreement under this
         Section 8.01(g); and provided further that the preceding proviso shall not in any event be deemed to extend any date set forth in clause (b) of this Section 8.01;

                  (h) by Parent, upon the breach of the Voting Agreement or the Series M and Series M1 Agreement by any stockholder of the Company who is a party thereto;

                  (i) by the Company, upon breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in
         Section 7.03 would not be satisfied (a "Terminating Parent Breach"); provided, however, that, if such Terminating Parent Breach is curable by Parent through the exercise of all reasonable efforts and for so long as Parent continues to exercise such reasonable efforts, the Company may not terminate this Agreement under this Section 8.01(i); and provided further that the preceding proviso shall not in any event be deemed to extend any date set forth in clause (b) of this Section 8.01;

                  (j) by the Company, if the Board of Directors of the Company shall, following receipt of advice of outside legal counsel (who may be the Company's regularly engaged outside legal counsel) that failure to so terminate would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, in good faith have withdrawn, modified or changed its recommendation of the adoption of this Agreement and the Transactions in a manner adverse to Parent and, on or prior to such date, any person (other than Parent) shall have made a public announcement or otherwise communicated to the Company and its stockholders with respect to a Competing Transaction that, as determined by the Board of Directors of the Company in good faith after consultation with its outside legal counsel (who may be its regularly engaged outside legal counsel) and financial advisors, contains terms more favorable to the stockholders of the Company than those provided for in the Transactions; provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.01(j) until three business days have elapsed following delivery to Parent of written notice of such determination of the Board of Directors of the Company (which written notice shall inform Parent of the material terms and conditions of the Competing Transaction); provided further, that such termination under this Section 8.01(j) shall not be effective until the Company has made payment to Parent of the amounts required to be paid pursuant to Section 8.05(b);

                  (k) by either Parent or the Company, if this Agreement shall not have been finally approved by the Supervisory Board (Aufsichtsrat) of Parent on or prior to December 31, 1999; or

                  (l) by Parent, if the Merger Consideration shall exceed 1,330,000 Parent ADSs.

                  SECTION 8.02. Effect of Termination. Except as provided in
Section 9.01, in the event of termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of Parent or the Company or any of their respective officers or directors, and all rights and obligations of each party hereto shall cease, subject to the remedies of the parties hereto set forth in
Section 8.05; provided, however, that nothing herein shall relieve any party hereto from liability for the willful or intentional breach of any of its representations and warranties or the willful or intentional breach of any of its covenants or agreements set forth in this Agreement; provided further, that the Confidentiality Agreement shall survive any termination of this Agreement.

                  SECTION 8.03. Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of the Board of Directors of the Company and the Management Board (Vorstand) of Parent at any time prior to the Effective Time; provided, however, that, after the adoption of this Agreement by the stockholders of the Company, no amendment may be made, except such amendments as have received the requisite stockholder approval and such amendments as are permitted to be made without stockholder approval under the DGCL. This Agreement may not be amended except by an instrument in writing signed by both Parent and the Company.

                  SECTION 8.04. Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.

                  SECTION 8.05. Fees and Expenses. (a) Except as set forth in this Section 8.05, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses, whether or not the Transactions are consummated.

                  (b)      The Company agrees that, if:

                  (i) the Company shall terminate this Agreement pursuant to Section 8.01(j) and Parent shall not have materially breached this Agreement,

                  (ii)  Parent shall terminate this Agreement pursuant to
         Section 8.01(d) and Parent shall not have materially breached this Agreement, or

                  (iii) (A) Parent shall terminate this Agreement pursuant to Section 8.01(e)(i), (B) at the time of such failure to so approve this Agreement, there shall exist or have been proposed a Competing Transaction that has been publicly announced or otherwise communicated to the Company and its stockholders with respect to the Company, (C) within 15 months thereafter, the Company shall enter into a definitive agreement with respect to any Competing Transaction or any Competing Transaction shall be consummated and (D) Parent shall not have materially breached this Agreement, then, in the case of (i), prior to such termination, in the case of (ii), promptly after such termination, or, in the case of (iii), promptly after the consummation of the Competing Transaction referred to in clause (C), the Company shall pay to Parent an amount equal to $2,685,000 (the "Termination Fee") and all of Parent's Expenses (as defined below); provided, however, that the Company shall not be liable to reimburse Parent pursuant to this Section 8.05(b) for any Expenses in excess of $1.2 million in the aggregate.

                  (c) (i) The Company agrees that, if Parent terminates this Agreement pursuant to Section 8.01(g), the Company shall reimburse Parent for Parent's Expenses incurred in connection with pursuing the Transactions and
(ii) Parent agrees that, if the Company terminates this Agreement pursuant to
Section 8.01(i), Parent shall reimburse the Company for the Company's Expenses incurred in connection with pursuing the Transactions; provided, however, that neither the Company nor the Parent shall be liable to reimburse the other pursuant to this Section 8.05(c) for any amounts in excess of $1.2 million in the aggregate. "Expenses", as used in this Agreement, shall include all reasonable out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of its obligations pursuant to this Agreement and the consummation of the Transactions, the preparation, printing, filing and mailing of the Registration Statement and the Proxy Statement, the solicitation of stockholder approvals, the filing of the HSR Act notice and all other matters related to the closing of the Transactions.

                  (d) Any payment required to be made pursuant to Section 8.05(a), (b) or (c) shall be made to the party entitled to receive such payment not later than two business days after delivery to the other party of notice of demand for payment and shall be made by wire transfer of immediately available funds to an account designated by the party entitled to receive payment in the notice of demand for payment delivered pursuant to this Section 8.05(d).

                  (e) In the event that the Company shall fail to pay the Termination Fee, the amount of any such Termination Fee shall be increased to include the costs and expenses actually incurred by Parent (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.05, together with interest on such unpaid Termination Fee, commencing on the date that such Termination Fee became due, at a rate equal to the rate of interest publicly announced by Citibank, N.A., from time to time, in The City of New York, from time to time, as such bank's base rate plus 5.00%.

                                   ARTICLE IX

                               GENERAL PROVISIONS

                  SECTION 9.01. Non-Survival of Representations and Warranties. The representations and warranties of the Company and Parent contained in this Agreement shall not survive the Effective Time. The agreements and the covenants of the Company and Parent will survive the Effective Time indefinitely and the agreements and covenants set forth in Sections 8.02 and 8.05 and this Article IX shall survive termination of this Agreement pursuant to Section 8.01 indefinitely.

                  SECTION 9.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or facsimile, by registered or certified mail (postage prepaid, return receipt requested) or by an internationally recognized courier service to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

                  (a)  if to the Company:

                           TREEV, Inc.
                           500 Huntmar Park Drive
                           Herndon, Virginia 20170
                           USA
                           Attention: Julia A. Bowen, Esq.
                           Telecopier: +1 703 708-1558

                           with a copy to:

                           Cooley Godward, LLP
                           2002 Edmund Halley Drive
                           Suite 300
                           Reston, Virginia 20191
                           USA
                           Attention: Joe W. Conroy
                           Telecopier: +1 703 262 8100


                  (b)  if to Parent:

                           CE Computer Equipment AG
                           Herforder Strasse 155A
                           33609 Bielefeld
                           Germany
                           Attention:  Thomas Wenzke
                           Telecopier: + 49 521 931 8111

                           with a copy to:

                           Shearman & Sterling
                           199 Bishopsgate
                           London EC2M 3TY
                           United Kingdom
                           Attention: W. Jeffrey Lawrence
                           Telecopier: +44 171 920 9020

                  SECTION 9.03. Certain Definitions. For purposes of this Agreement, the following terms have the following meanings:

                  (a) "affiliate" of a specified person means a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such specified person;

                  (b) "beneficial owner" with respect to any shares of capital stock means a person who shall be deemed to be the beneficial owner of such shares (i) which such person or any of its affiliates or associates (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) beneficially owns, directly or indirectly, (ii) which such person or any of its affiliates or associates has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of consideration rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding, or (iii) which are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its affiliates or associates or person with whom such person or any of its affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any such shares;

                  (c) "business day" means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized to close in the City of New York, New York, USA or Frankfurt am Main, Germany;

                  (d)      "$" means United States Dollars;

                  (e) "Governmental Order" means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity;

                  (f) "person" means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a "person" as defined in Section 13(d)(3) of the Exchange Act), trust, association, entity or government or political subdivision, agency or instrumentality of a government; and

                  (g) "subsidiary" or "subsidiaries" of any person means any corporation, limited liability company, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary of such person) owns, directly or indirectly, more than fifty percent of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

                  (h) "trading day" means a day on which the Neuer Markt or NASDAQ is open for trading.

                  SECTION 9.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner to the fullest extent permitted by applicable Law in order that the Transactions may be consummated as originally contemplated to the fullest extent possible.

                  SECTION 9.05. Entire Agreement; Assignment. This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect thereto. This Agreement shall not be assigned by any of the parties hereto (whether by operation of Law or otherwise), except that Parent may assign all or any of its rights and obligations hereunder to any affiliate of Parent; provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

                  SECTION 9.06. Parties in Interest. This Agreement shall be binding upon and shall inure solely to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of Article II (the "Third Party Provisions"), nothing in this Agreement, express or implied, is intended to or shall confer upon any person, other than the parties hereto or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities of any nature whatsoever under or by reason of this Agreement. The Third Party Provisions are intended to be for the benefit of the beneficiaries thereof and may be enforced by such beneficiaries.

                  SECTION 9.07. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

                  SECTION 9.08. Governing Law. The capital contribution in kind included in the Share Exchange shall be governed by and effected in accordance with German law. In all other respects, this Agreement shall be governed by, and construed in accordance with the laws of the State of Delaware without regard to the principles of conflicts of laws thereof.

                  SECTION 9.09. Consent to Jurisdiction; Venue. (a) Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for Delaware for the purpose of any action or proceeding arising out of or relating to this Agreement, and each of the parties hereto irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in any Delaware state or federal court sitting in Delaware. Each of the parties hereto agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

                  (b) Each of the parties hereto irrevocably consents to the service of any summons and complaint and any other process in any other action or proceeding relating to the Transactions, on behalf of itself or its property, by the personal delivery of copies of such process to such party. Nothing in this Section 9.09 shall affect the right of any party hereto to serve legal process in any other manner permitted by Law.

                  SECTION 9.10. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

                  SECTION 9.11. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                  TREEV, INC.

                                  By: /s/ Thomas A. Wilson
                                     ---------------------------------------
                                      Name: Thomas A. Wilson
                                      Title:   President and Chief Executive
                                               Officer

                                  By: /s/ Brian H. Hajost
                                     ---------------------------------------
                                      Name: Brian H. Hajost
                                      Title:   Executive Vice President

                                  CE COMPUTER EQUIPMENT AG

                                  By: /s/ Hans-Jurgen Brintrup
                                     ---------------------------------------
                                      Name: Hans-Jurgen Brintrup
                                      Title:   Member of the Board of
                                               Management

                                  By: /s/ Thomas Wenzke
                                     ---------------------------------------
                                      Name: Thomas Wenzke
                                      Title:   Member of the Board of
                                               Management

                                                                       EXHIBIT A

                    LIST OF OFFICERS OF SURVIVING CORPORATION

                Julia A. Bowen, Vice President & General Counsel
                     Anthony Cook, Vice President, Marketing
                   Thomas Giampa, Vice President, Development
                 Michael Guido, Executive Vice President, Sales
   Brian H. Hajost, Executive Vice President, Finance & Corporate Development
          Richard McMahon, Senior Vice President, Professional Services
                  Mark A. Paiewonsky, Vice President of Finance
                   Thomas Wenzke, Chief Administrative Officer
              Thomas A. Wilson, President & Chief Executive Officer

                                                                       EXHIBIT B

                   LIST OF DIRECTORS OF SURVIVING CORPORATION

                                 Jurgen Brintrup
                                  Thomas Wenzke

                                                                       EXHIBIT C

                    FORM OF COMPANY TAX REPRESENTATION LETTER

                              [Company Letterhead]

As of [Closing Date], 2000

PricewaterhouseCoopers LLP                       Cooley Godward LLP
1177 Avenue of the Americas                      One Maritime Plaza
New York, NY 10036                               San Francisco, CA 94111-3699

Ladies and Gentlemen:

                  In order to enable you to deliver an opinion in connection with the proposed merger (the "Merger") of [Merger Sub] ("Merger Sub"), a Delaware corporation, with and into TREEV, Inc., a Delaware corporation (the "Company"), and related transactions, pursuant to which the Company will become a wholly-owned subsidiary of CE Computer Equipment AG, a German corporation ("Parent"), as described in the Agreement and Plan of Merger between Parent and the Company, dated as of November 19, 1999 (the "Merger Agreement"), the undersigned officer of the Company hereby represents on behalf of the Company that, to the best knowledge and belief of such officer, after due inquiry and investigation, the following statements are true now and will continue to be true as of the Effective Time (as defined in the Merger Agreement):

1. The fair market value of the Parent ordinary shares represented by American Depositary Shares ("Parent ADSs") received by each Company shareholder in the transactions described in the Merger Agreement (the "Transactions"), will be approximately equal to the fair market value of the shares of the Company Common Stock, Series A Preferred Stock, Series M Preferred Stock and Series M1 Preferred Stock (collectively, the "Company Stock") surrendered in exchange therefor. The formulas set forth in the Merger Agreement for the exchange of Parent ADSs for Company Stock, and the other terms of the Merger Agreement, are the result of arm's- length bargaining.

2. Prior to and in connection with the Merger, (i) the Company has not redeemed (and will not redeem) any Company Stock and has not made (and will not make) any extraordinary distributions (as described in Treasury Regulation Section 1.368-1T(e)) with respect thereto and (ii) persons that are related to the Company within the meaning of Treasury Regulation Section 1.368-1(e)(3) (determined without regard to Treasury Regulation Section 1.368-1(e)(3)(i)(A)) have not acquired (and will not acquire) Company Stock from any holder thereof except as set forth in the Merger Agreement.

3. The Company does not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock (or other equity interest) in the Company or vote (or restrict or otherwise control the vote of) Company Stock that, if exercised or converted, would affect Parent's acquisition or retention of Control of the Company. For purposes of this letter, "Control" means the direct ownership of stock in the Company possessing at least 80% of the total combined voting power of all classes of stock of the Company entitled to vote and at least 80% of the total number of shares of each other class of stock of the Company. For purposes of determining Control, a person will not be considered to own shares of voting stock if rights to vote such shares (or to restrict or otherwise control the voting of such shares) are held by a third party (including a voting trust) other than an agent of such person.

4. The Company has no plan or intention to issue additional shares of its stock, or take any other action, that would result in Parent losing Control of the Company.

5. The Company and its shareholders will pay separately their respective expenses, if any, incurred in connection with the Transactions.

6. The Company is not an investment company as defined in sections 368(a)(2)(F)(iii) and (iv) of the Internal Revenue Code of 1986, as amended (the "Code").

7. The fair market value of the assets of the Company exceed the sum of its liabilities plus the amount of liabilities, if any, to which the assets are subject.

8. The Company is not under the jurisdiction of a court in a case under Title 11 of the United States Bankruptcy Code, or in a receivership, foreclosure or similar proceeding in a Federal or state court within the meaning of section 368(a)(3)(A) of the Code.

9. In connection with the Transactions, 100% of the total combined voting power of all classes of stock of the Company entitled to vote and 100% of the total number of shares of each other class of stock of the Company will be exchanged solely for Parent ADSs which are entitled to vote. For purposes of this representation, no cash or other property has been furnished directly or indirectly by Merger Sub or Parent (or anyone related to either of them within the meaning of Treasury Regulation Section 1.368- 1(e)(3), or anyone acting on behalf of any of them as an agent, in each case a "Related Party") in connection with redemptions or purchases of Company Stock by the Company or distributions by the Company to Company shareholders. In addition, no liabilities of the Company shareholders will be assumed by Parent or Merger Sub (or any Related Party), nor will any of the Company Stock be subject to any liabilities.

10. Pursuant to the Merger, Merger Sub will merge with and into the Company, and the Company will acquire all of the assets and liabilities of Merger Sub. Following the Transactions, the Company will continue to hold at least 90% of the fair market value of its net assets and at least 70% of the fair market value of its gross assets held immediately prior to the Merger, and at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets of Merger Sub held immediately prior to the Merger. For purposes of this representation, any amountspaid by the Company to dissenting Company shareholders or to Company shareholders who receive cash or other property in the Merger, amounts used by the Company to pay reorganization expenses, and all redemptions and distributions or other payments in respect of Company Stock (except for regular, normal dividends) made by the Company in contemplation of the Merger will be included as assets of the Company or Merger Sub, respectively, immediately prior to the Merger.

11. Other than in the ordinary course of business, the Company has not disposed of any of its assets (including any distributions of assets with respect to, or in redemption of, stock) since January 1, 1998.

12. Other than shares of Company Stock or options to acquire Company Stock issued as compensation to present or former service providers (including, without limitation, employees or directors of the Company) in the ordinary course of business, if any, no issuances of Company Stock or rights to acquire Company Stock have occurred since July 1, 1999 other than pursuant to options, warrants or agreements outstanding prior to July 1, 1999.

13. The liabilities of the Company have been incurred by the Company in the ordinary course of business.

14. There is no intercorporate indebtedness existing between Parent and the Company or between Merger Sub and the Company that was issued, acquired or will be settled at a discount.

15. The documents listed in the attached Exhibit 1 represent the full and complete agreement among Parent, Merger Sub and the Company regarding the Transactions, and there are no other written or oral agreements regarding the Transactions.

16. The Transactions will be consummated solely in compliance with the material terms of the Merger Agreement. None of the material terms and/or conditions therein has been waived or modified, and there is no plan or intention to waive or to modify any such material term or condition.

17. The payment of cash in lieu of fractional shares of Parent ADSs is solely for the purpose of avoiding the expense and inconvenience of issuing fractional shares and does not represent separately bargained for consideration. The fractional share interests of each holder of Parent ADSs will be aggregated, and no such holder will receive cash in an amount equal to or greater than the value of one full share of Parent ADSs. The total cash consideration that will be paid to Company shareholders in lieu of fractional shares will not exceed 1% of the total consideration that will be issued to the Company shareholders in exchange for their shares. None of the cash to be paid in lieu of fractional shares will be provided, directly or indirectly, by Parent, Merger Sub or the Company.


18. The Company has no plan to sell or otherwise dispose of any of its assets or of any of the assets acquired from Merger Sub, except for dispositions made in the ordinary course of business or transfers described in Treasury Regulation Section 1.368-1(d) and Treasury Regulation Section 1.368-2(k) or section 368(a)(2)(C) of the Code (in which case the foregoing representation shall be deemed to apply to any transferee).

19. Following the Merger, the Company will continue a significant line of its historic business or use a significant portion of its historic business assets in a business.

20. None of the Parent ADSs received by any shareholder-employee of the Company in the Transactions will be separate consideration for, or allocable to, past or future services. None of the compensation received by any shareholder-employee of the Company is separate consideration for, or allocable to, such shareholder-employee's shares of Company Stock surrendered in the Transactions, and the compensation paid to such shareholder-employee will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

21. The Company's principal reasons for participating in the Transactions are bona fide business purposes not related to taxes.

22. The undesigned officer is authorized to make the certifications contained in this letter on behalf of the Company.

         It is understood that (i) your opinion will be based on the representations set forth herein and on the statements contained in the Merger Agreement (including all schedules and exhibits thereto) and documents related thereto and (ii) your opinions will be subject to certain limitations and qualifications including that they may not be relied upon if any such representations are not accurate in all material respects.

                                Very truly yours,

                                TREEV, Inc.

                                By:
                                    -------------------------------------
                                Title:
                                    -------------------------------------

                                                                       Exhibit 1

                           MERGER AGREEMENT DOCUMENTS

1. Agreement and Plan of Merger between CE Computer Equipment AG and TREEV, Inc., dated as of November 19, 1999.

2.       Voting and Registration Rights Agreement, dated as of November 19,
         1999.

3.       Series A Preferred Stock Agreement, dated as of [  ], 1999.

4. Series M Preferred Stock and Series M1 Preferred Stock Agreement, dated as of November 19, 1999.

5.       Voting Agreement dated as of November 19, 1999.

6. Exchange Agent Agreement between CE Computer Equipment AG and [Exchange Agent], as agent, dated as of [ ].

                                                                       EXHIBIT D

             FORM OF PARENT AND MERGER SUB TAX REPRESENTATION LETTER

                               [Parent Letterhead]

As of [Closing Date], 2000

PricewaterhouseCoopers LLP                     Cooley Godward LLP
1177 Avenue of the Americas                    One Maritime Plaza
New York, NY 10036                             San Francisco, CA 94111-3699

Ladies and Gentlemen:

                  In order to enable you to deliver an opinion in connection with the proposed merger (the "Merger") of [Merger Sub] ("Merger Sub"), a Delaware corporation, with and into TREEV, Inc., a Delaware corporation (the "Company"), and related transactions, pursuant to which the Company will become a wholly-owned subsidiary of CE Computer Equipment AG, a German corporation ("Parent"), as described in the Agreement and Plan of Merger between Parent and the Company, dated as of November 19, 1999 (the "Merger Agreement"), the undersigned officers of Parent and Merger Sub hereby represent on behalf of Parent and Merger Sub that, to the best knowledge and belief of such officers, after due inquiry and investigation, the following statements are true now and will continue to be true as of the Effective Time (as defined in the Merger Agreement):

1. The fair market value of the Parent ordinary shares represented by American Depositary Shares ("Parent ADSs") received by each Company shareholder in the transactions, described in the Merger Agreement (the "Transactions"), will be approximately equal to the fair market value of the shares of the Company Common Stock, Series A Preferred Stock, Series M Preferred Stock and Series M1 Preferred Stock (collectively, the "Company Stock") surrendered in exchange therefor. The formulas set forth in the Merger Agreement for the exchange of Parent ADSs for Company Stock, and the other terms of the Merger Agreement, are the result of arm's- length bargaining.

2. In connection with the Transactions, 100% of the total combined voting power of all classes of stock of the Company entitled to vote and 100% of the total number of shares of each other class of stock of the Company will be exchanged solely for Parent ADSs which are entitled to vote. For purposes of this representation, no cash or other property has been furnished directly or indirectly by Merger Sub or Parent (or anyone related to either of them within the meaning of Treasury Regulation Section 1.368- 1(e)(3), or anyone acting on behalf of any of them as an agent, in each case a "Related Party") in connection with redemptions or purchases of Company Stock by the Company or distributions by the Company to Company shareholders. In addition, no liabilities of the Company shareholders will be assumed by Parent or

         Merger Sub (or any Related Party), nor will any of the Company Stock be subject to any liabilities.

3. Pursuant to the Merger, Merger Sub will merge with and into the Company, and the Company will acquire all of the assets and liabilities of Merger Sub. Following the Transactions, Parent intends to cause the Company to hold at least 90% of the fair market value of its net assets and at least 70% of the fair market value of its gross assets held immediately prior to the Merger, and at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets of Merger Sub held immediately prior to the Merger. For purposes of this representation, any amounts paid by the Company or Merger Sub to dissenters, amounts paid by the Company or Merger Sub to Company shareholders who receive cash or other property, amounts used by the Company or Merger Sub to pay reorganization expenses, and all redemptions and distributions or other payments in respect of Company Stock (except for regular, normal dividends) made by the Company in contemplation of the Merger will be included as assets of the Company or Merger Sub, respectively, immediately prior to the transaction.

4. Following the Transactions, members of Parent's "qualified group" (as defined in Treasury Regulation Section 1.368-1(d)(4)) will continue a significant line of the historic business of the Company or use a significant portion of the Company's historic business assets in a business.

5. Following the Transactions, Parent has no plan or intention to liquidate the Company; to merge the Company with or into another corporation; to cause the Company to sell or otherwise dispose of any of its assets or of any of the assets acquired from Merger Sub, except for dispositions made in the ordinary course of business or transfers described in Treasury Regulation Section 1.368-1(d) and Treasury Regulation Section 1.368-2(k) (in which case the foregoing representation shall be deemed to apply to any transferee); to sell or otherwise dispose of any Company Stock; or to contribute Company Stock to any other entity, except for transfers described in section 368(a)(2)(C) of the Internal Revenue Code of 1986, as amended (the "Code") or Treasury Regulation Section 1.368-2(k) (in which case the foregoing representations shall be deemed to apply to any transferee).

6. Parent has no plan or intention to reacquire any of its stock issued in the Transactions. To the best of the knowledge of the management of Parent, no person related to Parent within the meaning of Treasury Regulation Section 1.368-1(e)(3) and no person acting as an intermediary for Parent or such a related person has a plan or intention to acquire any of the Parent ADSs issued in the Transactions.

7. Parent has no plan or intention to cause the Company to issue additional shares of Company Stock that would result in Parent losing Control of the Company. For purposes of this letter, "Control" means the direct ownership of stock in the Company possessing at least 80% of the total combined voting power of all classes of stock of the Company entitled to vote and at least 80% of the total number of shares of each other class of stock of the Company. For purposes of determining Control, a person will not be considered to own shares of voting stock if rights to vote such shares (or to restrict or otherwise control the voting of such shares) are held by a third party (including a voting trust) other than an agent of such person.

8. The Exchange Agent (as defined in the Merger Agreement) has formed Merger Sub on behalf of and as the agent of Parent and will participate in the Transactions and otherwise effectuate the exchange of Parent ADSs for Company Stock solely to facilitate Parent's compliance with German corporate law regarding the issuance of shares.

9. Merger Sub was formed solely for the purpose of merging into the Company, has not and does not own any assets, and has not been and is not subject to any liabilities.

10. Prior to the Merger, the Exchange Agent will hold all of Merger Sub's issued and outstanding common stock on behalf of and as the agent of Parent.

11. No shares of Merger Sub will be used in consideration in the Merger or otherwise issued to shareholders of the Company.

12. The exchange by the Exchange Agent of the Company Stock for Parent ADSs will occur as soon as possible after the Merger.

13. Parent and Merger Sub will pay separately their respective expenses, if any, incurred in connection with the Transactions.

14. None of Parent, Merger Sub, or any other direct or indirect subsidiary of Parent beneficially owns, nor has owned during the past five years, any shares of Company Stock.

15. With respect to each instance, if any, in which shares of Company Stock have been purchased (a "Stock Purchase") by any person during the period since January 1, 1999: (i) the Stock Purchase was not made by such person as a representative of Parent; (ii) the purchase price paid by such person pursuant to the Stock Purchase was not advanced, and will not be reimbursed, either directly or indirectly, by Parent; (iii) at no time was such person or any other party required or obligated to surrender to Parent the Company Stock acquired in the Stock Purchase, and neither such person nor any other party will be required to surrender to Parent the Parent ADSs for which such shares of stock of the Company will be exchanged in the Merger; and (iv) the Stock Purchase was not a formal or informal condition to consummation of the Merger.

16. Neither Parent nor Merger Sub is an investment company as defined in sections 368(a)(2)(F)(iii) and (iv) of the Code.

17. None of the Parent ADSs received by any shareholder-employee of the Company in the Transactions will be separate consideration for, or allocable to, past or future services. None of the compensation received by any shareholder-employee of the Company is separate consideration for, or allocable to, such shareholder-employee's shares of Company Stock surrendered in the Transactions, and the compensation paid to such shareholder-employee will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

18. The documents listed in the attached Exhibit 1 represent the full and complete agreement among Parent, Merger Sub and the Company regarding the Transactions, and there are no other written or oral agreements regarding the Transactions.

19. The Transactions will be consummated solely in compliance with the material terms of the Merger Agreement; as of the date hereof, none of the material terms and/or conditions therein has been waived or modified, and there is no plan or intention to waive or to modify any such material term or condition.

20. There is no intercorporate indebtedness existing between Parent and the Company or between Merger Sub and the Company that was issued, acquired or will be settled at a discount.

21. The payment of cash in lieu of fractional shares of Parent ADSs is solely for the purposes of avoiding the expense and inconvenience of issuing fractional shares and does not represent separately bargained for consideration. The fractional share interests of each holder of Parent ADSs will be aggregated, and no such holder will receive cash in an amount equal to or greater than the value of one full share of Parent ADSs. The total cash consideration that will be paid to Company shareholders in lieu of fractional shares will not exceed 1% of the total consideration that will be issued to the Company shareholders in exchange for their shares. None of the cash to be paid in lieu of fractional shares will be provided, directly or indirectly, by Parent, Merger Sub or the Company.

22. Parent's principal reasons for participating in the Transactions are bona fide business purposes not related to taxes.

23. The undesigned officers are authorized to make the certifications contained in this letter on behalf of Parent and Merger Sub, respectively.

         It is understood that (i) your opinions will be based on the representations set forth herein and on the statements contained in the Merger Agreement (including all schedules and exhibits thereto) and documents related thereto and (ii) your opinions will be subject to certain limitations and qualifications including that they may not be relied upon if any such representations are not accurate in all material respects.

                                     Very truly yours,

                                     CE Computer Equipment AG

                                     By:
                                        ---------------------------------------
                                     Title:

                                     Merger Sub

                                     By:
                                        ---------------------------------------
                                     Title:

                                                                       Exhibit 1

                           MERGER AGREEMENT DOCUMENTS

23. Agreement and Plan of Merger between CE Computer Equipment AG and TREEV, Inc., dated as of November 19, 1999.

24.      Voting and Registration Rights Agreement, dated as of November 19,
         1999.

25.      Series A Preferred Stock Agreement, dated as of [ ], 1999.

26. Series M Preferred Stock and Series M1 Preferred Stock Agreement, dated as of November 19, 1999.

27.      Voting Agreement dated as of November 19, 1999.

28. Exchange Agent Agreement between CE Computer Equipment AG and [Exchange Agent], as agent, dated as of [ ].

                                                                       EXHIBIT E

                        FORM OF COMPANY AFFILIATE LETTER

TREEV, Inc.
500 Huntmar Park Drive
Herndon, Virginia 20170
USA

CE Computer Equipment AG
Herforder Strasse 155A
33609 Bielefeld
Germany

Ladies and Gentlemen:

                  I have been advised that as of the date of this letter I may be deemed to be an "affiliate" of TREEV, Inc., a Delaware corporation ("Company"), as the term "affiliate" is (i) defined for purposes of paragraphs
(c) and (d) of Rule 145 of the rules and regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"), and/or (ii) used in and for purposes of Accounting Series Releases 130 and 135, as amended, of the Commission. Pursuant to the terms of the Agreement and Plan of Merger, dated as of November 19, 1999 (the "Agreement"), between CE Computer Equipment AG, an Aktiengesellschaft organized and existing under the laws of the Federal Republic of Germany ("Parent"), and the Company, o, a Delaware corporation, shall be merged with and into the Company (the "Merger"), and the stockholders of the Company shall receive American Depositary Shares ("Parent ADSs") representing ordinary shares, without par value, of Parent ("Parent Ordinary Shares"), in exchange for shares of common stock, par value $.0001 per share, of the Company (the "Company Common Stock").

                  As a result of the Merger, I may receive Parent ADSs in exchange for shares (or upon exercise of options for shares or upon the exercise by me of rights under certain option plans of the Company that become exercisable upon the consummation of the Merger) owned by me of Company Common Stock or Company Preferred Stock, warrants owned by me to acquire Company Common Stock or employee stock options of the Company as the case may be (the Parent ADSs together with the Parent Ordinary Shares are hereinafter collectively referred to as the "Parent Securities").

                  I represent, warrant and covenant to Parent that in the event I receive any Parent Securities as a result of the Merger:

                           A.  I shall not make any sale, transfer or
         other disposition of Parent Securities in violation of the Act or the Rules and Regulations.

                           B. I have carefully read this letter and the Agreement and discussed the requirements of such documents and other applicable limitations upon my ability to sell, transfer or otherwise dispose of Parent Securities to the extent I felt necessary, with my counsel or counsel for the Company.

                           C. I have been advised that the issuance of Parent Securities to me pursuant to the Merger shall be registered with the Securities and Exchange Commission (the "Commission") under the Act on a Registration Statement on Form F-4. However, I have also been advised that, since (a) at the time the Merger shall be submitted for a vote of the stockholders of the Company, I may be deemed to be an affiliate of the Company and (b) the distribution by me of Parent Securities has not been registered under the Act, I may not sell, transfer or otherwise dispose of Parent Securities issued to me in the Merger unless (i) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Act, (ii) such sale, transfer or other disposition has been registered under the Act or (iii) in the opinion of counsel reasonably acceptable to Parent, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

                           D. I understand that, except as provided in the Agreement [and in the Voting Agreement to which I am a party], Parent is under no obligation to register the sale, transfer or other disposition of Parent Securities by me or on my behalf under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

                           E.  I also understand that stop transfer
         instructions will be given to Parent's transfer agents or the depositary for the Parent ADSs with respect to Parent Securities issued to me and that there will be placed on the certificates for Parent Securities issued to me, or any substitutions therefor, a legend stating in substance:

                           "THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY ONLY BE TRANSFERRED IN ACCORDANCE WITH THE TERMS OF AN
                           AGREEMENT DATED        BETWEEN THE REGISTERED HOLDER
                           HEREOF AND CE COMPUTER EQUIPMENT AG, A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF CE COMPUTER EQUIPMENT AG."

                           F. I also understand that, unless the sale or transfer by me of Parent Securities has been registered under the Act or is a sale made in conformity with the provisions of Rule 145, Parent reserves the right to put the following legend on the certificates issued to my transferee:

                           "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SECURITIES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SECURITIES HAVE BEEN ACQUIRED BY THE HOLDER NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933."

                           G. I further represent to, and covenant with, Parent that I will not sell, transfer or otherwise dispose of, or execute any cashless exercise of stock options or warrants for, (i) any Company Common Stock during the 30 days immediately preceding the effective date of the Merger or (ii) any Parent Securities received by me in the Merger or any other shares of the capital stock of Parent or enter into any arrangement to reduce my risk relating to Company Common Stock or such Parent Securities until after such time as results covering at least 30 days of combined operations of Company and Parent have been published by Parent, in the form of an effective registration statement filed with the Commission, a report to the Commission on Form 20-F or 6-K, or any other public filing or announcement which includes such combined results of operations. Parent shall notify the "affiliates" of the publication of such results.

                  Execution of this letter should not be considered an admission on my part that I am an "affiliate" of the Company as described in the first paragraph of this letter, or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

                                            Very truly yours,

                                            -----------------------------------
                                            Name:

Accepted this _______ day of
_______ , 2000, by

CE COMPUTER EQUIPMENT AG

By:
   ----------------------------------
      Name:
      Title:

TREEV, INC.

By:
   ----------------------------------
      Name:
      Title:

                                                                       EXHIBIT F

                         FORM OF PARENT AFFILIATE LETTER

TREEV, Inc.
500 Huntmar Park Drive
Herndon, Virginia 20170
USA

CE Computer Equipment AG
Herforder Strasse 155A
33609 Bielefeld
Germany

Ladies and Gentlemen:

                  I have been advised that as of the date of this letter I may be deemed to be an "affiliate" of CE Computer Equipment AG, an Aktiengesellschaft organized and existing under the laws of the Federal Republic of Germany ("Parent"), as the term "affiliate" is (i) defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the "Rules and Regulations") of the United States Securities and Exchange Commission (the "Commission") under the United States Securities Act of 1933, as amended (the "Act"), and/or (ii) used in and for purposes of Accounting Series Releases 130 and 135, as amended, of the Commission. Pursuant to the terms of the Agreement and Plan of Merger, dated as of November 19, 1999 (the "Agreement"), among Parent and TREEV, Inc., a Delaware corporation (the "Company"), o, a Delaware corporation, shall be merged with and into the Company (the "Merger") and the stockholders of the Company shall receive American Depositary Shares representing ordinary shares, without par value, of Parent ("Parent Ordinary Shares"), in exchange for shares of common stock, par value $.0001 per share, of the Company.

                  I represent to, and covenant with, Parent that I will not sell, transfer or otherwise dispose of, or execute any cashless exercise of stock options or warrants for, (i) any Parent Ordinary Shares during the 30 days immediately preceding the effective date of the Merger or (ii) any other shares of the capital stock of Parent or enter into any arrangement to reduce my risk relating to Parent Ordinary Shares until after such time as results covering at least 30 days of combined operations of the Company and Parent have been published by Parent, in the form of an effective registration statement filed with the Commission, a report to the Commission on Form 20-F or 6-K, or any other public filing or announcement which includes such combined results of operations. Parent shall notify the "affiliates" of the publication of such results.

                  Execution of this letter should not be considered an admission on my part that I am an "affiliate" of Parent as described in the first paragraph of this letter, or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

                                            Very truly yours,

                                            -----------------------------------
                                            Name:

Accepted this _______ day of
_______ , 2000, by

CE COMPUTER EQUIPMENT AG

By:
   ----------------------------------
      Name:
      Title:

TREEV, INC.

By:
   ----------------------------------
      Name:
      Title:

                                                                  EXECUTION COPY


--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                     between

                            CE COMPUTER EQUIPMENT AG

                                       and

                                   TREEV, INC.

                          Dated as of November 19, 1999

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

     Section                                                              Page

                                    ARTICLE I

                                   THE MERGER

     1.01.  Formation of Merger Sub..........................................2
     1.02.  The Merger.......................................................2
     1.03.  Effective Time; Closing..........................................2
     1.04.  Effect of the Merger.............................................3
     1.05.  Certificate of Incorporation; Bylaws.............................3
     1.06.  Officers.........................................................3
     1.07.  Board of Directors...............................................3

                                   ARTICLE II

                    SHARE EXCHANGE; CONVERSION OF SECURITIES;
                            EXCHANGE OF CERTIFICATES

     2.01.  The Share Exchange...............................................3
     2.02.  Conversion of Company Common Stock and Company
            Preferred Stock..................................................4
     2.03.  Exchange of Shares of Company Common Stock and Company
            Preferred Stock..................................................6
     2.04.  Treatment of the Company Stock Plans and the Company Warrants....9
     2.05.  Antidilution Protection For Exchange Ratio......................10
     2.06.  Treatment of Fractional Shares..................................10

                                   ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     3.01.  Organization and Qualification; Subsidiaries....................11
     3.02.  Certificate of Incorporation and Bylaws.........................12
     3.03.  Capitalization..................................................12
     3.04.  Authority Relative to this Agreement............................13
     3.05.  No Conflict; Required Filings and Consents......................13
     3.06.  Permits; Compliance with Laws...................................14
     3.07.  SEC Filings; Financial Statements...............................15
     3.08.  Absence of Certain Changes or Events............................16
     3.09.  Absence of Litigation...........................................16
     3.10.  Employee Benefit Plans..........................................16
     3.11.  Labor Matters...................................................20
     3.12.  Real Property and Leases........................................21
     3.13. Intellectual Property............................................21
     3.14.  Year 2000 Compliance............................................23
     3.15.  Taxes...........................................................24
     3.16.  Environmental Matters...........................................25
     3.17.  Material Contracts..............................................26
     3.18.  Insurance.......................................................28

                                      -ii-
    Section                                                              Page

     3.19.  Receivables....................................................28
     3.20.  Brokers........................................................29
     3.21.  Accounting and Tax Matters.....................................29
     3.22.  Pooling Affiliates.............................................29
     3.23.  Vote Required..................................................30
     3.24.  State Takeover Statutes........................................30
     3.25.  Opinion of Financial Advisor...................................30
     3.26.  Board Approval.................................................30

                                   ARTICLE IV

                    REPRESENTATIONS AND WARRANTIES OF PARENT

     4.01.  Organization and Qualification; Subsidiaries...................30
     4.02.  Organizational Documents.......................................31
     4.03.  Capitalization.................................................31
     4.04.  Authority Relative to this Agreement...........................32
     4.05.  No Conflict; Required Filings and Consents.....................32
     4.06.  Financial Information, Books and Records.......................33
     4.07.  Absence of Certain Changes or Events...........................34
     4.08.  Absence of Litigation..........................................34
     4.09.  Intellectual Property..........................................34
     4.10.  Parent Ordinary Shares.........................................35
     4.11.  Brokers........................................................35
     4.12.  Accounting and Tax Matters.....................................35
     4.13.  Pooling Affiliates.............................................35
     4.14.  Vote Required..................................................35

                                    ARTICLE V

                     CONDUCT OF BUSINESS PENDING THE MERGER

     5.01.  Conduct of Business by the Company Pending the Closing.........35
     5.02.  Conduct of Business by Parent Pending the Closing..............38

                                   ARTICLE VI

                              ADDITIONAL AGREEMENTS

     6.01.  Access to Information; Confidentiality.........................38
     6.02.  No Solicitation of Transactions................................39
     6.03.  Registration Statement and Proxy Statement.....................39
     6.04.  Stockholders' Meetings.........................................42
     6.05.  Further Action; Consents; Filings..............................43
     6.06.  Notices of Certain Events......................................44
     6.07.  Pooling Matters................................................45

    Section                                                              Page

     6.08.  Letters of Accountants.........................................45
     6.09.  Plan of Reorganization.........................................45
     6.10.  Continuation of Benefits.......................................46
     6.11.  Pooling Affiliates.............................................46
     6.12.  Indemnification of Directors and Officers......................47
     6.13.  Public Announcements...........................................48
     6.14.  Stock Exchange Listings........................................48
     6.15.  Certain Obligations of Parent..................................48

                                   ARTICLE VII

                               CLOSING CONDITIONS

     7.01.  Conditions to the Obligations of Each Party to Close...........49
     7.02.  Conditions to the Obligations of Parent........................50
     7.03.  Conditions to the Obligations of the Company...................51

                                  ARTICLE VIII

                        TERMINATION, AMENDMENT AND WAIVER

     8.01.  Termination....................................................52
     8.02.  Effect of Termination..........................................55
     8.03.  Amendment......................................................55
     8.04.  Waiver.........................................................55
     8.05.  Fees and Expenses..............................................55

                                   ARTICLE IX

                               GENERAL PROVISIONS

     9.01.  Non-Survival of Representations and Warranties.................57
     9.02.  Notices........................................................57
     9.03.  Certain Definitions............................................58
     9.04.  Severability...................................................59
     9.05.  Entire Agreement; Assignment...................................59
     9.06.  Parties in Interest............................................59
     9.07.  Specific Performance...........................................60
     9.08.  Governing Law..................................................60
     9.09.  Consent to Jurisdiction; Venue.................................60
     9.10.  Headings.......................................................60
     9.11.  Counterparts...................................................60

EXHIBITS

EXHIBIT A               List of officers of Surviving Corporation
EXHIBIT B               List of directors of Surviving Corporation
EXHIBIT C               Form of Company Tax Representation Letter
EXHIBIT D               Form of Parent and Merger Sub Tax Representation Letter
EXHIBIT E               Form of Company Affiliate Letter
EXHIBIT F               Form of Parent Affiliate Letter

                             Index of Defined Terms

Defined Term                                           Section
------------                                           -------

$                                                      Section 9.03(d)
1998 Company Balance Sheet                             Section 3.07(c)
1998 Parent Balance Sheet                              Section 4.06(b)
accumulated funding deficiency                         Section 3.10(e)
ADR                                                    Section 2.03(b)
affiliate                                              Section 9.03(a)
Agreement                                              Preamble
Banc of America                                        Section 3.20
beneficial owner                                       Section 9.03(b)
Blue Sky Laws                                          Section 3.05(b)(i)
business day                                           Section 9.03(c)
Certificate of Merger                                  Section 1.03
Change of Control Right                                Section 6.06(b)
Closing                                                Section 1.03
COBRA                                                  Section 3.10(a)
Code                                                   Recitals
Common Stock Exchange Ratio                            Section 2.02(e)
Company                                                Preamble
Company Affiliate Letter                               Section 6.11(a)
Company Common Stock                                   Recitals
Company Disclosure Schedule                            Section 3.01(b)
Company Material Adverse Effect                        Section 3.01(a)
Company Optionholder                                   Section 2.04(a)
Company Permits                                        Section 3.06
Company Preferred Stock                                Section 2.02
Company Reports                                        Section 3.07(a)
Company Shares Trust                                   Section 2.06(b)
Company Stockholder Approval                           Section 3.23
Company Stockholders' Meeting                          Section 6.03(a)(i)
Company Stock Option                                   Section 2.04(a)
Company Stock Plans                                    Section 3.03(vi)
Company Systems                                        Section 3.14
Company Warrantholder                                  Section 2.04(b)
Competing Transaction                                  Section 6.02(a)(iii)
Confidentiality Agreement                              Section 6.01(b)
Determination Period                                   Section 2.02(b)
DGCL                                                   Recitals
Effective Time                                         Section 1.03
Encumbrance                                            Section 6.05(c)
Environmental Laws                                     Section 3.16(a)(ii)
Environmental Permits                                  Section 3.16(b)(v)
ERISA                                                  Section 3.10(a)

Defined Term                                            Section
------------                                            -------

Ernst & Young                                           Section 2.04(a)
Excess Shares                                           Section 2.06(a)
Exchange Act                                            Section 3.05(b)(i)
Exchange Agent                                          Section 1.01
Exchange Fund                                           Section 2.03(a)
Exon-Florio Provision                                   Section 3.05(b)(i)
Expenses                                                Section 8.05(c)(ii)
F-4 Registration Statement                              Section 6.03(a)(ii)
Governmental Entity                                     Section 3.05(b)
Governmental Order                                      Section 9.03(e)
Hazardous Substances                                    Section 3.16(a)(i)
HSR Act                                                 Section 3.05(b)(i)
IAS GAAP                                                Section 4.06(a)(iii)
Indemnified Parties                                     Section 6.12(b)
Insurance Amount                                        Section 6.12(c)
Intellectual Property                                   Section 3.13(a)
IRS                                                     Section 3.10(a)
Law                                                     Section 3.05(a)(ii)
License Agreements                                      Section 3.13(c)
Material Contracts                                      Section 3.17(a)
Merger                                                  Recitals
Merger Consideration                                    Section 2.01
Merger Sub                                              Section 1.01
Merger Sub Common Stock                                 Section 1.01
Multiemployer Plan                                      Section 3.10(b)
Multiple Employer Plan                                  Section 3.10(b)
NASDAQ                                                  Section 2.02(b)
Neuer Markt                                             Section 2.02(b)
ODTC                                                    Section 3.05(b)
Offer Period                                            Section 6.03(f)
Old Company Certificates                                Section 2.03(b)
Option and Warrant Exchange                             Section 2.04(b)
Option Exchange                                         Section 2.04(b)
Parent                                                  Preamble
Parent ADSs                                             Section 2.02(b)
Parent Affiliate Letter                                 Section 6.11(b)
Parent Average Closing Price                            Section 2.02(b)
Parent Disclosure Schedule                              Section 4.01
Parent Financial Statements                             Section 4.06(a)(i)
Parent Interim Financial Statements                     Section 4.06(a)(ii)
Parent Material Adverse Effect                          Section 4.01
Parent Ordinary Shares                                  Recitals

Defined Term                                                Section
------------                                                -------

Parent Stockholder Approval                                 Section 4.14
Parent Stockholders' Meeting                                Section 6.04(b)
Parent Stock Plan                                           Section 4.03(iii)
Parent Subsidiaries                                         Section 4.01
Parent Voting Agreement                                     Recitals
PBO                                                         Section 3.10(e)
person                                                      Section 9.03(f)
Plans                                                       Section 3.10(a)
Pooling Affiliate                                           Section 3.22
PricewaterhouseCoopers                                      Section 2.04(a)
Proxy Statement                                             Section 6.03(a)
Receivables                                                 Section 3.19
Redemption Event                                            Section 6.06(b)
Redemption Right                                            Section 6.06(b)
Representatives                                             Section 6.01(a)(i)
Returns                                                     Section 3.15(b)(i)
SEC                                                         Recitals
Securities Act                                              Section 3.05(b)(i)
Series A Certificate of Designations                        Section 6.06(b)
Series A Holder                                             Section 6.06(b)
Series A Preferred Stock                                    Section 2.02(b)
Series A Preferred Stock Exchange Ratio                     Section 2.02(b)
Series M and Series M1 Agreement                            Recitals
Series M Certificate of Designations                        Section 6.06(b)
Series M Preferred Stock                                    Recitals
Series M Preferred Stock Exchange Ratio                     Section 2.02(c)
Series M1 Certificate of Designations                       Section 6.06(b)
Series M1 Preferred Stock                                   Recitals
Series M1 Preferred Stock Exchange Ratio                    Section 2.02(d)
Share Exchange                                              Section 2.01
Software                                                    Section 3.13(d)(vi)
Software Products                                           Section 6.05(c)
Stockholders' Meetings                                      Section 6.04(b)
subsidiary/subsidiaries                                     Section 9.03(g)
Surviving Corporation                                       Section 1.02
Surviving Corporation Common Stock                          Section 2.02(g)
Tax/Taxes                                                   Section 3.15(a)
Terminating Company Breach                                  Section 8.01(g)
Terminating Parent Breach                                   Section 8.01(i)
Termination Fee                                             Section 8.05(b)
Third Party Provisions                                      Section 9.06
Third Quarter 1999 Company Balance Sheet                    Section 3.10(e)

Defined Term                                               Section
------------                                               -------
Trademarks                                                 Section 3.13(a)
Trade Secrets                                              Section 3.13(a)
trading day                                                Section 9.03(h)
Transactions                                               Recitals
U.S. GAAP                                                  Section 2.03(f)
Voting Agreement                                           Recitals
WARN                                                       Section 3.10(g)
Warrant                                                    Section 2.04(b)
Warrant Exchange                                           Section 2.04(b)
Year 2000 Compliant                                        Section 3.14

                                                                       EXHIBIT 2

                                                                  EXECUTION COPY

                    VOTING AND REGISTRATION RIGHTS AGREEMENT

         VOTING AND REGISTRATION RIGHTS AGREEMENT, dated as of November 19, 1999 (this "Agreement"), among CE Computer Equipment AG, an Aktiengesellschaft organized and existing under the laws of the Federal Republic of Germany (the "Acquiror"), and each of the parties identified on Schedule A hereto (individually a "Stockholder" and collectively the "Stockholders").

         WHEREAS, TREEV, Inc., a Delaware corporation (the "Company") and the Acquiror have contemporaneously with the execution of this Agreement, entered into an Agreement and Plan of Merger dated as of November 19, 1999 (the "Merger Agreement") which provides, among other things, that the Acquiror will cause to be incorporated a Delaware corporation ("Merger Vehicle ");

         WHEREAS, Merger Vehicle will be merged (the "Merger") with and into the Company pursuant to the terms and conditions of the Merger Agreement;

         WHEREAS, as an essential condition and inducement to the Acquiror to enter into the Merger Agreement and in consideration therefor, the undersigned Stockholders and the Acquiror have entered into this Agreement; and

         WHEREAS, as of the date hereof, the Stockholders own of record and beneficially the number of shares of common stock, par value $0.0001 per share, of the Company (the "Company Common Stock") and the number of options to purchase shares of Company Common Stock ("Options") and Warrants to purchase Company Common Stock ("Warrants") set forth opposite their respective names on Schedule A hereto and wish to enter into this Agreement with respect to such shares of Company Common Stock and such Options and Warrants;

         NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein and in the Merger Agreement and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                                    ARTICLE I

                                VOTING OF SHARES

                  SECTION 1.01. Voting Agreement. Each Stockholder hereby agrees, severally and not jointly, to: (a) appear, or cause the holder of record on any applicable record date (the "Record Holder") to appear, for the purpose of obtaining a quorum at any annual or special meeting of stockholders of the Company and at any adjournment thereof at which matters relating to the Merger, the Merger Agreement or any transaction contemplated by the Merger Agreement are considered; (b) vote, or cause the Record Holder to vote, in person or by proxy or by written consent all the shares of Company Common Stock or other equity securities of the Company owned by such Stockholder, or with respect to which such Stockholder has or shares voting power or control, and all the shares of Company Common Stock or other equity securities of the Company which may, or with respect to which voting power or control may, hereafter be acquired by such Stockholder pursuant to Options, Warrants or otherwise (collectively, the "Shares") in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement; and (c) vote, or cause the Record Holder to vote, such Stockholder's Shares against any action, proposal or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, or which would result in any of the conditions to the Company's obligations under the Merger Agreement not being fulfilled.

                  SECTION 1.02. Irrevocable Proxy. Concurrently with the execution of this Agreement, each Stockholder agrees to deliver to the Acquiror a proxy in the form attached hereto as Exhibit 1 (a "Proxy"), which shall be irrevocable to the extent provided in Section 212 of the Delaware General Corporation Law, covering the total number of Shares beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by such Stockholder set forth therein.

                  SECTION 1.03. No Ownership Interest. Nothing contained in this Agreement will be deemed to vest in the Acquiror or Merger Vehicle any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares will remain and belong to the Stockholders, and neither the Acquiror nor Merger Vehicle will have any authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct the Stockholders in the voting or control of any of their Shares, except as otherwise provided herein, in the Merger Agreement or the performance of the Stockholders' duties or responsibilities as stockholders of the Company.

                  SECTION 1.04. Evaluation of Investment. Each Stockholder, by reason of his knowledge and experience in financial and business matters, believes himself capable of evaluating the merits and risks of the investment in American Depositary Shares ("Acquiror ADSs"), each representing one Ordinary Share without par value of Acquiror ("Acquiror Shares") contemplated by the Merger Agreement. Each Stockholder also acknowledges that he possesses all information relating to the Acquiror, Merger Vehicle and the Company which he deems relevant to an investment in the Acquiror ADSs should the Merger be consummated. Each Stockholder acknowledges receipt and review of a copy of the Merger Agreement.

                  SECTION 1.05. No Inconsistent Agreements. Each Stockholder hereby represents, warrants and covenants that, except as contemplated by this Agreement and the Merger Agreement, such Stockholder (a) has not entered, and will not enter into, any agreement with respect to the voting of such Stockholder's Shares and (b) has not granted, and will not grant, any proxy or power of attorney which is inconsistent with this Agreement.

                                   ARTICLE II

                          COVENANTS OF THE STOCKHOLDERS

                  SECTION 2.01. No Disposition or Encumbrance of Shares. (a) Each Stockholder hereby covenants and agrees, severally and not jointly, that such Stockholder shall not, directly or indirectly, offer or otherwise agree to sell, assign, transfer, exchange, or dispose of, or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on such Stockholder's voting rights, charge or other encumbrance of any nature whatsoever with respect to any Shares, Options or Warrants owned directly or indirectly by such Stockholder or with respect to which such Stockholder has the power of disposition, whether now or hereafter acquired, to or for the benefit of or in favor of any other person (a "Transferee") without the prior written consent of the Acquiror, unless the Transferee agrees in writing to be bound by the terms of this Agreement with respect to such Shares, Options or Warrants (provided nothing contained herein will be deemed to restrict the exercise of Options or Warrants).

                  (b) Each Stockholder hereby agrees and consents to the entry of stop transfer instructions by the Company against the transfer of any Shares inconsistent with the terms of Section 2.01(a).

                  SECTION 2.02. No Solicitation. From the date hereof until the termination of this Agreement, each Stockholder will not (whether directly or indirectly through advisors, agents or other intermediaries) (a) solicit, initiate, consider, encourage or accept any other proposals or offers from any Person (as defined below), other than the Acquiror or Merger Vehicle, (i) relating to any acquisition or purchase of all or any portion of the assets or capital stock of the Company or any subsidiary of the Company (other than sales of inventory in the ordinary course of business consistent with past practice),
(ii) to enter into any business combination with the Company or any subsidiary of the Company, or (iii) to enter into any other extraordinary business transaction involving or otherwise relating to the Company or any subsidiary of the Company, or (b) participate in any discussions, conversations, negotiations or other communications regarding, or furnish to any Person, other than the Acquiror or Merger Vehicle, any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any such other Person, to seek to do any of the foregoing. Each Stockholder immediately shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with all Persons other than the Acquiror or Merger Vehicle conducted heretofore with respect to any of the foregoing. Each Stockholder shall notify the Acquiror promptly if any such proposal or offer, or any inquiry or contact with any Person with respect thereto, is made and shall, in any such notice to the Acquiror, indicate in reasonable detail the identity of the Person making such proposal, offer, inquiry or contact and the terms and conditions of such proposal, offer, inquiry or contact, including without limitation a description of any financial terms of such proposal, offer, inquiry or contact, if applicable. For the purposes of this Agreement, the term "Person" means any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section

13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act").

                                   ARTICLE III

                         REPRESENTATIONS AND WARRANTIES
                               OF THE STOCKHOLDERS

Each Stockholder hereby represents and warrants, severally and not jointly, to the Acquiror as follows:

                  SECTION 3.01. Authority Relative to This Agreement. Such Stockholder is legally competent to execute and deliver this Agreement, to perform his obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery by the Acquiror and the other Stockholders, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms.

                  SECTION 3.02. No Conflict. The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance, on any of the Shares, Options or Warrants pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or the Shares, Options or Warrants owned by him are bound or affected.

                  SECTION 3.03. Title to the Shares, Options and Warrants. The Shares, Options and Warrants owned by such Stockholder are owned free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on such Stockholder's voting rights, charges and other encumbrances of any nature whatsoever, and such Stockholder has not appointed or granted any proxy, which appointment or grant remains effective, with respect to any Shares.

                                   ARTICLE IV

                               REGISTRATION RIGHTS

                  SECTION 4.01. Incidental Registration. (a) Whenever the Acquiror proposes to register any Acquiror ADSs under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act") on a form and in a manner that would permit registration of Registrable Securities (as hereinafter defined) for sale to the public under the Securities Act, it will each such time give prompt written notice to all

Stockholders holding Registrable Securities of its intention to do so, describing such securities and specifying the form and manner and the other relevant facts involved in such proposed registration (including without limitation whether or not such registration will be in connection with an underwritten offering of Acquiror ADSs and, if so, the identity of the managing underwriter and whether such offering will be pursuant to a "best efforts" or "firm commitment" underwriting if such disclosure is acceptable to the managing underwriter). Upon the written request of any such Stockholder delivered to the Acquiror within 30 days after such notice shall have been given to such Stockholder (which request shall specify the Registrable Securities intended to be disposed of by such Stockholder and the intended method of disposition thereof), the Acquiror will use its reasonable best efforts to effect the registration under the Securities Act, as expeditiously as is reasonable, of all Registrable Securities that the Acquiror has been so requested to register by the Stockholders, to the extent requisite to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Securities so to be registered; provided, however, that:

                  (i) if, at any time after giving such written notice of its intention to register any of such securities and prior to the effective date of the registration statement filed in connection with such registration, the Acquiror shall determine for any reason not to register such securities, the Acquiror may, at its election, give written notice of such determination to each Stockholder that has requested to register Registrable Securities and thereupon the Acquiror shall be relieved of its obligation to register any Registrable Securities in connection with such registration;

                  (ii) if (A) the registration so proposed by the Acquiror involves an underwritten offering of the securities so to be registered, to be distributed by or through one or more underwriters of recognized standing under underwriting terms appropriate for such a transaction, and (B) the managing underwriter of such underwritten offering shall advise the Acquiror that, in its judgment, the number of Registrable Securities and any other securities proposed to be included in such offering by the Acquiror should be limited due to market conditions, then the Acquiror will promptly advise each such Stockholder thereof and may require, by written notice to each such Stockholder accompanying such advice, that, to the extent necessary to meet such limitation, all Company Stockholders (as hereinafter defined) proposing to sell Acquiror ADSs in such offering shall share pro rata in the number of Acquiror ADSs to be excluded from such offering, such pro rata sharing to be based on the respective numbers of Acquiror ADSs as to which registration has been requested by such Company Stockholders; provided, however, that in no event will the amount of Acquiror ADSs to be sold by such Company Stockholders pursuant to such registration statement after such reduction represent less than 20% of the Acquiror ADSs included in such offering;

                  (iii) the Acquiror shall not be obligated to effect any registration of Registrable Securities under this Section 4.01 that is incidental to the registration of any of its securities in connection with any merger, acquisition, exchange offer, dividend reinvestment plan or stock option or other employee benefit plan; and

                  (iv) notwithstanding any other provision of this Agreement to the contrary, the Acquiror shall not be required to register any Registrable Securities under this Agreement and shall have no obligation under this Section 4.01 with respect to any requests made by Stockholders after the first anniversary of the date of consummation of the Merger.

For purposes of this Agreement, "Registrable Securities" shall mean Acquiror ADSs which are issued to the Stockholders upon consummation of the Merger; provided, however, that, as to any particular Registrable Securities that have been issued, such securities shall cease to be Registrable Securities when (i) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of under such registration statement, (ii) a sale has been made in reliance on and in accordance with Rule 144 under the Securities Act, (iii) they shall have been otherwise transferred or disposed of, (iv) they shall no longer be held by or for the benefit of the Stockholder to whom they were issued in the Merger or (v) they shall have ceased to be outstanding.

                  (b) The Acquiror will pay all Registration Expenses in connection with each registration of Registrable Securities effected by it pursuant to this Section 4.01. For purposes of this Agreement, "Registration Expenses" shall mean all out-of-pocket expenses incident to the Acquiror's performance of or compliance with this Article IV, including without limitation all registration and filing fees (including filing fees with respect to the National Association of Securities Dealers, Inc.), all fees and expenses of complying with state securities or "blue sky" laws (including reasonable fees and disbursements of its independent public accountants, including the expenses of any special audits and underwriters' counsel in connection with any "blue sky" memorandum or survey), all printing expenses, all listing fees, all registrars' and transfer agents' fees, and the fees and disbursements of counsel for the Acquiror and "cold comfort" letters required by or incident to such performance and compliance.

                  SECTION 4.02. Registration Procedures. (a) If and when the Acquiror is required to use its reasonable best efforts to effect the registration of any Registrable Securities under the Securities Act as provided in Section 4.01, the Acquiror will as expeditiously as is reasonable:

                  (i) prepare and file with the Securities and Exchange Commission (the "Commission") on any appropriate form a registration statement with respect to such Registrable Securities and use its reasonable best efforts to cause such registration statement to become effective;

                  (ii) prepare and file with the Commission such amendments (including post-effective amendments) and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities and other securities covered by such registration statement until the earlier of
         (A) such time as all such Registrable Securities and other securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statement and (B) the expiration of three months from the date such registration statement first becomes effective;

                  (iii) furnish to each Stockholder selling such Registrable Securities such number of conformed copies of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus included in such registration statement (including each preliminary prospectus and any summary prospectus), in conformity with the requirements of the Securities Act, such documents incorporated by reference in such registration statement or prospectus, and such other documents, as such Stockholder may reasonably request in order to facilitate the sale or disposition of such Registrable Securities;

                  (iv) use its reasonable best efforts to register or qualify all Registrable Securities and other securities covered by such registration statement under such other securities or "blue sky" laws of such jurisdictions as each Stockholder shall reasonably request, and do any and all other acts and things that may be necessary to enable such seller to consummate the disposition in such jurisdictions of such Stockholder's Registrable Securities covered by such registration statement, except that the Acquiror shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it is not so qualified, or to subject itself to taxation in respect of doing business in any such jurisdiction, or to consent to general service of process in any such jurisdiction;

                  (v) furnish to each Stockholder selling Registrable Securities a signed counterpart, addressed to such Stockholder, of (A) an opinion of counsel for the Acquiror, dated the effective date of such registration statement (or, if such registration includes an underwritten public offering, dated the date of the closing under the underwriting agreement), and (B) a "cold comfort" letter signed by the independent public accountants who have issued a report on the Acquiror's financial statements included in such registration statement, covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, in the case of such accountants' letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer's counsel and in accountants' letters delivered to underwriters in underwritten public offerings of securities and, in the case of the accountants' letter, such other financial matters as such sellers may reasonably request;

                  (vi)  immediately notify each Stockholder selling
         Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing or if it is necessary to amend or supplement such prospectus to comply with law, and at the request of any such Stockholder prepare and furnish to such Stockholder a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities or securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and shall otherwise comply in all material respects with law and so that such prospectus, as amended or supplemented, will comply with law;

                  (vii) otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least 12 months, beginning with the first month of the first fiscal quarter after the effective date of such registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act;

                  (viii) use its reasonable best efforts to list such securities on each securities exchange on which Acquiror ADSs are then listed, if such securities are not already so listed and if such listing is then permitted under the rules of such exchange, and provide a transfer agent and registrar for such Registrable Securities not later than the effective date of such registration statement; and

                  (ix) issue to any underwriter to which any Stockholder may sell such Registrable Securities in connection with any such registration (and to any direct or indirect transferee of any such underwriter) certificates evidencing Acquiror ADSs.

The Acquiror may require each Stockholder selling Registrable Securities as to which any registration is being effected to furnish the Acquiror with such information regarding such Stockholder and the distribution of such securities as the Acquiror may from time to time reasonably request in writing and as shall be required by law or by the Commission in connection therewith.

                  (b) If any registration pursuant to Section 4.01 shall be in connection with an underwritten public offering, each Stockholder holding Registrable Securities agrees, if so required by the managing underwriters, not to effect any public sale or distribution (including any sale pursuant to Rule 144 under the Securities Act) of Registrable Securities (other than as part of such underwritten public offering) within 5 U.S. business days prior to the effective date of the registration statement with respect to such underwritten public offering or 180 days after the effective date of such registration statement.

                  (c) The Acquiror agrees, if so required by the managing underwriters in connection with an underwritten offering of Registrable Securities pursuant to Section 4.01, not to effect any public sale or distribution of any of its equity securities or securities convertible into or exchangeable or exercisable for any of such equity securities during the 5 U.S. business days prior to and the 180 days after the effective date of any registration statement with respect to such underwritten public offering, except as part of such underwritten offering or except in connection with a stock option plan, stock purchase plan, savings or similar plan, or an acquisition, merger or exchange offer.

                  (d) It is understood that in any underwritten offering of Registrable Securities in addition to the shares (the "initial shares") the underwriters have committed to purchase, the underwriting agreement may grant the underwriters an option to purchase a number of additional shares (the "option shares") equal to up to 15% of the initial shares (or such other maximum amount as the National Association of Securities Dealers, Inc. may then permit), solely to cover over-allotments. Acquiror ADSs proposed to be sold by the Acquiror and the Company Stockholders shall be allocated between initial shares and option shares as agreed or, in the absence of agreement, pursuant to Section 4.01(a)(ii). The number of initial shares and option shares to be sold by requesting holders shall be allocated pro rata among all such Company Stockholders on the basis of the relative number of Acquiror ADSs each such holder has requested to be included and is permitted to include in such registration. For purposes of this Agreement, the term "Company Stockholders" shall mean, collectively, (i) the Series A Stockholders (as defined in the Series A Preferred Voting and Registration Rights Agreement dated as of the date hereof between the Acquiror and certain holders of Series A Cumulative Convertible Preferred Stock of the Company), (ii) the Series M Stockholder (as defined in the Series M Preferred Stock and Series M1 Preferred Stock Voting and Registration Rights Agreement dated as of the date hereof between the Acquiror and the holder of Series M Convertible Preferred Stock of the Company and Series M1 Convertible Preferred Stock of the Company) and (iii) the Stockholders.

                  SECTION 4.03. Preparation; Reasonable Investigation. In connection with the preparation and filing of each registration statement registering Registrable Securities under the Securities Act, the Acquiror will give the Stockholders on whose behalf such Registrable Securities are to be so registered and their underwriters, if any, and their respective counsel and accountants, the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the Commission, and each amendment thereof or supplement thereto, and will give each of them such access to its books and records and such opportunities to discuss the business of the Acquiror with its officers and the independent public accountants who have issued a report on its financial statements as shall be necessary, in the opinion of such holders and such underwriters or their respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act.

                  SECTION 4.04. Indemnification. (a) In the event of any registration of any equity securities of the Acquiror under the Securities Act, the Acquiror will, and hereby does, indemnify and hold harmless, in the case of any registration statement filed pursuant to Section 4.01, the Stockholder selling any Registrable Securities covered by such registration statement, its directors, officers, employees, agents, trustees, other fiduciaries, general and limited partners (and directors, officers, employees and agents thereof and, if such seller is a portfolio or investment fund, its investment advisors), each other Person who participates as an underwriter in the offering or sale of such securities, each officer and director of each such underwriter, each Person, if any, who controls the Acquiror and is not a seller of any Registrable Securities covered by such registration statement and each other Person, if any, who controls such seller, such underwriter or any such non-selling controlling Person within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any losses, claims, damages, liabilities and expenses, joint or several, to which such seller or any such director, officer, employee, agent, trustee or other fiduciary or participating or controlling Person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions or proceedings in respect thereof) arise out of or are based upon (i) any untrue statement under which such securities were registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus included therein, or any amendment or supplement thereto, or any document incorporated by reference therein, or (ii) any omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Acquiror will reimburse such seller, and each such director, officer, employee, agent, trustee, other fiduciary, underwriter and controlling Person for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, liability, action or proceeding; provided, however, that the Acquiror shall not be liable in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon (i) an untrue statement or omission made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to the Acquiror for use in the preparation thereof by such seller, underwriter or non-selling controlling Person, as the case may be, or (ii) an untrue statement or omission made in any preliminary prospectus but notified to such seller and underwriter prior to any sale of Registrable Securities and subsequently corrected by the Acquiror in any final prospectus, amendment or supplement made available to such seller or underwriter but which final prospectus, amendment or supplement was not used by such seller or underwriter in the sale of Registrable Securities that gave rise to such loss, claim, damage, liability (or action or proceeding in respect thereof). Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such seller or any such director, officer, employee, agent, trustee, other fiduciary, underwriter or controlling Person and shall survive the transfer of such securities by such seller.

                  (b) The Acquiror may require, as a condition to including any Registrable Securities in any registration statement filed pursuant to Section 4.01, that the Acquiror shall have received an undertaking satisfactory to it from (i) the prospective seller of such securities, to indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 4.04(a)) the Acquiror, each such underwriter of such securities, each officer and director of each such underwriter and each other Person, if any, who controls the Acquiror or any such underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and (ii) each such underwriter of such securities, to indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 4.04(a)) the Acquiror, each officer and director of the Acquiror, each prospective seller, each officer and director or each prospective seller and each other Person, if any, who controls the Acquiror or any such prospective seller within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, with respect to any statement in or omission from such registration statement, any preliminary prospectus, final prospectus or summary prospectus included therein, or any amendment or supplement thereto, if such statement or omission was made in reliance upon and in conformity with written information furnished by such prospective seller or such underwriter, as the case may be, to the Acquiror for use in the preparation of such registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Acquiror or any such director, officer or controlling Person and shall survive the transfer of such securities by such seller.

                  (c) Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding (including any governmental investigation) involving a claim referred to in Section 4.04(a) or
(b), such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action; provided, however, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of such indemnifying party's obligations under the preceding provisions of this Section 4.04, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such claim (in which case, the indemnifying party shall not be liable for the fees and expenses of more than one counsel for all sellers of Acquiror ADSs, or more than one counsel for the underwriters in connection with any one action or separate but similar or related actions), the indemnifying party will be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified, to the extent that such indemnifying party may wish with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of such indemnifying party's election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof.

                  SECTION 4.05. Contribution. (a) If the indemnification provided for in Section 4.04 is unavailable to the indemnified parties in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party and the Acquiror shall contribute to the amounts paid or payable by such indemnified parties as a result of such losses, claims, damages or liabilities (i) as between the Acquiror and the Stockholders selling Registrable Securities covered by a registration statement, on the one hand, and the underwriters, on the other, in such proportion as is appropriate to reflect the relative benefits received by the Acquiror and such Stockholders, on the one hand, and the underwriters, on the other, from the offering of the Registrable Securities, or if such allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits but also the relative fault of the Acquiror and such Stockholders, on the one hand, and of the underwriters, on the other, in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations, and (ii) as between the Acquiror, on the one hand, and each Stockholder selling Registrable Securities covered by a registration statement, on the other, in such proportion as is appropriate to reflect the relative fault of the Acquiror and of each such Stockholder in connection with such statements or omissions, as well as any other relevant equitable considerations. The relative benefits received by the Acquiror and such Stockholders, on the one hand, and the underwriters, on the other, shall be deemed to be in the same proportion as the total proceeds from the offering (net of underwriting discounts and commissions but before deducting expenses) received by the Acquiror and such Stockholders bear to the total underwriting discounts and commissions received by the underwriters. The relative fault of the Acquiror and such Stockholders, on the one hand, and of the underwriters, on the other, shall be determined by reference to, among other things, whether the untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Acquiror and such Stockholders or by the underwriters. The relative fault of the Acquiror, on the one hand, and of each such Stockholder, on the other, shall be determined by reference to, among other things, whether the untrue statement of a material fact relates to information supplied by such party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

                  (b)  The Acquiror and the Stockholders selling
Registrable Securities covered by a registration statement agree that it would not be just and equitable if contribution pursuant to this Section 4.05 were determined by pro rata allocation (even if the underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 4.05, no underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such underwriter has otherwise been required to pay by reason of such untrue statement or omission, and no such Stockholder shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities of such Stockholder were offered to the public exceeds the amount of any damages that such Stockholder has otherwise been required to pay by reason of such untrue statement or omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Each Stockholder's obligation to contribute pursuant to this Section 4.05 is several in the proportion that the proceeds of the offering received by such Stockholder bears to the total proceeds of the offering received by all the Company Stockholders and not joint.

                  SECTION 4.06. Nominees of Beneficial Owners. In the event that any Registrable Securities are held by a nominee for a Stockholder, the Stockholder, as the beneficial owner thereof, may, at its election, be treated as the holder of such Registrable Securities for purposes of any request or other action by any Stockholder pursuant to this Agreement or any determination of any number or percentage of shares of Registrable Securities held by any Stockholder contemplated by this Agreement. If the beneficial owner of any Registrable Securities so elects, the Acquiror may require assurances reasonably satisfactory to it of such owner's beneficial ownership of such Registrable Securities.

                                    ARTICLE V

                                  MISCELLANEOUS

                  SECTION 5.01. Termination. This Agreement will terminate upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms or (b) the Effective Time; provided, however, that (i) the provisions of Sections 4.01, 4.02, 4.03 and 4.06 will survive until the first anniversary of the date of consummation of the Merger and (ii) the provisions of Sections 4.04 and 4.05 will survive for the period of the relevant statute of limitations from the date of the first registration statement filed by the Acquiror which is subject to Section 4.01. Upon such termination, no party will have any further obligations or liabilities hereunder, provided that no such termination will relieve any party from liability for any breach of this Agreement prior to such termination.

                  SECTION 5.02. Expenses. Except as otherwise specified in this Agreement, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

                  SECTION 5.03. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by cable, by telecopy, by telegram, by telex or by registered or certified mail (postage prepaid, return receipt requested) the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 5.03):

                  (a)      if to a Stockholder:

                           to the address set forth on Schedule A hereto

                           with a copy to:

                           Cooley Godward, LLP
                           2002 Edmund Halley Drive
                           Suite 300
                           Reston, Virginia 20191
                           U.S.A.
                           Telecopy: + 1 703 262 8100
                           Attention: Sidney Smith

                  (b)      if to the Acquiror:

                           CE Computer Equipment AG
                           Herforder Strasse 155A
                           33609 Bielefeld
                           Germany
                           Telecopy: +49 521 931 8111
                           Attention: Thomas Wenzke

                           with a copy to:

                           Shearman & Sterling
                           199 Bishopsgate
                           London EC2M 3TY
                           United Kingdom
                           Telecopy: + 44 171 920 9020
                           Attention: W. Jeffrey Lawrence

                  SECTION 5.04. Headings. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

                  SECTION 5.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

                  SECTION 5.06. Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the Acquiror, on the one hand, and the Stockholders, on the other hand, with respect to the subject matter hereof.

                  SECTION 5.07. Assignment. This Agreement may not be assigned by operation of law or otherwise without the express written consent of the Acquiror and each Stockholder (which consent may be granted or withheld in the sole discretion of each of the parties hereto), except that the Acquiror may assign this Agreement to an affiliate without the consent of any Stockholder; provided, however that no such assignment shall relieve the Acquiror of its obligations hereunder if such assignee does not perform such obligations.

                  SECTION 5.08. No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

                  SECTION 5.09. Amendment. This Agreement may not be amended or modified except by an instrument in writing signed by, or on behalf of, each of the parties hereto.

                  SECTION 5.10. Governing Law. This Agreement shall be governed by the laws of the State of Delaware, excluding (to the greatest extent permissible by law) any rule of law that would cause the application of the laws of any jurisdiction other than the State of Delaware. All actions and proceedings arising out of or related to this Agreement shall be heard and determined in any Delaware state or federal court sitting in Delaware.

                  SECTION 5.11. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                  SECTION 5.12. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

                  SECTION 5.13. Definitions. Capitalized terms used and not defined herein will have the meaning set forth in the Merger Agreement.

                  SECTION 5.14. Obligations of Stockholders. The obligations of the Stockholders hereunder will be "several" and not "joint" or "joint and several." Without limiting the generality of the foregoing, under no circumstances will any Stockholder have any liability or obligation with respect to any misrepresentation or breach of covenant of any other Stockholder.

                  SECTION 5.15. Further Assurances. The Acquiror and each Stockholder will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

                  SECTION 5.16. Waiver of Jury Trial. Each of the parties hereto irrevocably and unconditionally waives all right to trial by jury in any action, proceeding or counterclaim (whether based in contract, tort or otherwise) arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement thereof.

                  IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be duly executed as of the date first written above.

                               CE Computer Equipment AG

                                /s/ Hans-Jurgen Brintrup
                               ----------------------------------------
                               Name: Hans-Jurgen Brintrup
                               Title: Member of the Board of Management

                                /s/ Thomas Wenzke
                               ----------------------------------------
                               Name: Thomas Wenzke
                               Title: Member of the Board of Management


                               JAMES J. LETO

                                /s/ James J. Leto
                               ----------------------------------------


                               ROBERT P. BERNARDI

                                /s/ Robert P. Bernardi
                               ----------------------------------------


                               JOHN F. BURTON

                                /s/ John F. Burton
                               ----------------------------------------


                               C. ALAN PEYSER

                                /s/ C. Alan Peyser
                               ----------------------------------------


                               THOMAS A. WILSON

                                /s/ Thomas A. Wilson
                               ----------------------------------------


                               MARK A. PAIEWONSKY

                                /s/ Mark A. Paiewonsky
                               ----------------------------------------


                               RICHARD E. MCMAHON

                                /s/ Richard E. McMahon
                               ----------------------------------------

                              BRIAN H. HAJOST

                               /s/ Brian H. Hajost
                              ----------------------------------------


                              HORACE T. ARDINGER, JR.

                               /s/ Horace T. Ardinger, Jr.
                              ----------------------------------------


                              DOUGLAS ADKINS

                               /s/ Douglas Adkins
                              ----------------------------------------

                                   Schedule A

                                                                                            Shares of
                                                                                            Company
                                                                                            Common
                                                                    Shares of               Stock Subject
                                   Stockholder Name                 Company                 to Warrants
Beneficial Owner                   and Address                      Common Stock            and Options
----------------                   -----------                      ------------            -----------

James J. Leto                      James J. Leto                    124,687                 568,992
                                   3650 S.E. Torch Lake
                                   Drive
                                   Bellaire, MI  49615

Robert P. Bernardi                 Robert P. Bernardi               111,875                 128,699
                                   10607 Creamcup Ln
                                   Great Falls, VA  22066

John F. Burton                     John F. Burton                   0                       42,328
                                   1110 Harvey Road
                                   McLean, VA  22101

C. Alan Peyser                     C. Alan Peyser                   6,000                   38,018
                                   7 Arrowhead Terrace
                                   Bethesda, MD  20817

Thomas A. Wilson                   Thomas A. Wilson                 0                       375,00
                                   127 Dunedin Court
                                   Cary, NC  27511

Mark A. Paiewonsky                 Mark A. Paiewonsky               0                       65,000
                                   1403 Earnshaw Court
                                   Reston, VA 20190

Richard E. McMahon                 Richard E. McMahon               2,000                   75,000
                                   22 Glenhurst Court
                                   North Potomac, MD
                                   20878

Brian J. Hajost                    Brian J. Hajost                  4,587                   150,001
                                   11287 Inglish Mill
                                   Drive
                                   Great Falls, VA  22066


Horace T. Ardinger, Jr.            Horace T. Ardinger, Jr.          4,031,094               165,500
                                   1701 Elm Street
                                   Suite 3000
                                   Thanksgiving Tower
                                   Dallas, TX  75201

Douglas Adkins                     Douglas Adkins                   1,092,288               43,750
                                   1701 Elm Street
                                   Suite 3000
                                   Thanksgiving Tower
                                   Dallas, TX  75201

                                                                       Exhibit 1

                                Irrevocable Proxy
                                     to Vote
                                TREEV, Inc. Stock

The undersigned stockholder (the "Stockholder") of TREEV, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by Section 212 of the Delaware General Corporation Law) appoints Thomas Wenzke, Peter Schmerler and Hans-Jurgen Brintrup, and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of common stock of the Company or other equity securities that now are or hereafter may be beneficially owned by the undersigned, or with respect to which the undersigned has or shares voting power or control, and all the shares of common stock of the Company or other equity securities of the Company which may, or with respect to which voting power or control may, hereafter be acquired by the undersigned pursuant to options, warrants or otherwise on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned stockholder of the Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares that are inconsistent with this Irrevocable Proxy are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares that are inconsistent with this Irrevocable Proxy until after the Expiration Date (as defined below).

This Proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law), is granted pursuant to the Voting and Registration Rights Agreement dated as of November 19, 1999, by and among the Acquiror, the undersigned and other stockholders of the Company (the "Voting Agreement"), and is granted in consideration of the Acquiror entering into the Agreement and Plan of Merger, dated as of November 19, 1999, between the Acquiror and the Company (the "Merger Agreement"). The Merger Agreement provides for the merger of a Delaware corporation with and into the Company in accordance with its terms (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the Effective Time (as defined in the Voting Agreement). This Irrevocable Proxy is intended to bind the undersigned stockholder as a stockholder of the Company only with respect to the specific matters set forth herein and shall not prohibit the undersigned stockholder from acting in accordance with his or her fiduciary duties, if applicable, as an officer or director of the Company.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228 of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of the

Company and in every written consent in lieu of such meeting in favor of approval of the Merger and the Merger Agreement and in favor of any matter that could reasonably be expected to facilitate the Merger. The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned Stockholder may vote the Shares on all other matters.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

This proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law).

Dated:  November 19, 1999               STOCKHOLDER

                                        By:
                                           ------------------------------------

                                        Shares beneficially owned:

                                        ________ shares of Company common stock

                                                                       EXHIBIT 3

                                Irrevocable Proxy
                                     to Vote
                                TREEV, Inc. Stock

The undersigned stockholder (the "Stockholder") of TREEV, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by Section 212 of the Delaware General Corporation Law) appoints Thomas Wenzke, Peter Schmerler and Hans-Jurgen Brintrup, and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of common stock of the Company or other equity securities that now are or hereafter may be beneficially owned by the undersigned, or with respect to which the undersigned has or shares voting power or control, and all the shares of common stock of the Company or other equity securities of the Company which may, or with respect to which voting power or control may, hereafter be acquired by the undersigned pursuant to options, warrants or otherwise on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned stockholder of the Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares that are inconsistent with this Irrevocable Proxy are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares that are inconsistent with this Irrevocable Proxy until after the Expiration Date (as defined below).

This Proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law), is granted pursuant to the Voting and Registration Rights Agreement dated as of November 19, 1999, by and among the Acquiror, the undersigned and other stockholders of the Company (the "Voting Agreement"), and is granted in consideration of the Acquiror entering into the Agreement and Plan of Merger, dated as of November 19, 1999, between the Acquiror and the Company (the "Merger Agreement"). The Merger Agreement provides for the merger of a Delaware corporation with and into the Company in accordance with its terms (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the Effective Time (as defined in the Voting Agreement). This Irrevocable Proxy is intended to bind the undersigned stockholder as a stockholder of the Company only with respect to the specific matters set forth herein and shall not prohibit the undersigned stockholder from acting in accordance with his or her fiduciary duties, if applicable, as an officer or director of the Company.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228 of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of the

Company and in every written consent in lieu of such meeting in favor of approval of the Merger and the Merger Agreement and in favor of any matter that could reasonably be expected to facilitate the Merger. The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned Stockholder may vote the Shares on all other matters.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

This proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law).

Dated:   November 19, 1999          James J. Leto, STOCKHOLDER


                                    By:   /s/ James J. Leto
                                       -----------------------------------

                                    Shares beneficially owned:

                                    693,679 shares of Company common stock

                                                                       EXHIBIT 4


                                Irrevocable Proxy
                                     to Vote
                                TREEV, Inc. Stock

The undersigned stockholder (the "Stockholder") of TREEV, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by Section 212 of the Delaware General Corporation Law) appoints Thomas Wenzke, Peter Schmerler and Hans-Jurgen Brintrup, and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of common stock of the Company or other equity securities that now are or hereafter may be beneficially owned by the undersigned, or with respect to which the undersigned has or shares voting power or control, and all the shares of common stock of the Company or other equity securities of the Company which may, or with respect to which voting power or control may, hereafter be acquired by the undersigned pursuant to options, warrants or otherwise on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned stockholder of the Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares that are inconsistent with this Irrevocable Proxy are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares that are inconsistent with this Irrevocable Proxy until after the Expiration Date (as defined below).

This Proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law), is granted pursuant to the Voting and Registration Rights Agreement dated as of November 19, 1999, by and among the Acquiror, the undersigned and other stockholders of the Company (the "Voting Agreement"), and is granted in consideration of the Acquiror entering into the Agreement and Plan of Merger, dated as of November 19, 1999, between the Acquiror and the Company (the "Merger Agreement"). The Merger Agreement provides for the merger of a Delaware corporation with and into the Company in accordance with its terms (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the Effective Time (as defined in the Voting Agreement). This Irrevocable Proxy is intended to bind the undersigned stockholder as a stockholder of the Company only with respect to the specific matters set forth herein and shall not prohibit the undersigned stockholder from acting in accordance with his or her fiduciary duties, if applicable, as an officer or director of the Company.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228 of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of the

Company and in every written consent in lieu of such meeting in favor of approval of the Merger and the Merger Agreement and in favor of any matter that could reasonably be expected to facilitate the Merger. The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned Stockholder may vote the Shares on all other matters.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

This proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law).

Dated:   November 19, 1999            Robert P. Bernardi, STOCKHOLDER


                                      By:   /s/ Robert P.Bernardi
                                          --------------------------------------

                                      Shares beneficially owned:

                                      111,875 shares of Company common stock

                                      128,699 options

                                                                       EXHIBIT 5


                                Irrevocable Proxy
                                     to Vote
                                TREEV, Inc. Stock

The undersigned stockholder (the "Stockholder") of TREEV, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by Section 212 of the Delaware General Corporation Law) appoints Thomas Wenzke, Peter Schmerler and Hans-Jurgen Brintrup, and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of common stock of the Company or other equity securities that now are or hereafter may be beneficially owned by the undersigned, or with respect to which the undersigned has or shares voting power or control, and all the shares of common stock of the Company or other equity securities of the Company which may, or with respect to which voting power or control may, hereafter be acquired by the undersigned pursuant to options, warrants or otherwise on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned stockholder of the Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares that are inconsistent with this Irrevocable Proxy are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares that are inconsistent with this Irrevocable Proxy until after the Expiration Date (as defined below).

This Proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law), is granted pursuant to the Voting and Registration Rights Agreement dated as of November 19, 1999, by and among the Acquiror, the undersigned and other stockholders of the Company (the "Voting Agreement"), and is granted in consideration of the Acquiror entering into the Agreement and Plan of Merger, dated as of November 19, 1999, between the Acquiror and the Company (the "Merger Agreement"). The Merger Agreement provides for the merger of a Delaware corporation with and into the Company in accordance with its terms (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the Effective Time (as defined in the Voting Agreement). This Irrevocable Proxy is intended to bind the undersigned stockholder as a stockholder of the Company only with respect to the specific matters set forth herein and shall not prohibit the undersigned stockholder from acting in accordance with his or her fiduciary duties, if applicable, as an officer or director of the Company.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228 of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of the

Company and in every written consent in lieu of such meeting in favor of approval of the Merger and the Merger Agreement and in favor of any matter that could reasonably be expected to facilitate the Merger. The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned Stockholder may vote the Shares on all other matters.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

This proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law).

Dated:   November 19, 1999          John F. Burton, STOCKHOLDER


                                    By:   /s/ John F. Burton
                                       ----------------------------------
                                    Shares beneficially owned:

                                    42,328 shares of Company common stock

                                                                       EXHIBIT 6



                                Irrevocable Proxy
                                     to Vote
                                TREEV, Inc. Stock

   The undersigned stockholder (the "Stockholder") of TREEV, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by Section 212 of the Delaware General Corporation Law) appoints Thomas Wenzke, Peter Schmerler and Hans-Jurgen Brintrup, and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of common stock of the Company or other equity securities that now are or hereafter may be beneficially owned by the undersigned, or with respect to which the undersigned has or shares voting power or control, and all the shares of common stock of the Company or other equity securities of the Company which may, or with respect to which voting power or control may, hereafter be acquired by the undersigned pursuant to options, warrants or otherwise on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned stockholder of the Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares that are inconsistent with this Irrevocable Proxy are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares that are inconsistent with this Irrevocable Proxy until after the Expiration Date (as defined below).

This Proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law), is granted pursuant to the Voting and Registration Rights Agreement dated as of November 19, 1999, by and among the Acquiror, the undersigned and other stockholders of the Company (the "Voting Agreement"), and is granted in consideration of the Acquiror entering into the Agreement and Plan of Merger, dated as of November 19, 1999, between the Acquiror and the Company (the "Merger Agreement"). The Merger Agreement provides for the merger of a Delaware corporation with and into the Company in accordance with its terms (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the Effective Time (as defined in the Voting Agreement). This Irrevocable Proxy is intended to bind the undersigned stockholder as a stockholder of the Company only with respect to the specific matters set forth herein and shall not prohibit the undersigned stockholder from acting in accordance with his or her fiduciary duties, if applicable, as an officer or director of the Company.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228 of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of the

Company and in every written consent in lieu of such meeting in favor of approval of the Merger and the Merger Agreement and in favor of any matter that could reasonably be expected to facilitate the Merger. The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned Stockholder may vote the Shares on all other matters.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

This proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law).

Dated:   November 19, 1999          C. Alan Peyser, STOCKHOLDER


                                    By:   /s/ C. Alan Peyser
                                        ---------------------------------

                                    Shares beneficially owned:

                                    44,018 shares of Company common stock

                                                                       EXHIBIT 7



                                Irrevocable Proxy
                                     to Vote
                                TREEV, Inc. Stock

The undersigned stockholder (the "Stockholder") of TREEV, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by Section 212 of the Delaware General Corporation Law) appoints Thomas Wenzke, Peter Schmerler and Hans-Jurgen Brintrup, and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of common stock of the Company or other equity securities that now are or hereafter may be beneficially owned by the undersigned, or with respect to which the undersigned has or shares voting power or control, and all the shares of common stock of the Company or other equity securities of the Company which may, or with respect to which voting power or control may, hereafter be acquired by the undersigned pursuant to options, warrants or otherwise on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned stockholder of the Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares that are inconsistent with this Irrevocable Proxy are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares that are inconsistent with this Irrevocable Proxy until after the Expiration Date (as defined below).

This Proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law), is granted pursuant to the Voting and Registration Rights Agreement dated as of November 19, 1999, by and among the Acquiror, the undersigned and other stockholders of the Company (the "Voting Agreement"), and is granted in consideration of the Acquiror entering into the Agreement and Plan of Merger, dated as of November 19, 1999, between the Acquiror and the Company (the "Merger Agreement"). The Merger Agreement provides for the merger of a Delaware corporation with and into the Company in accordance with its terms (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the Effective Time (as defined in the Voting Agreement). This Irrevocable Proxy is intended to bind the undersigned stockholder as a stockholder of the Company only with respect to the specific matters set forth herein and shall not prohibit the undersigned stockholder from acting in accordance with his or her fiduciary duties, if applicable, as an officer or director of the Company.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228 of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of the

Company and in every written consent in lieu of such meeting in favor of approval of the Merger and the Merger Agreement and in favor of any matter that could reasonably be expected to facilitate the Merger. The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned Stockholder may vote the Shares on all other matters.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

This proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law).

Dated:   November 19, 1999           Thomas A. Wilson, STOCKHOLDER


                                     By:   /s/ Thomas A. Wilson
                                        -----------------------------------

                                     Shares beneficially owned:

                                     375,000 shares of Company common stock

                                                                       EXHIBIT 8


                                Irrevocable Proxy
                                     to Vote
                                TREEV, Inc. Stock

   The undersigned stockholder (the "Stockholder") of TREEV, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by Section 212 of the Delaware General Corporation Law) appoints Thomas Wenzke, Peter Schmerler and Hans-Jurgen Brintrup, and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of common stock of the Company or other equity securities that now are or hereafter may be beneficially owned by the undersigned, or with respect to which the undersigned has or shares voting power or control, and all the shares of common stock of the Company or other equity securities of the Company which may, or with respect to which voting power or control may, hereafter be acquired by the undersigned pursuant to options, warrants or otherwise on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned stockholder of the Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares that are inconsistent with this Irrevocable Proxy are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares that are inconsistent with this Irrevocable Proxy until after the Expiration Date (as defined below).

This Proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law), is granted pursuant to the Voting and Registration Rights Agreement dated as of November 19, 1999, by and among the Acquiror, the undersigned and other stockholders of the Company (the "Voting Agreement"), and is granted in consideration of the Acquiror entering into the Agreement and Plan of Merger, dated as of November 19, 1999, between the Acquiror and the Company (the "Merger Agreement"). The Merger Agreement provides for the merger of a Delaware corporation with and into the Company in accordance with its terms (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the Effective Time (as defined in the Voting Agreement). This Irrevocable Proxy is intended to bind the undersigned stockholder as a stockholder of the Company only with respect to the specific matters set forth herein and shall not prohibit the undersigned stockholder from acting in accordance with his or her fiduciary duties, if applicable, as an officer or director of the Company.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228 of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of the

Company and in every written consent in lieu of such meeting in favor of approval of the Merger and the Merger Agreement and in favor of any matter that could reasonably be expected to facilitate the Merger. The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned Stockholder may vote the Shares on all other matters.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

This proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law).

Dated:   November 19, 1999           Mark A. Paiewonsky, STOCKHOLDER


                                     By:    /s/ Mark A. Paiewonsky
                                        ----------------------------------

                                     Shares beneficially owned:

                                     65,000 shares of Company common stock

                                                                       EXHIBIT 9


                                Irrevocable Proxy
                                     to Vote
                                TREEV, Inc. Stock

The undersigned stockholder (the "Stockholder") of TREEV, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by Section 212 of the Delaware General Corporation Law) appoints Thomas Wenzke, Peter Schmerler and Hans-Jurgen Brintrup, and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of common stock of the Company or other equity securities that now are or hereafter may be beneficially owned by the undersigned, or with respect to which the undersigned has or shares voting power or control, and all the shares of common stock of the Company or other equity securities of the Company which may, or with respect to which voting power or control may, hereafter be acquired by the undersigned pursuant to options, warrants or otherwise on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned stockholder of the Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares that are inconsistent with this Irrevocable Proxy are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares that are inconsistent with this Irrevocable Proxy until after the Expiration Date (as defined below).

This Proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law), is granted pursuant to the Voting and Registration Rights Agreement dated as of November 19, 1999, by and among the Acquiror, the undersigned and other stockholders of the Company (the "Voting Agreement"), and is granted in consideration of the Acquiror entering into the Agreement and Plan of Merger, dated as of November 19, 1999, between the Acquiror and the Company (the "Merger Agreement"). The Merger Agreement provides for the merger of a Delaware corporation with and into the Company in accordance with its terms (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the Effective Time (as defined in the Voting Agreement). This Irrevocable Proxy is intended to bind the undersigned stockholder as a stockholder of the Company only with respect to the specific matters set forth herein and shall not prohibit the undersigned stockholder from acting in accordance with his or her fiduciary duties, if applicable, as an officer or director of the Company.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228 of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of the

Company and in every written consent in lieu of such meeting in favor of approval of the Merger and the Merger Agreement and in favor of any matter that could reasonably be expected to facilitate the Merger. The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned Stockholder may vote the Shares on all other matters.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

This proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law).

Dated:   November 19, 1999            Richard E. McMahon, STOCKHOLDER


                                      By:   /s/ Richard E. McMahon
                                         ----------------------------------

                                      Shares beneficially owned:

                                      78,768 shares of Company common stock

                                                                      EXHIBIT 10


                                Irrevocable Proxy
                                     to Vote
                                TREEV, Inc. Stock

The undersigned stockholder (the "Stockholder") of TREEV, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by Section 212 of the Delaware General Corporation Law) appoints Thomas Wenzke, Peter Schmerler and Hans-Jurgen Brintrup, and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of common stock of the Company or other equity securities that now are or hereafter may be beneficially owned by the undersigned, or with respect to which the undersigned has or shares voting power or control, and all the shares of common stock of the Company or other equity securities of the Company which may, or with respect to which voting power or control may, hereafter be acquired by the undersigned pursuant to options, warrants or otherwise on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned stockholder of the Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares that are inconsistent with this Irrevocable Proxy are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares that are inconsistent with this Irrevocable Proxy until after the Expiration Date (as defined below).

This Proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law), is granted pursuant to the Voting and Registration Rights Agreement dated as of November 19, 1999, by and among the Acquiror, the undersigned and other stockholders of the Company (the "Voting Agreement"), and is granted in consideration of the Acquiror entering into the Agreement and Plan of Merger, dated as of November 19, 1999, between the Acquiror and the Company (the "Merger Agreement"). The Merger Agreement provides for the merger of a Delaware corporation with and into the Company in accordance with its terms (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the Effective Time (as defined in the Voting Agreement). This Irrevocable Proxy is intended to bind the undersigned stockholder as a stockholder of the Company only with respect to the specific matters set forth herein and shall not prohibit the undersigned stockholder from acting in accordance with his or her fiduciary duties, if applicable, as an officer or director of the Company.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228 of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of the

Company and in every written consent in lieu of such meeting in favor of approval of the Merger and the Merger Agreement and in favor of any matter that could reasonably be expected to facilitate the Merger. The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned Stockholder may vote the Shares on all other matters.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

This proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law).

Dated:   November 19, 1999             Brian H. Hajost, STOCKHOLDER


                                       By:   /s/ Brian H. Hajost
                                          -----------------------------------

                                       Shares beneficially owned:

                                       154,588 shares of Company common stock